ENHANCED DISCLOSURE TASK FORCE (EDTF) RECOMMENDATIONS

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012, the EDTF published its report, “Enhancing the Risk Disclosures of Banks,” which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Pages
Type of risk	Number	Disclosure	MD&A	Financial Statements	Supplementary Regulatory Capital Disclosures
General	1	The index of risks to which the business is exposed.	16
	2	The Bank’s risk to terminology, measures and key parameters.	75-78
	3	Top and emerging risks, and the changes during the reporting period.	80-81, 85-91
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	55-58, 100-103, 116
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.	72-74
	6	Description of risk culture and procedures applied to support the culture.	75-78
	7	Description of key risks from the Bank’s business model.	79
	8	Stress testing use within the Bank’s risk governance and capital management.	75-76
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	55-58	205	4, 5
	10	a) Regulatory capital components.	59		24-26
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.			20-21
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	60-61		103
	12	Discussion of targeted level of capital, and the plans on how to establish this.	55-58
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	63-68, 79, 123	174	7, 39-42, 46-63, 76-81, 85, 100, 106, 112
	14	Analysis of the capital requirements for each Basel asset class.	63-68	174, 223-229	18-19, 39-81, 85, 90-93
	15	Tabulate credit risk in the Banking Book.	63-68	224	18-19, 39-64, 85, 90-93
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	63-68		65, 84, 105
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	64-66		66-69, 110
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	98-103
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	100
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	104-106
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	103-104
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	97
	23	Discussion of significant trading and non-trading market risk factors.	92-98	228-229
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	92-98	228-229
	25	Other risk management techniques e.g. stress tests, tail risk and market liquidity horizon.	92-98	228
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	85-91, 118-123	184-185, 224-227	7, 39-42, 46-63, 76-81
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		154-156, 185
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	88, 118-121	185	36-37
	29	Analysis of counterparty credit risk that arises from derivative transactions.	82-84	172-175	111
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	83-85, 89
Other risks	31	Quantified measures of the management of operational risk.	67, 107-108
	32	Discussion of publicly known risk items.	71

16 | 2024 Scotiabank Annual Report

Management’s Discussion & Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the year ended October 31, 2024. The MD&A should be read in conjunction with the Bank’s 2024 Consolidated Financial Statements, including the Notes. This MD&A is dated December 3, 2024.

Additional information relating to the Bank, including the Bank’s 2024 Annual Report, are available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2024 Annual Report and Annual Information Form are available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Table of Contents

18	Forward-looking statements

19	Financial highlights

20	Non-GAAP measures

Overview of Performance

27	Financial results: 2024 vs 2023

27	Medium-term financial objectives

27	Shareholder returns

28	Recent developments

28	Strategy, economic summary and outlook

29	Impact of foreign currency translation

Group Financial Performance

30	Net income

30	Net interest income

31	Non-interest income

32	Provision for credit losses

34	Non-interest expenses

34	Provision for income taxes

35	Fourth quarter review

37	Trending analysis

Business Line Overview

38	Overview

41	Canadian Banking

44	International Banking

48	Global Wealth Management

51	Global Banking and Markets

54	Other

Group Financial Condition

55	Statement of financial position

55	Capital management

68	Off-balance sheet arrangements

70	Financial instruments

71	Selected credit instruments – publicly known risk items

Risk Management

72	Risk management framework

82	Credit risk

92	Market risk

98	Liquidity risk

107	Other risks

Controls and Accounting Policies

111	Controls and procedures

111	Critical accounting policies and estimates

115	Future accounting developments

116	Regulatory developments

116	Related party transactions

Supplementary Data and Glossary

118	Geographic information

119	Credit risk

124	Revenues and expenses

126	Selected quarterly information

127	Selected annual information

127	Ten-year statistical review

132	Glossary

2024 Scotiabank Annual Report | 17

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

December 3, 2024

18 | 2024 Scotiabank Annual Report

FINANCIAL HIGHLIGHTS

T1 Financial highlights

As at and for the years ended October 31	2024(1)	2023(1)
Operating results ($ millions)
Net interest income	19,252	18,262
Non-interest income	14,418	13,952
Total revenue	33,670	32,214
Provision for credit losses	4,051	3,422
Non-interest expenses	19,695	19,121
Income tax expense	2,032	2,221
Net income	7,892	7,450
Net income attributable to common shareholders	7,286	6,919
Operating performance
Basic earnings per share ($)	5.94	5.78
Diluted earnings per share ($)	5.87	5.72
Return on equity (%)(2)	10.2	10.3
Return on tangible common equity (%)(3)	12.6	12.9
Productivity ratio (%)(2)	58.5	59.4
Operating leverage (%)(2)	1.5	(9.3)
Net interest margin (%)(3)	2.16	2.12
Financial position information ($ millions)
Cash and deposits with financial institutions	63,860	90,312
Trading assets	129,727	117,868
Loans	760,829	750,911
Total assets	1,412,027	1,411,043
Deposits	943,849	952,333
Common equity	73,590	68,767
Preferred shares and other equity instruments	8,779	8,075
Assets under administration(2)	771,454	673,550
Assets under management(2)	373,030	316,604
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(4)	13.1	13.0
Tier 1 capital ratio (%)(4)	15.0	14.8
Total capital ratio (%)(4)	16.7	17.2
Total loss absorbing capacity (TLAC) ratio (%)(5)	29.7	30.6
Leverage ratio (%)(6)	4.4	4.2
TLAC Leverage ratio (%)(5)	8.8	8.6
Risk-weighted assets ($ millions)(4)	463,992	440,017
Liquidity coverage ratio (LCR) (%)(7)	131	136
Net stable funding ratio (NSFR) (%)(8)	119	116
Credit quality
Net impaired loans ($ millions)	4,685	3,845
Allowance for credit losses ($ millions)(9)	6,736	6,629
Gross impaired loans as a % of loans and acceptances(2)	0.88	0.74
Net impaired loans as a % of loans and acceptances(2)	0.61	0.50
Provision for credit losses as a % of average net loans and acceptances(2)(10)	0.53	0.44
Provision for credit losses on impaired loans as a % of average net loans and acceptances(2)(10)	0.52	0.35
Net write-offs as a % of average net loans and acceptances(2)	0.46	0.32
Adjusted results(3)
Adjusted total revenue ($ millions)	33,813	31,847
Adjusted non-interest expenses ($ millions)	18,961	18,253
Adjusted net income ($ millions)	8,627	8,363
Adjusted diluted earnings per share ($)	6.47	6.48
Adjusted return on equity (%)	11.3	11.6
Adjusted return on tangible common equity (%)	13.7	14.4
Adjusted productivity ratio (%)	56.1	57.3
Adjusted operating leverage (%)	2.3	(8.5)
Common share information
Closing share price ($) (TSX)	71.69	56.15
Shares outstanding (millions)
Average – Basic	1,226	1,197
Average – Diluted	1,232	1,204
End of period	1,244	1,214
Dividends paid per share ($)	4.24	4.18
Dividend yield (%)(2)	6.5	6.5
Market capitalization ($ millions) (TSX)	89,214	68,169
Book value per common share ($)(2)	59.14	56.64
Market value to book value multiple(2)	1.2	1.0
Price to earnings multiple (trailing 4 quarters)(2)	12.0	9.7
Other information
Employees (full-time equivalent)	88,488	89,483
Branches and offices	2,236	2,379

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Refer to Glossary on page 132 for the description of the measure.
(3)	Refer to Non-GAAP Measures section starting on page 20.
(4)

Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). 2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances, and off-balance sheet exposures.

2024 Scotiabank Annual Report | 19

Management’s Discussion and Analysis

NON-GAAP MEASURES

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP) which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings, and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and are defined below.

Adjusted results and adjusted diluted earnings per share

The following presents a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

T2 Reconciliation of reported and adjusted results and diluted earnings per share

As at October 31 ($ millions)	2024(1)	2023(1)
Reported Results
Net interest income	$19,252	$18,262
Non-interest income	14,418	13,952
Total revenue	33,670	32,214
Provision for credit losses	4,051	3,422
Non-interest expenses	19,695	19,121
Income before taxes	9,924	9,671
Income tax expense	2,032	2,221
Net income	$7,892	$7,450
Net income attributable to non-controlling interests in subsidiaries (NCI)	134	112
Net income attributable to equity holders	7,758	7,338
Net income attributable to preferred shareholders and other equity instrument holders	472	419
Net income attributable to common shareholders	$7,286	$6,919
Diluted earnings per share (in dollars)	$5.87	$5.72
Weighted average number of diluted common shares outstanding (millions)	1,232	1,204
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$143	$(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	(7)	–
Impairment of non-financial assets	440	346
Restructuring charge and severance provisions	53	354
Legal provision	176	–
Amortization of acquisition-related intangible assets	72	81
Consolidation of real estate and contract termination costs	–	87
Total non-interest expense adjusting items (Pre-tax)	$734	$868
Total impact of adjusting items on net income before taxes	877	501
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	(46)	48
Impairment of non-financial assets	(61)	(73)
Restructuring charge and severance provisions	(15)	(96)
Amortization of acquisition-related intangible assets	(20)	(22)
Consolidation of real estate and contract termination costs	–	(24)
Canada recovery dividend	–	579
Total impact of adjusting items on income tax expense	(142)	412
Total impact of adjusting items on net income	735	913
Impact of adjusting items on NCI	(2)	(3)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$733	$910
Adjusted Results
Adjusted net interest income	$19,252	$18,262
Adjusted non-interest income	14,561	13,585
Adjusted total revenue	33,813	31,847
Adjusted provision for credit losses	4,051	3,422
Adjusted non-interest expenses	18,961	18,253
Adjusted income before taxes	10,801	10,172
Adjusted income tax expense	2,174	1,809
Adjusted net income	$8,627	$8,363
Adjusted net income attributable to NCI	136	115
Adjusted net income attributable to equity holders	8,491	8,248
Adjusted net income attributable to preferred shareholders and other equity instrument holders	472	419
Adjusted net income attributable to common shareholders	$8,019	$7,829
Adjusted diluted earnings per share (in dollars)	$6.47	$6.48
Impact of adjustments on diluted earnings per share (in dollars)	$0.60	$0.76
Weighted average number of diluted common shares outstanding (millions)	1,232	1,204

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

20 | 2024 Scotiabank Annual Report

T3 Impact of adjustments on (income)/expenses

	For the year ended						For the three months ended
	2024			2023			October 31, 2024			October 31, 2023

($ millions)	Pre-tax	After-tax		Pre-tax	After-tax		Pre-tax	After-tax		Pre-tax	After-tax
(a) Divestitures and wind-down of operations	$136	$90		$(367)	$(319)		$–	$–		$(367)	$(319)
Impairment of non-financial assets:
(b) Investment in associates	343	309		185	159		343	309		185	159
(b) Intangible assets including software	97	70		161	114		97	70		161	114
(c) Restructuring charge and severance provisions	53	38		354	258		53	38		354	258
(d) Legal provision	176	176		–	–		–	–		–	–
(e) Amortization of acquisition-related intangible assets	72	52		81	59		19	13		19	14
(f) Consolidation of real estate and contract termination costs	–	–		87	63		–	–		87	63
(g) Canada recovery dividend	–	–		–	579		–	–		–	–
Total	$877	$735		501	$913		$512	$430		$439	$289
Diluted EPS Impact		$0.60			$0.76			$0.35			$0.24
CET1 Impact(1)		(9 bps	)		(6 bps	)		(5 bps	)		6 bps

(1)	Including related impacts on regulatory capital and risk-weighted assets.

The Bank’s fiscal 2024 and 2023 results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q3 2024, the Bank entered into an agreement to sell CrediScotia Financiera, a wholly-owned consumer finance subsidiary in Peru, to Banco Santander. The Bank recognized an impairment loss of $143 million in non-interest income and a recovery of expenses of $7 million in non-interest expenses (collectively $90 million after-tax), majority of which relates to goodwill. In Q4 2023, the Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax). For further details, please refer to Note 37 of the Consolidated Financial Statements.

b)	Impairment of non-financial assets

In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank’s carrying value for a prolonged period (Q4 2023 – $185 million pre-tax and $159 million after-tax). In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax). In Q4 2023, the Bank recorded an impairment of software and other intangible assets of $161 million ($114 million after-tax). For further details, please refer to Notes 18 and 19 of the Consolidated Financial Statements.

c)	Restructuring charge and severance provisions

In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax) related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy. In Q4 2023, the Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax) related to workforce reductions and changes as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels. For further details, please refer to Note 24 of the Consolidated Financial Statements.

d)	Legal provision

In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 24 of the Consolidated Financial Statements.

e)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

f)	Consolidation of real estate and contract termination costs

In Q4 2023, the Bank recorded costs of $87 million ($63 million after-tax) related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

g)	Canada recovery dividend

In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. For further details, please refer to Note 28 of the Consolidated Financial Statements.

2024 Scotiabank Annual Report | 21

Management’s Discussion and Analysis

T4 Reconciliation of reported and adjusted results by business line

	For the year ended October 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$4,274	$2,839	$1,586	$1,688	$(2,495)	$7,892
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	125	10	–	(1)	134
Reported net income attributable to equity holders	4,274	2,714	1,576	1,688	(2,494)	7,758
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	468	472
Reported net income attributable to common shareholders	$4,273	$2,713	$1,575	$1,687	$(2,962)	$7,286
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$143	$143
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	–	–	–	53	53
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Impairment of non-financial assets	–	–	–	–	440	440
Legal provision	–	–	–	–	176	176
Amortization of acquisition-related intangible assets	4	32	36	–	–	72
Total non-interest expenses adjustments (Pre-tax)	4	32	36	–	662	734
Total impact of adjusting items on net income before taxes	4	32	36	–	805	877
Impact of other adjusting items on income tax expense	(1)	(9)	(10)	–	(122)	(142)
Total impact of adjusting items on net income	3	23	26	–	683	735
Impact of adjusting items on NCI	–	–	–	–	(2)	(2)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	23	26	–	681	733
Adjusted net income (loss)	$4,277	$2,862	$1,612	$1,688	$(1,812)	$8,627
Adjusted net income attributable to equity holders	$4,277	$2,737	$1,602	$1,688	$(1,813)	$8,491
Adjusted net income attributable to common shareholders	$4,276	$2,736	$1,601	$1,687	$(2,281)	$8,019

(1)	Refer to Business Line Overview on page 38.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

	For the year ended October 31, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$3,984	$2,555	$1,440	$1,768	$(2,297)	$7,450
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	106	9	–	(3)	112
Reported net income attributable to equity holders	3,984	2,449	1,431	1,768	(2,294)	7,338
Reported net income attributable to preferred shareholders and other equity instrument holders	4	4	3	3	405	419
Reported net income attributable to common shareholders	$3,980	$2,445	$1,428	$1,765	$(2,699)	$6,919
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$(367)	$(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	–	–	–	–	354	354
Consolidation of real estate and contract termination costs	–	–	–	–	87	87
Impairment of non-financial assets	–	–	–	–	346	346
Amortization of acquisition-related intangible assets	4	41	36	–	–	81
Total non-interest expenses adjustments (Pre-tax)	4	41	36	–	787	868
Total impact of adjusting items on net income before taxes	4	41	36	–	420	501
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(11)	(10)	–	(145)	(167)
Total impact of adjusting items on income tax expense	(1)	(11)	(10)	–	434	412
Total impact of adjusting items on net income	3	30	26	–	854	913
Impact of adjusting items on NCI	–	–	–	–	(3)	(3)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	30	26	–	851	910
Adjusted net income (loss)	$3,987	$2,585	$1,466	$1,768	$(1,443)	$8,363
Adjusted net income attributable to equity holders	$3,987	$2,479	$1,457	$1,768	$(1,443)	$8,248
Adjusted net income attributable to common shareholders	$3,983	$2,475	$1,454	$1,765	$(1,848)	$7,829

(1)	Refer to Business Line Overview on page 38.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

22 | 2024 Scotiabank Annual Report

Constant Dollar

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 29.

T5 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

For the year ended October 31 ($ millions)	2023(1)
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar
Net interest income	$8,131	$28	$8,103
Non-interest income	2,910	(164)	3,074
Total revenue	11,041	(136)	11,177
Provision for credit losses	1,868	(4)	1,872
Non-interest expenses	5,919	(38)	5,957
Income tax expense	699	(17)	716
Net Income	$2,555	$(77)	$2,632
Net income attributable to non-controlling interest in subsidiaries	$106	$5	$101
Net income attributable to equity holders of the Bank	$2,449	$(82)	$2,531
Other measures
Average assets ($ billions)	$237	$3	$234
Average liabilities ($ billions)	$179	$1	$178

For the year ended October 31 ($ millions)	2023(1)
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted
Net interest income	$8,131	$28	$8,103
Non-interest income	2,910	(164)	3,074
Total revenue	11,041	(136)	11,177
Provision for credit losses	1,868	(4)	1,872
Non-interest expenses	5,878	(40)	5,918
Income tax expense	710	(17)	727
Net Income	$2,585	$(75)	$2,660
Net income attributable to non-controlling interest in subsidiaries	$106	$5	$101
Net income attributable to equity holders of the Bank	$2,479	$(80)	$2,559

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.

Earning and non-earning assets, core earning assets, core net interest income and net interest margin

Net interest margin

Net interest margin is a non-GAAP ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.

Components of net interest margin are defined below:

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP measure.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

2024 Scotiabank Annual Report | 23

Management’s Discussion and Analysis

T6 Calculation of net interest margin

Consolidated Bank

For the year ended October 31 (Unaudited) ($ millions)	2024(1)	2023(1)
Average total assets - Reported(2)	$1,419,284	$1,396,092
Less: Non-earning assets	108,110	114,375
Average total earning assets(2)	$1,311,174	$1,281,717
Less:
Trading assets	146,307	121,735
Securities purchased under resale agreements
and securities borrowed	193,090	187,927
Other deductions	53,819	73,780
Average core earning assets(2) (A)	$917,958	$898,275
Net Interest Income - Reported	$19,252	$18,262
Less: Non-core net interest income	(620)	(798)
Core net interest income (B)	$19,872	$19,060
Net interest margin (B/A)	2.16%	2.12%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Average balances represent the average of daily balances for the period.

Canadian Banking

For the year ended October 31 (Unaudited) ($ millions)	2024(1)	2023(1)
Average total assets - Reported(2)	$449,469	$449,555
Less: Non-earning assets	4,393	4,035
Average total earning assets(2)	$445,076	$445,520
Less:
Other deductions	16,380	29,273
Average core earning assets(2)	$428,696	$416,247
Net Interest Income - Reported	$10,842	$9,761
Less: Non-core net interest income	2	–
Core net interest income	$10,840	$9,761
Net interest margin	2.53%	2.34%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Average balances represent the average of daily balances for the period.

International Banking

For the year ended October 31 (Unaudited) ($ millions)	2024(1)	2023(1)
Average total assets - Reported(2)	$232,463	$236,688
Less: Non-earning assets	15,949	19,414
Average total earning assets(2)	$216,514	$217,274
Less:
Trading assets	6,407	6,018
Securities purchased under resale agreements
and securities borrowed	4,063	3,218
Other deductions	7,647	7,684
Average core earning assets(2)	$198,397	$200,354
Net Interest Income - Reported	$8,889	$8,131
Less: Non-core net interest income	123	(60)
Core net interest income	$8,766	$8,191
Net interest margin	4.42%	4.09%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Average balances represent the average of daily balances for the period.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders as a percentage of average common shareholders’ equity.

24 | 2024 Scotiabank Annual Report

Attributed capital and operating segment return on equity

The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. Attributed capital is a non-GAAP measure.

Effective November 1, 2023, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of the Basel III common equity capital requirements. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.

Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP measure.

Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP measure.

Return on equity by operating segment

T7 Return on equity by operating segment

For the year ended October 31, 2024 ($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)
Reported
Net income (loss) attributable to common shareholders	$4,273	$2,713	$1,575	$1,687	$(2,962)		$7,286
Total average common equity(2)(3)	20,585	19,048	10,210	15,342	5,942		71,127
Return on equity	20.8%	14.2%	15.4%	11.0%	nm	(4)	10.2%
Adjusted(5)
Net income (loss) attributable to common shareholders	4,276	2,736	1,601	1,687	(2,281)		8,019
Return on equity	20.8%	14.4%	15.7%	11.0%	nm	(4)	11.3%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)

Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on pages 20 and 22.

For the year ended October 31, 2023 ($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other		Total(1)
Reported
Net income (loss) attributable to common shareholders	$3,980	$2,445	$1,428	$1,765	$(2,699)		$6,919
Total average common equity(2)(3)	18,846	18,898	9,777	14,420	5,459		67,400
Return on equity	21.1%	12.9%	14.6%	12.2%	nm	(4)	10.3%
Adjusted(5)
Net income (loss) attributable to common shareholders	3,983	2,475	1,454	1,765	(1,848)		7,829
Return on equity	21.1%	13.1%	14.9%	12.2%	nm	(4)	11.6%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)

Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on pages 20 and 22.

Return on tangible common equity

Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.

2024 Scotiabank Annual Report | 25

Management’s Discussion and Analysis

T8 Return on tangible common equity

For the years ended October 31 ($ millions)	2024(1)	2023(1)
Reported
Average common equity – reported(2)	$71,127	$67,400
Average goodwill(2)(3)	(9,056)	(9,376)
Average acquisition-related intangibles (net of deferred tax)(2)	(3,629)	(3,731)
Average tangible common equity(2)	$58,442	$54,293
Net income attributable to common shareholders – reported	$7,286	$6,919
Amortization of acquisition-related intangible assets (after-tax)(4)	52	59
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$7,338	$6,978
Return on tangible common equity	12.6%	12.9%
Adjusted(4)
Adjusted net income attributable to common shareholders	$8,019	$7,829
Return on tangible common equity – adjusted	13.7%	14.4%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)	Includes imputed goodwill from investments in associates.
(4)	Refer to Tables on pages 20 and 22.

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio.

Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Trading-related revenue (Taxable equivalent basis)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.

Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

26 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Overview of Performance

OVERVIEW OF PERFORMANCE

Financial Results: 2024 vs 2023

Net income was $7,892 million in 2024, compared to $7,450 million in 2023, an increase of 6%. The increase was driven mainly by higher revenues and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses. Diluted earnings per share (EPS) were $5.87 in fiscal 2024 compared to $5.72 last year. Return on equity was 10.2% this year compared to 10.3% in fiscal 2023.

Adjusting items impacting net income in the current year were a net charge of $735 million after-tax ($877 million pre-tax). The net impact of the adjusting items on diluted earnings per share was $0.60 and on Basel III Common Equity Tier 1 (CET1) ratio was negative nine basis points. In the prior year, adjusting items were a net charge of $913 million after-tax ($501 million pre-tax), with an impact on diluted earnings per share of $0.76 and on Basel III Common Equity Tier 1 (CET1) ratio of negative six basis points. Refer to Non-GAAP Measures starting on page 20 for further details.

Adjusted net income was $8,627 million in 2024 compared to $8,363 million in 2023, an increase of 3%. The increase was driven mainly by higher revenues, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes. Adjusted diluted EPS were $6.47 compared to $6.48, and adjusted return on equity was 11.3% compared to 11.6%.

Net interest income was $19,252 million, an increase of $990 million or 5% due primarily to a higher net interest margin and asset growth. Higher net interest income in Canadian Banking and International Banking was partly offset by lower net interest income in the Other segment due mainly to higher funding costs and higher losses from hedges, partly offset by higher income from liquid assets. The net interest margin was 2.16%, an increase of four basis points, driven primarily by higher margins in Canadian Banking and International Banking. This was partly offset by a lower contribution from asset/liability management activities, including increased levels of high quality, lower yielding liquid assets.

Non-interest income was $14,418 million, an increase of $466 million or 3%. Adjusted non-interest income was $14,561 million, an increase of $976 million or 7% due mainly to higher wealth management revenues, other fees and commissions, underwriting and advisory fees, higher unrealized gains on non-trading derivatives, and the positive impact of foreign currency translation. These were partly offset by lower bankers’ acceptance fees related to the conversion of bankers’ acceptances to loans due to the cessation of CDOR in June 2024 (“BA conversion”).

The provision for credit losses was $4,051 million compared to $3,422 million last year, an increase of $629 million due mainly to higher provision for credit losses on impaired loans, primarily in Canadian Banking and International Banking retail portfolios due to higher formations. The provision for credit losses on performing loans was lower this year, as prior year included higher provisions from the uncertainty of the impact of higher interest rates on consumers and the Bank’s portfolios. The provision for credit losses ratio increased 9 basis points to 53 basis points.

Non-interest expenses were $19,695 million, an increase of $574 million or 3%. Adjusted non-interest expenses were $18,961 million, an increase of $708 million or 4%. The increase was due mainly to higher personnel costs related to performance and share-based compensation, inflationary adjustments and annual increases, higher technology-related costs and advertising and business development costs to support business growth, as well as higher professional fees. Business and capital taxes and the unfavourable impact of foreign currency translation also contributed to the increase. These were partly offset by lower communications expenses and the benefit from prior productivity initiatives. Operating leverage was positive 1.5% for fiscal 2024 and adjusted operating leverage was positive 2.3%.

The effective tax rate was 20.5% compared to 23.0% in 2023 due primarily to the Canada Recovery Dividend in the prior year, partly offset by lower tax-exempt income and higher non-deductible expenses. On an adjusted basis, the effective tax rate was 20.1% compared to 17.8% due primarily to lower tax-exempt income, partly offset by higher income in lower tax jurisdictions.

The Basel III Common Equity Tier 1 (CET1) ratio was 13.1% as at October 31, 2024, compared to 13.0% last year.

Medium-term financial objectives

The following table provides a summary of our 2024 performance against our medium-term financial objectives(1):

	2024 Results

	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	2.6%	(0.2)%
Return on equity of 14%+	10.2%	11.3%
Achieve positive operating leverage	Positive 1.5%	Positive 2.3%
Maintain strong capital ratios	CET1 capital ratio of 13.1%	N/A

(1)	Refer to the Risk Management section for further discussion on the Bank’s risk management framework.
(2)	Refer to Non-GAAP Measures on page 20.

Shareholder Returns

In fiscal 2024, the total shareholder return on the Bank’s shares was 36%, compared to the total return of the S&P/TSX Composite Index of 32%. The total compound annual shareholder return on the Bank’s shares over the past five years was 4.8%, and 5.6% over the past 10 years. This is below the total annual return of the S&P/TSX Composite Index over the past five years and ten years of 11.4% and 8.4%, respectively.

Dividends per share totaled $4.24 for the year, an increase of 1.4% from 2023. The Bank’s target payout range is 40-50%. The dividend payout ratio for the year was 71%. The Board of Directors approved a quarterly dividend of $1.06 per common share, at its meeting on December 2, 2024. This quarterly dividend applies to shareholders of record at the close of business on January 7, 2025, and is payable January 29, 2025.

C1 Closing common share price as at October 31

2024 Scotiabank Annual Report | 27

Management’s Discussion and Analysis

T9 Shareholder returns

For the years ended October 31	2024	2023
Closing market price per common share ($)	71.69	56.15
Dividends paid ($ per share)	4.24	4.18
Dividend yield (%)(1)	6.5	6.5
Increase (decrease) in share price (%)	27.7	(14.7)
Total annual shareholder return (%)(1)	35.9	(9.1)

(1)	Refer to Glossary on page 132 for the description of the measure.

Recent Developments

On August 12, 2024, the Bank announced an agreement to acquire an approximate 14.9% pro-forma ownership interest in KeyCorp for approximately U.S. $2.8 billion through an all-cash purchase of newly issued voting common shares, at a fixed price of U.S. $17.17 per share. The transaction will be completed in two stages, an initial investment of 4.9% (Initial Investment) and an additional investment of approximately 10% (Additional Investment), for a total pro-forma ownership of approximately 14.9%, subject to receipt of regulatory approvals. Upon completion of the Additional Investment, the Bank will have the right to designate two individuals to serve on KeyCorp’s Board of Directors.

Acquisition of the Initial Investment of approximately 47.8 million shares was completed on August 30, 2024 for cash of U.S. $0.8 billion and recorded as an equity investment at fair value, with subsequent mark-to-market changes recorded in other comprehensive income.

Subject to regulatory approvals, the Additional Investment is expected to close in fiscal 2025. Upon completion of the Additional Investment, the Bank’s total interest in KeyCorp of approximately 14.9% will be accounted for as an investment in associate, as the Bank will have significant influence over KeyCorp, given its board representation and ownership interest.

Any difference between the fixed transaction price and the quoted share price of KeyCorp at the date of acquisition of the Additional Investment will be recognized as a gain (loss) within profit or loss in the period of closing, with a corresponding increase (decrease) in the carrying value of the investment in associate.

Upon completion of the Additional Investment, the total impact to the Bank’s CET1 ratio from both stages of the transaction is expected to be approximately 55 basis points.

Strategy, Economic Summary and Outlook

Strategy

The Bank’s strategic vision is to be our clients’ most trusted financial partner, while driving sustainable, profitable growth to maximize shareholder value. Our vision is driven by four strategic pillars: First, grow and scale in priority businesses, leveraging connectivity across North America and optimizing capital in lower return businesses. Second, earn more primary clients to build deeper, more meaningful relationships with a focus on value over volume. Third, focus on making it easier for our clients to do business with us; improving experiences while streamlining and digitizing processes. Last, win as one team by bringing the whole bank to our clients, while building and strengthening our culture where all employees can thrive. Our strategy is underpinned by strong risk management practices to keep our bank and our clients safe, and a robust balance sheet that provides flexibility and growth opportunities across changing market conditions.

Economic Summary

The change in administration in the United States inserts some uncertainty into the global economic outlook. Global central banks have begun a somewhat synchronized monetary easing as inflation approaches target rates in a large number of countries. This easing should support economic activity in coming years leading to gradual strengthening of the global economy. The results of the U.S. election raises some questions on the path forward for global growth and inflation that depend largely on the president-elect’s approach to trade and immigration policy and the uncertainty this may create. In the short-run, proposed cuts to corporate tax rates are likely to support growth, as will efforts to ease the regulatory burden in some sectors of the economy. The imposition of broad-based tariffs would raise input costs for firms, putting upward pressure on prices and downward pressure on economic activity. Aggressive trade policies could raise the risk of retaliation from impacted countries, raising global inflation while reducing growth.

In Canada, the cuts in the Bank of Canada’s policy rate should lead to a rebound in economic activity next year, from the roughly 1.2% expected in 2024 to around 2% next year. The interest-rate sensitive sectors of the economy, notably consumption and the housing sector, should underpin this modest recovery and there is already evidence of this occurring. With inflation largely under control, the Bank of Canada is forecast to lower interest rates until late spring, for a total cut of 200 basis points from peak policy rate to the 3% terminal value.

Further policy rate cuts are also expected in the U.S., though the economy there is substantially stronger than in other advanced economies. The past tightening in monetary policy should contribute to moderate growth next year, as the economy is expected to slow from a roughly 2.6% pace this year to around 1.8% in 2025. The U.S. outlook is subject to considerable policy uncertainty, which suggests the economy could be stronger than expected early next year, but then weaken somewhat if uncertainty remains high and changes in trade and immigration policies are implemented. Progress on the inflation front should allow the Federal Reserve to continue cutting interest rates until mid-2025.

Central banks in the Latin American countries are also in the process of normalizing interest rates, with further reductions in policy rates expected across the region. The impact of past interest rate increases continue to be felt across the region. As a consequence, growth is expected to moderate from the 2024 pace across most countries. Economic prospects are perhaps most challenging in Mexico, where the economic impacts of the judicial reform and other changes are yet to be fully understood. The incoming U.S. administration risks posing additional, though not currently quantifiable, headwinds for the Mexican economy.

28 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Overview of Performance

Outlook

The Bank expects solid earnings growth in 2025, benefitting from strong net interest income growth and higher net interest margin, driven by lower funding costs and growth in both loans and deposits. Non-interest revenues are expected to grow more modestly. Earnings are expected to be impacted by a higher tax rate, driven by the impact of global minimum taxes and reduction in inflation in certain international countries, and higher provision for credit losses. The Bank expects moderate expense growth, as investments to strategically grow the Bank will be partly offset by productivity initiatives. The Bank is expected to generate positive operating leverage, and all capital and liquidity metrics are expected to remain strong in 2025.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in the table below.

T10 Impact of foreign currency translation

	2024		2023
For the fiscal years	Average exchange rate	% Change	Average exchange rate	% Change
U.S. Dollar/Canadian Dollar	0.735	(0.9)%	0.742	(4.5)%
Mexican Peso/Canadian Dollar	13.091	(2.5)%	13.424	(15.0)%
Peruvian Sol/Canadian Dollar	2.757	(1.1)%	2.788	(7.1)%
Colombian Peso/Canadian Dollar	2,943.081	(11.1)%	3,309.943	3.9%
Chilean Peso/Canadian Dollar	682.082	9.2%	624.816	(6.7)%

Impact on net income(1) ($ millions except EPS)	2024 vs. 2023	2023 vs. 2022
Net interest income	$(31)	$665
Non-interest income(2)	243	60
Non-interest expenses	(70)	(517)
Other items (net of tax)(2)	(56)	(158)
Net income	$86	$50
Earnings per share (diluted)	$0.07	$0.04
Impact by business line ($ millions)
Canadian Banking	$2	$3
International Banking(2)	90	71
Global Wealth Management	–	23
Global Banking and Markets	5	62
Other(2)	(11)	(109)
	$86	$50

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

2024 Scotiabank Annual Report | 29

Management’s Discussion and Analysis

GROUP FINANCIAL PERFORMANCE

Net Income

Net income was $7,892 million in 2024 compared to $7,450 million in 2023, an increase of 6%. The increase was driven mainly by higher revenues and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses.

Adjusted net income was $8,627 million compared to $8,363 million, an increase of 3%. The increase was driven mainly by higher revenues, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes. Refer to Non-GAAP Measures starting on page 20 for further details on adjusting items.

Net Interest Income

Net interest income was $19,252 million, an increase of $990 million or 5% due primarily to a higher net interest margin and asset growth. Higher net interest income in Canadian Banking and International Banking was partly offset by lower net interest income in the Other segment due mainly to higher funding costs and higher losses from hedges, partly offset by higher income from liquid assets.

The net interest margin was 2.16%, an increase of four basis points, driven primarily by higher margins in Canadian Banking and International Banking. This was partly offset by a lower contribution from asset/liability management activities, including increased levels of high quality, lower yielding liquid assets.

T11 Average balance sheet(1) and net interest income

	2024			2023

For the fiscal years ($ billions)	Average balance(2)	Interest	Average rate	Average balance(2)	Interest	Average rate
Assets
Deposits with financial institutions	$64.5	$3.1	4.79%	$77.6	$3.5	4.47%
Trading assets	146.3	1.7	1.13%	121.7	1.8	1.52%
Securities purchased under resale agreements and securities borrowed	193.1	1.6	0.83%	187.9	1.5	0.79%
Investment securities	147.6	7.5	5.09%	117.5	5.0	4.25%
Loans:
Residential mortgages	343.6	16.0	4.67%	349.6	15.3	4.37%
Personal loans	105.5	8.8	8.32%	102.9	7.9	7.68%
Credit cards	17.3	3.2	18.53%	16.0	2.9	18.42%
Business and government	289.9	19.8	6.82%	293.4	18.9	6.45%
Allowance for credit losses	(6.6)			(5.8)
Total loans	$749.7	$47.8	6.38%	$756.1	$45.0	5.96%
Customers’ liability under acceptances	10.0			20.9
Total average earning assets(3)	$1,311.2	$61.7	4.70%	$1,281.7	$56.8	4.43%
Other assets	108.1			114.4
Total average assets	$1,419.3	$61.7	4.34%	$1,396.1	$56.8	4.07%
Liabilities and equity
Deposits:
Personal	$292.4	$9.5	3.25%	$279.2	$7.7	2.76%
Business and government	610.2	28.2	4.63%	621.3	26.2	4.22%
Financial institutions	49.1	1.8	3.58%	55.3	1.7	3.06%
Total deposits	$951.7	$39.5	4.15%	$955.8	$35.6	3.73%
Obligations related to securities sold under repurchase agreements and securities lent	176.2	0.7	0.40%	141.5	0.7	0.51%
Subordinated debentures	8.5	0.5	5.74%	9.4	0.5	5.01%
Other interest-bearing liabilities	73.0	1.7	2.37%	79.5	1.7	2.16%
Total interest-bearing liabilities	$1,209.4	$42.4	3.51%	$1,186.2	$38.5	3.25%
Financial instruments designated at fair value through profit or loss	33.5			25.7
Other liabilities including acceptances	94.9			107.1
Equity(4)	81.5			77.1
Total liabilities and equity	$1,419.3	$42.4	2.99%	$1,396.1	$38.5	2.76%
Net interest income		$19.3			$18.3

(1)	Average of daily balances.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)	Refer to Non-GAAP Measures on Page 20.
(4)	Includes non-controlling interest of $1.7 (2023 – $1.6).

30 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Performance

Non-Interest Income

T12  Non-interest income

For the fiscal years ($ millions)	2024(1)	2023(1)	2024 versus 2023
Banking
Card revenues	$869	$778	12%
Banking services fees	1,955	1,879	4
Credit fees	1,585	1,861	(15)
Total banking revenues	$4,409	$4,518	(2)%
Wealth management
Mutual funds	$2,282	$2,127	7%
Brokerage fees	1,251	1,117	12
Investment management and trust
Investment management and custody	840	795	6
Personal and corporate trust	256	234	9
	1,096	1,029	7
Total wealth management revenues	$4,629	$4,273	8%
Underwriting and advisory fees	702	554	27
Non-trading foreign exchange	930	911	2
Trading revenues	1,634	1,580	3
Net gain on sale of investment securities	48	129	(63)
Net income from investments in associated corporations	198	153	29
Insurance service results	470	413	14
Other fees and commissions	1,247	1,073	16
Other(2)	151	348	(57)
Total non-interest income	$14,418	$13,952	3%
Non-GAAP Adjusting items(3)
Divestitures and wind-down of operations(2)	143	(367)
Adjusted non-interest income(3)	$14,561	$13,585	7%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Recorded in Other Non-interest Income.
(3)	Refer to Non-GAAP Measures on page 20.

C2	Sources of non-interest income

Non-interest income was $14,418 million, an increase of $466 million or 3%. Adjusted non-interest income was $14,561 million (refer to Non-GAAP Measures starting on page 20), an increase of $976 million or 7% mainly due to higher wealth management revenues, other fees and commissions, underwriting and advisory fees, higher unrealized gains on non-trading derivatives, and the positive impact of foreign currency translation. These were partly offset by lower bankers’ acceptance fees related to the BA conversion.

Banking revenues decreased $109 million or 2%, from lower bankers’ acceptance fees related to the BA conversion, partly offset by higher card revenues and higher deposit and payment services fees.

Wealth management revenues increased $356 million or 8%, due to higher mutual fund revenues, brokerage fees, and investment management and trust revenues.

Underwriting and advisory fees increased by $148 million or 27%, due mainly to higher new issuance activities across all segments, including debt and equity capital markets.

Trading revenues increased $54 million or 3%, due mainly to increases in client-driven activity in the equities business, partly offset by lower trading revenues in the fixed income business.

Other fees and commissions increased by $174 million or 16% due mainly to higher securities borrowing and lending activities.

Net gain on sale of investment securities decreased by $81 million or 63%, due to lower realized gains on bond securities.

Net income from investments in associated corporations increased $45 million or 29%, due mainly to lower unrealized losses on private equity investments, partly offset by the impact of the divestiture of Canadian Tire Financial Services in the prior year.

Insurance underwriting income increased $57 million or 14%, due largely to lower claims expenses than the prior year and higher premiums.

Other income decreased by $197 million. On an adjusted basis, other income increased by $313 million due primarily to higher unrealized gains on non-trading derivatives, as well as higher investment gains.

2024 Scotiabank Annual Report | 31

Management’s Discussion and Analysis

T13  Trading-related revenues (1)

For the fiscal years ($ millions)	2024	2023
Trading-related revenue (TEB)(2)
Net interest income	$(256)	$(260)
Non-interest income
Trading revenues	1,686	2,017
Other fees and commissions	613	503
Total trading-related revenue (TEB)	$2,043	$2,260
Taxable equivalent adjustment	(52)	(437)
Trading-related revenue (Non-TEB)	$1,991	$1,823

(1)	Refer to Non-GAAP Measures on page 20.
(2)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of trading securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded.

Provision for Credit Losses

The provision for credit losses was $4,051 million compared to $3,422 million last year, an increase of $629 million due mainly to higher provision for credit losses on impaired loans, primarily in Canadian Banking and International Banking retail portfolios due to higher formations. The provision for credit losses ratio increased 9 basis points to 53 basis points.

Provision for credit losses on performing loans was $121 million compared to $699 million. The provision this period reflects retail credit migration to impaired in International Banking, mainly in Mexico and Peru. Retail provisions were impacted by portfolio growth and higher interest rates, including related migration in retail portfolios in Canadian Banking. Commercial and corporate provisions were impacted by credit migration and the unfavourable macroeconomic outlook. Higher provisions last year were driven primarily by the unfavourable macroeconomic outlook and uncertainty resulting in migration on retail and certain sectors in commercial portfolios.

Provision for credit losses on impaired loans was $3,930 million compared to $2,723 million, an increase of $1,207 million, due primarily to higher formations in the International Banking retail portfolios, across most markets, as well as higher provisions in Canadian Banking. The provision for credit losses ratio on impaired loans increased 17 basis points to 52 basis points.

T14  Provision for credit losses by business line

	2024			2023

For the fiscal years ($ millions)	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total
Canadian Banking
Retail	$109	$1,257	$1,366	$251	$848	$1,099
Commercial	18	307	325	238	106	344
Total	127	1,564	1,691	489	954	1,443
International Banking
Retail	(138)	2,040	1,902	26	1,480	1,506
Commercial	89	297	386	73	285	358
Total	(49)	2,337	2,288	99	1,765	1,864
Global Wealth Management	3	24	27	6	4	10
Global Banking and Markets	43	5	48	101	–	101
Other	–	–	–	–	–	–
Provision for credit losses on loans, acceptances and off-balance sheet exposures	$124	$3,930	$4,054	$695	$2,723	$3,418
International Banking	$(3)	$–	$(3)	$4	$–	$4
Global Wealth Management	–	–	–	–	–	–
Global Banking and Markets	(1)	–	(1)	–	–	–
Other	1	–	1	–	–	–
Provision for credit losses on debt securities and deposits with banks	$(3)	$–	$(3)	$4	$–	$4
Total provision for credit losses	$121	$3,930	$4,051	$699	$2,723	$3,422

32 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Performance

T14A  Provision for credit losses against impaired financial instruments by business line

For the fiscal years ($ millions)	2024	2023
Canadian Banking
Retail	$1,257	$848
Commercial	307	106
	$1,564	$954
International Banking
Caribbean and Central America	$194	$161
Latin America
Mexico	404	315
Peru	554	393
Chile	587	479
Colombia	532	349
Other Latin America	66	68
Total Latin America	2,143	1,604
	$2,337	$1,765
Global Wealth Management	$24	$4
Global Banking and Markets
Canada	$(12)	$(9)
U.S.	24	14
Asia and Europe	(7)	(5)
	$5	$–
Total	$3,930	$2,723

T15 Provision for credit losses as a percentage of average net loans and acceptances(1)(2)

For the fiscal years (%)	2024	2023
Canadian Banking
Retail	0.39%	0.31%
Commercial	0.35	0.40
	0.38	0.32
International Banking
Retail	2.42	1.96
Commercial	0.44	0.38
	1.37	1.09
Global Wealth Management	0.11	0.04
Global Banking and Markets	0.04	0.07
Provisions against impaired loans	0.52	0.35
Provisions against performing loans	0.01	0.09
Provision for credit losses as a percentage of average net loans and acceptances	0.53%	0.44%

(1)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.
(2)	Refer to Glossary on page 132 for the description of the measure.

T16 Net write-offs(1) as a percentage of average net loans and acceptances(2)

For the fiscal years (%)	2024	2023
Canadian Banking
Retail	0.34%	0.21%
Commercial	0.26	0.12
	0.32	0.19
International Banking
Retail	2.43	1.83
Commercial	0.20	0.20
	1.25	0.93
Global Wealth Management	0.05	–
Global Banking and Markets	–	–
Total	0.46%	0.32%

(1)	Write-offs net of recoveries.
(2)	Refer to Glossary on page 132 for the description of the measure.

2024 Scotiabank Annual Report | 33

Management’s Discussion and Analysis

Non-Interest Expenses

T17 Non-interest expenses and productivity

For the fiscal years ($ millions)	2024(1)	2023(1)	2024 versus 2023
Salaries and employee benefits
Salaries	$5,663	$5,603	1%
Performance-based compensation	2,170	2,083	4
Share-based payments	371	331	12
Other employee benefits	1,651	1,573	5
	$9,855	$9,590	3%
Premises and technology
Premises	571	544	5
Technology	2,325	2,113	10
	$2,896	$2,657	9%
Depreciation and amortization
Depreciation	730	801	(9)
Amortization of intangible assets	1,030	1,019	1
	$1,760	$1,820	(3)%

Communications	$381	$395	(4)%

Advertising and business development	$614	$576	7%

Professional	$793	$779	2%

Business and capital taxes
Business taxes	617	566	9
Capital taxes	65	68	(4)
	$682	$634	8%
Other	$2,714	$2,670	2%

Total non-interest expenses	$19,695	$19,121	3%
Non-GAAP adjusting items(2):
Divestitures and wind-down of operations	7	–
Impairment of non-financial assets	(440)	(346)
Restructuring charge and severance provisions	(53)	(354)
Legal provision	(176)	–
Amortization of acquisition-related intangible assets	(72)	(81)
Consolidation of real estate and contract termination costs	–	(87)
	(734)	(868)
Recorded in:
Salaries and employee benefits	(46)	(38)
Depreciation and amortization	(169)	(260)
Other	(519)	(570)
	(734)	(868)
Adjusted non-interest expenses(2)	$18,961	$18,253	4%
Productivity ratio(3)	58.5%	59.4%
Adjusted productivity ratio(2)	56.1%	57.3%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Refer to Non-GAAP Measures starting on page 20.
(3)	Refer to Glossary on page 132 for the description of the measure.

C3	Non-interest expenses $ millions

C4	Direct and indirect taxes $ millions

Non-interest expenses were $19,695 million, an increase of $574 million or 3%. Adjusted non-interest expenses were $18,961 million, an increase of $708 million or 4%. The increase was due mainly to higher personnel costs related to performance and share-based compensation, inflationary adjustments and annual increases, higher technology-related costs and advertising and business development costs to support business growth, as well as higher professional fees. Business and capital taxes and the unfavourable impact of foreign currency translation also contributed to the increase. These were partly offset by lower communications expenses and the benefit from prior productivity initiatives.

The Bank’s total technology costs, consisting of Technology expenses (refer Table T17), as well as certain costs included within salaries, professional fees, and depreciation and amortization, were approximately $4.8 billion, an increase of 7% compared to 2023 and represented 14% of revenues, in line with the prior year. New investments in 2024 reflect the Bank’s medium-term commitment to modernize at scale by accelerating cloud migration, data and analytics capabilities, and end-to-end digitization, as well as continued investment in core foundational enterprise security and architecture.

The productivity ratio was 58.5% compared to 59.4%. On an adjusted basis, the productivity ratio was 56.1% compared to 57.3%. Operating leverage was positive 1.5%. On an adjusted basis, operating leverage was positive 2.3%.

Provision for Income Taxes

The effective tax rate was 20.5% compared to 23.0% in 2023 due primarily to the Canada Recovery Dividend in the prior year, partly offset by lower tax-exempt income and higher non-deductible expenses. The lower tax-exempt income reflects the impact of the denial of the dividend received deduction measure enacted during the year as part of Federal Budget Implementation Act Bill C-59. In line with the provisions of this measure, effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property.

On an adjusted basis, the effective rate was 20.1% compared to 17.8% due primarily to lower tax-exempt income, partly offset by higher income in lower tax jurisdictions.

34 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Performance

Fourth Quarter Review

T18 Fourth quarter financial results

	For the three months ended

($ millions)	October 31 2024(1)	July 31 2024(1)	October 31 2023(1)
Reported Results
Net interest income	$4,923	$4,862	$4,666
Non-interest income	3,603	3,502	3,606
Total revenue	8,526	8,364	8,272
Provision for credit losses	1,030	1,052	1,256
Non-interest expenses	5,296	4,949	5,527
Income tax expense	511	451	135
Net income	$1,689	$1,912	$1,354
Net income attributable to non-controlling interests in subsidiaries (NCI)	47	36	31
Net income attributable to equity holders of the Bank	$1,642	$1,876	$1,323
Preferred shareholders and other equity instrument holders	121	120	109
Common shareholders	1,521	1,756	1,214
Adjustments(2)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$143	$(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	(7)	–
Impairment of non-financial assets	440	–	346
Restructuring charge and severance provisions	53	–	354
Legal provision	–	176	–
Amortization of acquisition-related intangible assets	19	17	19
Consolidation of real estate and contract termination costs	–	–	87
Total non-interest expense adjusting items (Pre-tax)	512	186	806
Total impact of adjusting items on net income before taxes	512	329	439
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	–	(46)	48
Impairment of non-financial assets	(61)	–	(73)
Restructuring charge and severance provisions	(15)	–	(96)
Amortization of acquisition-related intangible assets	(6)	(4)	(5)
Consolidation of real estate and contract termination costs	–	–	(24)
Total impact of adjusting items on income tax expense	(82)	(50)	(150)
Total impact of adjusting items on net income	430	279	289
Impact of adjusting items on NCI	–	(2)	(3)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$430	$277	$286
Adjusted Results
Adjusted net interest income	$4,923	$4,862	$4,666
Adjusted non-interest income	3,603	3,645	3,239
Adjusted total revenue	8,526	8,507	7,905
Adjusted provision for credit losses	1,030	1,052	1,256
Adjusted non-interest expenses	4,784	4,763	4,721
Adjusted income tax expense	593	501	285
Adjusted net income	$2,119	$2,191	$1,643
Adjusted net income attributable to non-controlling interests in subsidiaries (NCI)	47	38	34
Adjusted net income attributable to equity holders of the Bank	$2,072	$2,153	$1,609
Preferred shareholders and other equity instrument holders	121	120	109
Common shareholders	1,951	2,033	1,500

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Refer to Non-GAAP Measures starting on page 20.

Net income

Q4 2024 vs Q4 2023

Net income was $1,689 million compared to $1,354 million, an increase of 25%. The increase was driven mainly by higher net interest income and lower provision for credit losses and non-interest expenses, partly offset by higher provision for income taxes. Adjusted net income was $2,119 million compared to $1,643 million, an increase of 29%, due mainly to higher revenues and lower provision for credit losses, partly offset by higher provision for income taxes.

Q4 2024 vs Q3 2024

Net income was $1,689 million compared to $1,912 million, a decrease of 12%. The decrease was due mainly to higher non-interest expenses and provision for income taxes, partly offset by higher revenues. Adjusted net income was $2,119 million compared to $2,191 million, a decrease of 3%, due mainly to higher provision for income taxes.

Total revenue

Q4 2024 vs Q4 2023

Revenues were $8,526 million compared to $8,272 million, an increase of 3%. Adjusted revenues were $8,526 million compared to $7,905 million, an increase of 8%.

2024 Scotiabank Annual Report | 35

Management’s Discussion and Analysis

Net interest income was $4,923 million, an increase of $257 million or 6%, due primarily to loan growth inclusive of the BA conversion. This was partly offset by the negative impact of foreign currency translation. The net interest margin was 2.15%, in line with the prior year.

Non-interest income was $3,603 million, a decrease of $3 million. Adjusted non-interest income was $3,603 million, an increase of $364 million or 11%. The increase was due mainly to higher trading revenues, wealth management revenues, other fees and commissions, and insurance revenue, partly offset by lower bankers’ acceptance fees related to the BA conversion, as well as the negative impact of foreign currency translation.

Q4 2024 vs Q3 2024

Revenues were $8,526 million compared to $8,364 million, an increase of 2%. Adjusted revenues were $8,526 million compared to $8,507 million.

Net interest income increased $61 million or 1%, due mainly to loan growth inclusive of the impact of BA conversion, partly offset by the negative impact of foreign currency translation. The net interest margin increased one basis point driven mainly by a higher contribution from asset/liability management activities related to lower funding costs and lower losses from hedges, partly offset by lower margins in Canadian Banking, and lower levels of higher yielding loans in International Banking.

Non-interest income increased $101 million or 3%. Adjusted non-interest income declined $42 million or 1%. The decrease was due mainly to lower bankers’ acceptance fees related to the BA conversion, lower underwriting and advisory fees, and the negative impact of foreign currency translation, partly offset by higher other fees and commissions, higher trading revenues, and higher wealth management revenues.

Provision for credit losses

Q4 2024 vs Q4 2023

The provision for credit losses was $1,030 million, compared to $1,256 million, a decrease of $226 million. The provision for credit losses ratio decreased 11 basis points to 54 basis points.

The provision for credit losses on performing loans was a net reversal of $13 million, compared to a provision taken of $454 million. The provision reversal this period was driven by retail credit migration to impaired, mainly in Mexico and Peru, as well as the impact of interest rate cuts, mainly on the mortgage and auto loan portfolios in Canada, and the improved macroeconomic outlook. This was partly offset by credit migration in the commercial and corporate portfolios and retail unsecured lines. The higher provision last year was driven primarily by the unfavourable macroeconomic outlook and uncertainty, resulting in migration in retail and certain sectors in commercial and corporate portfolios.

The provision for credit losses on impaired loans was $1,043 million, compared to $802 million, an increase of $241 million or 30% due primarily to higher formations in Canadian Banking retail and commercial portfolios. There were also higher formations in International Banking retail portfolios, mostly in Mexico, Chile and Colombia. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of 13 basis points.

Q4 2024 vs Q3 2024

The provision for credit losses decreased $22 million from $1,052 million, primarily in International Banking. The provision for credit losses ratio decreased one basis point to 54 basis points.

The provision for credit losses on performing loans was a net reversal of $13 million, compared to a provision taken of $82 million, a decrease of $95 million. The decrease was mostly in Canadian Banking reflecting the favorable impact of interest rate cuts and the improved macroeconomic outlook relating to the commercial portfolio. This was partly offset by credit migration in the commercial and corporate portfolios and retail unsecured lines.

The provision for credit losses on impaired loans was $1,043 million, compared to $970 million, an increase of $73 million or 8%, due primarily to higher formations in Canadian Banking retail and commercial portfolios. This was partly offset by lower retail provisions in International Banking, mainly in Colombia, Chile and Peru due to lower formations. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of four basis points.

Non-interest expenses

Q4 2024 vs Q4 2023

Non-interest expenses were $5,296 million, a decrease of 4%. Adjusted non-interest expenses were $4,784 million, an increase of $63 million or 1%, driven by higher performance-based compensation, technology-related costs, personnel costs, advertising costs, and business and capital taxes. This was partly offset by the favourable impact of foreign currency translation, lower communications expenses and share-based compensation.

The productivity ratio was 62.1% compared to 66.8%. The adjusted productivity ratio was 56.1% compared to 59.7%.

Q4 2024 vs Q3 2024

Non-interest expenses increased by $347 million or 7%. Adjusted non-interest expenses increased marginally by $21 million. The increase was due to higher technology-related costs, performance-based compensation, advertising, and professional fees. Partly offsetting were lower other employee benefits and the favourable impact of foreign currency translation.

The productivity ratio was 62.1% compared to 59.2%. The adjusted productivity ratio was 56.1% compared to 56.0%.

Provision for income taxes

Q4 2024 vs Q4 2023

The effective tax rate was 23.2% compared to 9.1% due primarily to lower tax-exempt income, lower income in lower tax jurisdictions, and the benefit of divestitures in the prior year. The lower tax-exempt income reflects the impact of the denial of the dividend received deduction measure enacted during the year as part of Federal Budget Implementation Act Bill C-59. In line with the provisions of this measure, effective January 1, 2024, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. On an adjusted basis, the effective rate was 21.8% compared to 14.8% due primarily to lower tax-exempt income and lower income in lower tax jurisdictions.

36 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Performance

Q4 2024 vs Q3 2024

The effective tax rate was 23.2% compared to 19.1% due primarily to the impairment charge on Bank of Xi’an Co. Ltd, lower income in lower tax jurisdictions and adjustments related to prior year taxes, partly offset by higher non-deductible expenses in the prior quarter. On an adjusted basis, the effective tax rate was 21.8% compared to 18.6% due primarily to lower income in lower tax jurisdictions and adjustments related to prior year taxes.

Trending Analysis

T19 Quarterly financial highlights

	For the three months ended

($ millions)	October 31 2024(1)	July 31 2024(1)	April 30 2024(1)	January 31 2024(1)	October 31 2023(1)	July 31 2023(1)	April 30 2023(1)	January 31 2023(1)
Reported results
Net interest income	$4,923	$4,862	$4,694	$4,773	$4,666	$4,573	$4,460	$4,563
Non-interest income	3,603	3,502	3,653	3,660	3,606	3,494	3,453	3,399
Total revenue	$8,526	$8,364	$8,347	$8,433	$8,272	$8,067	$7,913	$7,962
Provision for credit losses	1,030	1,052	1,007	962	1,256	819	709	638
Non-interest expenses	5,296	4,949	4,711	4,739	5,527	4,559	4,574	4,461
Income tax expense	511	451	537	533	135	497	484	1,105
Net income	$1,689	$1,912	$2,092	$2,199	$1,354	$2,192	$2,146	$1,758
Basic earnings per share ($)	1.23	1.43	1.59	1.70	1.01	1.72	1.69	1.36
Diluted earnings per share ($)	1.22	1.41	1.57	1.68	0.99	1.70	1.68	1.35
Net interest margin (%)(2)	2.15	2.14	2.17	2.19	2.15	2.10	2.12	2.11
Effective tax rate (%)(3)	23.2	19.1	20.4	19.5	9.1	18.5	18.4	38.6
Adjusted results(2)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$143	$–	$–	$(367)	$–	$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	(7)	–	–	–	–	–	–
Impairment of non-financial assets	440	–	–	–	346	–	–	–
Restructuring charge and severance provisions	53	–	–	–	354	–	–	–
Legal provision	–	176	–	–	–	–	–	–
Amortization of acquisition-related intangible assets	19	17	18	18	19	20	21	21
Consolidation of real estate and contract termination costs	–	–	–	–	87	–	–	–
Total non-interest expenses adjustments (Pre-tax)	512	186	18	18	806	20	21	21
Total impact of adjusting items on net income before taxes	512	329	18	18	439	20	21	21
Impact of adjusting items on income tax expense:
Canada recovery dividend	–	–	–	–	–	–	–	579
Impact of other adjusting items on income tax expense	(82)	(50)	(5)	(5)	(150)	(5)	(6)	(6)
Total impact of adjusting items on net income	430	279	13	13	289	15	15	594
Adjusted net income	$2,119	$2,191	$2,105	$2,212	$1,643	$2,207	$2,161	$2,352
Adjusted diluted earnings per share	$1.57	$1.63	$1.58	$1.69	$1.23	$1.72	$1.69	$1.84

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Refer to Non-GAAP Measures starting on page 20.
(3)	Refer to Glossary on page 132 for the description of the measure.

Earnings over the period were driven by higher net interest income and generally higher non-interest income, partly offset by higher provision for credit losses and increased term funding costs. Earnings for the current quarter were impacted by adjusting items.

Total revenue

Canadian Banking net interest income over the period has increased, driven by deposit growth and margin expansion. International Banking net interest income has trended upward driven by improvements in lending mix and rates, and the impact of lower funding costs. Global Wealth Management fee-based revenues increased during the period and are impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and business banking businesses. Revenues in the Other segment were impacted by higher term funding costs and asset/liability management activities.

Provision for credit losses

Provision for credit losses have trended upward during the period driven by higher impaired loan provisions due mainly to higher formations and retail credit migration. There were also higher provisions due to the uncertainty around the impact of higher interest rates, retail portfolio growth and continued unfavorable macroeconomic outlook.

Non-interest expenses

Non-interest expenses for the period reflect the Bank’s continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation also contributed to fluctuations over the period.

Provision for income taxes

The effective tax rate was 23.2% this quarter. The effective tax rate average was 20.8% over the period and was impacted by the recognition of the CRD in Q1 2023, increased statutory tax rates, divestitures, restructuring charge and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income and inflationary benefits.

2024 Scotiabank Annual Report | 37

Management’s Discussion and Analysis

BUSINESS LINE OVERVIEW

Business line results are presented on a taxable equivalent basis, adjusting for the following:

•

The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

•

International Banking business segment results are analyzed on a constant dollar basis. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

•

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

The TEB gross-up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below. Effective January 1, 2024, in line with the provisions of Bill C-59, the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property, which resulted in a lower TEB gross-up:

T20 TEB Gross-up

($ millions)	2024	2023
Net interest income	3	36
Non-interest income	52	437
Total revenue and provision for taxes	55	473

Below are the results of the Bank’s operating segments for 2024.

CANADIAN BANKING

Canadian Banking reported net income attributable to equity holders of $4,274 million, compared to $3,984 million. Adjusted net income to equity holders was $4,277 million, an increase of $290 million or 7%. The increase was due primarily to higher revenue driven by deposit growth and margin expansion, partly offset by higher non-interest expenses and provision for credit losses. Return on equity was 20.8% compared to 21.1% in the prior year.

INTERNATIONAL BANKING

Net income attributable to equity holders was $2,714 million, an increase of 11% from $2,449 million. Adjusted net income attributable to equity holders was $2,737 million, an increase of $258 million or 10%. The increase was driven by higher net interest income and non-interest income and the positive impact of foreign currency translation, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes. Return on equity was 14.2% compared to 12.9% in the prior year. Adjusted return on equity was 14.4% compared to 13.1% in the prior year.

GLOBAL WEALTH MANAGEMENT

Net income attributable to equity holders was $1,576 million, compared to $1,431 million in the prior year. Adjusted net income attributable to equity holders was $1,602 million, up $145 million or 10%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher non-interest expenses due largely to volume-related expenses. Return on equity was 15.4% compared to 14.6% in the prior year. Adjusted return on equity was 15.7% compared to 14.9% in the prior year.

GLOBAL BANKING AND MARKETS

Global Banking and Markets reported net income attributable to equity holders of $1,688 million, a decrease of $80 million or 5%. This decline was due to higher non-interest expenses, lower net interest income, and lower non-interest income, partly offset by lower provision for credit losses, lower income tax expense and the positive impact of foreign currency translation. Return on equity was 11% compared to 12.2% in the prior year.

OTHER

The Other segment reported a net loss attributable to equity holders of $2,494 million compared to a net loss of $2,294 million in the prior year. Adjusted net income attributable to equity holders was a loss of $1,813 million compared to net loss of $1,443 million in the prior year. The higher loss of $370 million was due to lower revenues resulting primarily from increased funding costs and higher income taxes, partly offset by lower non-interest expenses.

38 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Business Line Overview

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income	• Return on equity	• Productivity ratio	• Provision for credit losses ratio

T21 Financial performance – Reported

For the year ended October 31, 2024 ($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other(2)	Total (1)
Net interest income(3)	$10,842	$8,889	$936	$1,441	$(2,856)	$19,252
Non-interest income(3)	2,848	3,100	4,826	3,972	(328)	14,418
Total revenue(3)	13,690	11,989	5,762	5,413	(3,184)	33,670
Provision for credit losses	1,691	2,285	27	47	1	4,051
Non-interest expenses	6,118	6,131	3,610	3,199	637	19,695
Provision for income taxes(3)	1,607	734	539	479	(1,327)	2,032
Net income	$4,274	$2,839	$1,586	$1,688	$(2,495)	$7,892
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	(1)	134
Net income attributable to equity holders of the Bank	$4,274	$2,714	$1,576	$1,688	$(2,494)	$7,758
Return on equity(%)(4)	20.8%	14.2%	15.4%	11.0%	nm	10.2%
Total average assets ($ billions)	$449	$232	$35	$495	$208	$1,419
Total average liabilities ($ billions)	$389	$180	$40	$475	$254	$1,338

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Taxable equivalent basis. Refer to Glossary on page 132.
(4)	Refer to Non-GAAP Measures on page 20 for the description of the measure.

For the year ended October 31, 2023 ($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other(2)	Total(1)
Net interest income(3)	$9,761	$8,131	$842	$1,572	$(2,044)	$18,262
Non-interest income(3)	3,046	2,910	4,449	3,980	(433)	13,952
Total revenue(3)	12,807	11,041	5,291	5,552	(2,477)	32,214
Provision for credit losses	1,443	1,868	10	101	–	3,422
Non-interest expenses	5,866	5,919	3,350	3,062	924	19,121
Provision for income taxes(3)	1,514	699	491	621	(1,104)	2,221
Net income	$3,984	$2,555	$1,440	$1,768	$(2,297)	$7,450
Net income attributable to non-controlling interests in subsidiaries	–	106	9	–	(3)	112
Net income attributable to equity holders of the Bank	$3,984	$2,449	$1,431	$1,768	$(2,294)	$7,338
Return on equity(%)(4)	21.1%	12.9%	14.6%	12.2%	nm	10.3%
Total average assets ($ billions)	$450	$237	$34	$490	$185	$1,396
Total average liabilities ($ billions)	$372	$179	$40	$455	$273	$1,319

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Taxable equivalent basis. Refer to Glossary on page 132.
(4)	Refer to Non-GAAP Measures on page 20 for the description of the measure.

2024 Scotiabank Annual Report | 39

Management’s Discussion and Analysis

T21A Financial performance – Adjusted

For the year ended October 31, 2024 ($ millions)(1)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other(3)	Total(2)
Net interest income(4)	$10,842	$8,889	$936	$1,441	$(2,856)	$19,252
Non-interest income(4)	2,848	3,100	4,826	3,972	(185)	14,561
Total revenue(4)	13,690	11,989	5,762	5,413	(3,041)	33,813
Provision for credit losses	1,691	2,285	27	47	1	4,051
Non-interest expenses	6,114	6,099	3,574	3,199	(25)	18,961
Provision for income taxes(4)	1,608	743	549	479	(1,205)	2,174
Net income	$4,277	$2,862	$1,612	$1,688	$(1,812)	$8,627
Net income attributable to non-controlling interests in subsidiaries	–	125	10	–	1	136
Net income attributable to equity holders of the Bank	$4,277	$2,737	$1,602	$1,688	$(1,813)	$8,491

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Taxable equivalent basis. Refer to Glossary on page 132.

For the year ended October 31, 2023 ($ millions)(1)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other(3)	Total(2)
Net interest income(4)	$9,761	$8,131	$842	$1,572	$(2,044)	$18,262
Non-interest income(4)	3,046	2,910	4,449	3,980	(800)	13,585
Total revenue(4)	12,807	11,041	5,291	5,552	(2,844)	31,847
Provision for credit losses	1,443	1,868	10	101	–	3,422
Non-interest expenses	5,862	5,878	3,314	3,062	137	18,253
Provision for income taxes(4)	1,515	710	501	621	(1,538)	1,809
Net income	$3,987	$2,585	$1,466	$1,768	$(1,443)	$8,363
Net income attributable to non-controlling interests in subsidiaries	–	106	9	–	–	115
Net income attributable to equity holders of the Bank	$3,987	$2,479	$1,457	$1,768	$(1,443)	$8,248

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(4)	Taxable equivalent basis. Refer to Glossary on page 132.

40 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Canadian Banking

Canadian Banking

2024 Achievements

Earn primary client relationships

•  Demonstrated solid momentum, as multiple initiatives to deepen client relationships increased client primacy penetration in Retail Banking, Small Business, and Tangerine.

•  Grew Scene+ membership to over 15 million members; point issuance reached a record high, and 38% of the Bank’s clients with Scene+ have 3+ Scotia products.

•  Increased Mortgage+ program – a customizable bundle with a preferred mortgage rate, everyday banking account and other retail products – penetration to 83% of mortgage originations in Q4 and 77% of mortgage originations in the year.

•  Launched Money Style by Advice+ to better understand customers’ financial sentiments, improve their experience with advisors and enhance our value proposition.

Grow and scale in priority businesses

•  Launch of the PRO Visa Business Card for Small Business clients, powered by Scene+, to earn and redeem more points on everyday business purchases made at Home Hardware.

•  Launched the Scotiabank Lawyer Banking Program, an innovative team-based offering that streamlines financial management for lawyers, giving them access to a wide range of services through a dedicated team of advisors.

Make it easy to do business with us

•  Increased the number of virtual advisors across our network, making it easier for Retail and Small Business clients to partner with the Bank, regardless of location.

•  Tangerine continued to lead the industry in competitive net promoter score, reaching a new three-year high and surpassed one million active mobile clients, with half of their sales coming from the mobile channel.

•  Expanded partnership with Nova Credit to enhance access to digital credit, by allowing newcomers from select countries to use their credit history from their original home country when applying online for increased credit limit.

•  Partnered with Willful, one of Canada’s leading online estate planning services, which marks another important step in providing clients advice and digital solutions to help them manage their future.

Win as one team

•  Exceeded internal referral target between Retail, Wealth, Small Business, and Commercial Banking, referring more than $13 billion in wealth advisory, lending, and deposit balances.

•  Named one of Canada’s Top Employers for Young People 2024 by Mediacorp Canada for the 4th consecutive year.

•  Tangerine Bank was recognized on the Best Workplaces™ in Financial Services & Insurance in Canada list by Great Place to Work®.

Select awards

•  Awarded Canada’s Best Bank by Global Finance, which recognizes financial institutions that offer the broadest range of services, long-term reliability, and technological innovation.

•  Awarded Canada’s Best Bank in 2024 by Euromoney.

•  Tangerine Bank received the highest client satisfaction score from J.D. Power among mid-size banks for a 13th consecutive year and the highest client satisfaction score among credit card issuers in the J.D. Power 2024 Canada Credit Card Satisfaction Study.

•  Moved up to 2nd (from 4th) in J.D. Power 2024 Canada Retail Banking Advice Satisfaction Survey, delivering strong performance across all 5 index factors.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 11 million customers. Retail, Small Business and Commercial Banking customers receive service through its network of 898 branches and 3,578 automated banking machines (ABMs), as well as online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to Tangerine customers. Canadian Banking comprises the following areas:

•

Retail Banking provides financial advice and solutions along with day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, personal loans, and related creditor insurance products to retail customers, including automotive dealers and their customers, providing retail automotive financing solutions. Tangerine Bank provides day-to-day banking products, including chequing and saving accounts, credit cards, mortgages, loans, and investments to self-directed customers.

•

Business Banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to small, medium, and large businesses, including the Roynat franchise, which provides clients with innovative financing alternatives through both public and private markets.

Strategy

We aim to be Canada’s most trusted and data-driven bank with market-leading client advice, and sustainable growth in earnings and return on equity. Canadian Banking will continue to execute its long-term strategy to deliver stable and consistent earnings, including businesses and products that deliver higher returns on equity and lower risk-weighted assets. Ongoing efforts focus on deepening relationships with clients to increase engagement, loyalty and primacy, investing in digital and analytical capabilities to understand and anticipate customer needs, and developing a high-quality and diverse team of Scotiabank employees.

2024 Scotiabank Annual Report | 41

Management’s Discussion and Analysis

2025 Priorities

•

Client primacy: Increase client primacy across Retail, Tangerine, Small Business and Commercial Banking, by deepening relationships through personalized value propositions and harnessing the full potential of Scene+ to capture share of wallet.

•

Sales and channel effectiveness: Improve overall sales infrastructure in Retail, Small Business and Commercial Banking to drive consistency, enhance advisor effectiveness, and ramp up utilization of our digital channel.

•

Accelerate data deployment and analytics: Strengthen capabilities across data, technology and analytics to support salesforce effectiveness, client servicing, insight-driven decision-making, and pricing optimization.

•	Execute at scale: Deliver productivity-enabled investments, including end-to-end automation and digitization, to unlock savings to fund future growth.
•	Improve execution: Accelerate agile delivery with cross-functional teams and horizontal end-to-end single point accountability.
•	Realize Tangerine’s full potential as a digital challenger: Accelerate growth and further embedding our brand and value proposition to digitally-savvy Canadians.

T22 Canadian Banking financial performance

Taxable equivalent basis ($ millions)	2024(1)	2023(1)
Reported results
Net interest income	$10,842	$9,761
Non-interest income(2)	2,848	3,046
Total revenue	13,690	12,807
Provision for credit losses	1,691	1,443
Non-interest expenses	6,118	5,866
Income tax expense	1,607	1,514
Net income	$4,274	$3,984
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$4,274	$3,984

Key ratios and other financial data
Return on equity(3)	20.8%	21.1%
Productivity(4)	44.7%	45.8%
Net interest margin(3)	2.53%	2.34%
Provision for credit losses – performing (Stages 1 and 2)	$127	$489
Provision for credit losses – impaired (Stage 3)	$1,564	$954
Provision for credit losses as a percentage of average net loans and acceptances(4)	0.38%	0.32%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(4)	0.35%	0.21%
Net write-offs as a percentage of average net loans and acceptances(4)	0.32%	0.19%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(3)	$445,076	$445,520
Total assets	449,469	449,555
Deposits	367,441	340,345
Total liabilities	388,957	371,587

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes net (loss) income from investments in associated corporations of $(9) (2023 – $72).
(3)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(4)	Refer to Glossary on page 132 for the description of the measure.

T22A Adjusted Canadian Banking financial performance(1)

($ millions)	2024(2)	2023(2)
Adjusted results
Net interest income	$10,842	$9,761
Non-interest income	2,848	3,046
Total revenue	13,690	12,807
Provision for credit losses	1,691	1,443
Non-interest expenses(3)	6,114	5,862
Income before taxes	5,885	5,502
Income tax expense	1,608	1,515
Net income	$4,277	$3,987
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–
Net income attributable to equity holders	$4,277	$3,987

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)	Includes adjustment for amortization of acquisition-related intangible assets of $4 (2023 – $4).

42 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Canadian Banking

Financial Performance

Net income

Canadian Banking reported net income attributable to equity holders of $4,274 million, compared to $3,984 million. Adjusted net income to equity holders was $4,277 million, an increase of $290 million or 7%. The increase was due primarily to higher revenue driven by deposit growth and margin expansion, partly offset by higher non-interest expenses and provision for credit losses.

Average assets and liabilities

Average assets were in line with prior year. The increase of $6 billion or 7% in business loans and acceptances, $1 billion or 16% in credit cards, and $1 billion or 1% in personal loans, was offset by a decline of $8 billion or 3% in residential mortgages.

Average liabilities increased $17 billion or 5% to $389 billion. The growth included $14 billion or 12% in non-personal deposits, primarily in demand products, and $13 billion or 6% in personal deposits, primarily in term products, partly offset by a reduction of $12 billion in bankers’ acceptances liabilities.

Revenues

Revenues of $13,690 million increased $883 million or 7%, due to higher net interest income, partly offset by lower non-interest income.

Net interest income of $10,842 million increased $1,081 million or 11%, due primarily to deposit growth, margin expansion, and the benefit from the BA conversion. The net interest margin increased 19 basis points to 2.53%, driven by higher loan margins and favourable changes in business mix.

Non-interest income of $2,848 million declined $198 million or 7%, due primarily to lower banking fees, including the impact of the BA conversion, lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services last year, and elevated private equity gains in the prior year. This was partly offset by higher insurance revenue and mutual fund distribution fees.

Retail Banking

Total Retail Banking revenues were $10,370 million, an increase of $912 million or 10%. Net interest income increased $863 million or 12%, due primarily to deposit growth and margin expansion. Non-interest income increased $49 million or 2% due primarily to higher banking and insurance revenue, and increased mutual fund distribution fees, partly offset by lower income from associated corporations driven primarily by the sale of the Bank’s equity interest in Canadian Tire Financial Services last year.

Business Banking

Total Business Banking revenues were $3,320 million, a decrease of $29 million or 1%. Net interest income increased $218 million or 9% due primarily to strong loan and deposit growth, and the benefit from the BA conversion, partly offset by margin compression. Non-interest income decreased $247 million or 24% due primarily to lower banking fees, including the impact of the BA conversion, and elevated private equity gains in the prior year.

Provision for credit losses

The provision for credit losses was $1,691 million, an increase of $248 million. The provision for credit losses ratio was 38 basis points, an increase of 6 basis points.

Provision for credit losses on performing loans was $127 million, compared to $489 million. The provision this year was driven by the impact of higher interest rates, including credit migration in the retail portfolio, as well as portfolio growth in retail and commercial. The provision was also impacted by the macroeconomic outlook that continues to be unfavourable, yet improved from the prior year. Higher provisions last year related to the retail and commercial portfolios, and were due primarily to the unfavourable macroeconomic outlook and uncertainty resulting in migration on retail and certain sectors in the commercial portfolios.

Provision for credit losses on impaired loans was $1,564 million compared to $954 million, due primarily to higher retail and commercial formations. The provision for credit losses ratio on impaired loans was 35 basis points, an increase of 14 basis points.

Non-interest expenses

Non-interest expenses were $6,118 million, an increase of $252 million or 4%, due primarily to higher technology, personnel, professional, advertising, and business development costs to support the Bank’s strategy and drive business growth. This was partly offset by benefits from prudent expense management and productivity initiatives.

Provision for income taxes

The effective tax rate was 27.3% compared to 27.5% in the prior year.

Outlook

Revenue in Canadian Banking is expected to be driven by further growth in deposits and loans across Retail and Business Banking, while margins will be negatively impacted as interest rates decline. Maintaining strong expense discipline while balancing investments in strategic growth initiatives to drive future growth will be a primary objective. Provision for credit losses is expected to remain stable. Earnings growth will be supported by the continued focus on client primacy across Retail, Tangerine, and Business Banking, and client acquisition through our Scene+ loyalty program.

C5	Total revenue by sub-segment $ millions

C6	Average loans and acceptances $ billions

C7	Average deposits $ billions

2024 Scotiabank Annual Report | 43

Management’s Discussion and Analysis

International Banking

2024 Achievements

Earn primary client relationships

•  Implemented retail client segmentation and redefined value proposition, making progress in client primacy with a focus on growth in priority segments.

•  Significant progress in strengthening client relationships in the corporate business, with primary clients up 15% and cash management clients up 12% from the prior year.

•  Outperformed industry benchmarks in Mexico for productivity improvement and deposit growth, while deepening client relationships.

Grow and scale in priority markets

•  Solid earnings growth with increased capital allocated to priority businesses (Mexico and Caribbean region) and optimized capital in other businesses.

•  Capital markets business significantly improved profitability by delivering earnings growth while optimizing Risk Weighted Assets.

•  Announced the sale of CrediScotia in Peru, a key milestone in focusing on our core businesses.

Make it easy to do business with us

•  Completed roll-out of proprietary digital credit tool for commercial and corporate clients globally.

•  Increased number of clients served through virtual and digital channels, strengthening client experience and efficiency.

•  Continuous progress in digital experience and product suite. Select highlights include:

•  Enhanced our digital payments capabilities in mobile wallets in Caribbean, Chile, Peru and Colombia.

•  Consolidated multiple digital applications into a single digital experience in Mexico and Chile.

•  Launched digital customer and deposit onboarding platforms at-scale across 7 Caribbean countries.

Win as one team

•  Established segment-driven organizational structure to ensure successful execution of our strategy.

•  Fostered development and retention of high performing talent.

•  Recognized as a Great Place to Work® in Peru.

•  Ranked as a Top Employer in Chile with Certified Excellence in Employee Conditions by Top Employer.

Select awards

•  Ranked #1 in the ‘World’s Safest Banks’ ranking by Global Finance in Chile and ranked Top 10 in Peru.

•  Named ‘Best Bank’ in The Bahamas, Barbados, Jamaica, Trinidad and Tobago and the Turks and Caicos Islands by Global Finance in 2024.

•  Recognized as Best Bank for Corporates (Chile and Trinidad & Tobago) by Euromoney.

•  Recognized as Investment Bank of the Year & Sovereign Bond of the Year in Chile by Latin Finance.

•  Recognized as World’s Best Trade Finance Providers 2024 (Chile | Country-Territory winner) by Euromoney.

•  Won the award for Best Private Bank for Digital Solutions (Chile, Mexico) by Euromoney Private Banking Award.

•  Recognized as Best International Private Bank (Bahamas, Jamaica, Cayman Islands) by Euromoney in 2024.

•  Recognized as Best Private Bank for Digital Solutions (Chile, Mexico) by Euromoney in 2024.

•  Won the Infrastructure Financing of the Year award in Mexico: Mayakan pipeline expansion by Latin Finance in 2024.

•  Recognized by Global Finance as Best Bank for Transition/Sustainability-Linked Loans and Best Bank for ESG-Related Loans in Latin America, and Best Bank for Sustainable Finance in Chile for 2024.

Business Profile

International Banking is a strong and diverse franchise that provides financial advice and solutions to over 12 million retail, corporate, and commercial clients. Its geographic presence spans more than 15 countries, including Mexico, Chile, Peru, Colombia, Brazil, Uruguay, and various markets in Central America and the Caribbean. The Bank’s unique geographical footprint ensures robust connectivity within the North American corridor. Many countries within the International Banking network boast of favorable demographics and present significant opportunities for increasing banking penetration.

Strategy

International Banking aims to achieve sustainable earnings growth by strategically targeting priority segments and geographies. The focus is on deepening client relationships to enhance engagement and primacy, managing credit risk prudently, accelerating deposit growth, and prioritizing expansion in markets with scale opportunities. International Banking will continue to maintain a strong emphasis on expense management while executing our long-term vision of building a robust client franchise across priority segments and geographies, supported by a diverse and talented team. Our International Banking business is undergoing a transformational change, focusing on strategic client deselection and reorganization for scale and efficiency. This will serve as a key enabler towards the successful execution of our strategy and commitments.

44 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | International Banking

2025 Priorities

•	Deepen client relationships: Deploy regional and segment driven value propositions with optimized service model.

•

Grow and scale in priority markets: Enhance acquisition funnel by prioritizing on-strategy segments and geographies, strengthen Commercial business and grow Global Transactional Banking presence while bolstering cross-border value proposition to foster connectivity across our footprint.

•

Make it easy to do business with us: Continue the business-led transformation, followed closely by the transformation of corporate functions, digitize and streamline key client journeys in Retail and Commercial, and strengthen operational resiliency.

•	Win as one team: Attract, develop, and promote high-caliber talent, continue to foster enterprise mindset with execution and accountability culture, and deliver on sustainability commitments.

T23 International Banking financial performance – Reported

Taxable equivalent basis ($ millions)	2024(1)	2023(1)
Reported results
Net interest income	$8,889	$8,131
Non-interest income(2)	3,100	2,910
Total revenue	11,989	11,041
Provision for credit losses	2,285	1,868
Non-interest expenses	6,131	5,919
Income tax expense	734	699
Net income	$2,839	$2,555
Net income attributable to non-controlling interests in subsidiaries	125	106
Net income attributable to equity holders of the Bank	$2,714	$2,449

Key ratios and other financial data
Return on equity(3)	14.2%	12.9%
Productivity(4)	51.1%	53.6%
Net interest margin(3)	4.42%	4.09%
Provision for credit losses – performing (Stages 1 and 2)	$(52)	$103
Provision for credit losses – impaired (Stage 3)	$2,337	$1,765
Provision for credit losses as a percentage of average net loans and acceptances(4)	1.37%	1.09%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(4)	1.40%	1.03%
Net write-offs as a percentage of average net loans and acceptances(4)	1.25%	0.93%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(3)	$216,514	$217,274
Total assets	232,463	236,688
Deposits	131,274	126,422
Total liabilities	179,626	179,316

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes net income from investments in associated corporations of $248 (2023 – $250).
(3)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(4)	Refer to Glossary on page 132 for the description of the measure.

T23A Adjusted International Banking financial performance(1)

($ millions)	2024(2)	2023(2)
Adjusted results
Net interest income	$8,889	$8,131
Non-interest income	3,100	2,910
Total revenue	11,989	11,041
Provision for credit losses	2,285	1,868
Non-interest expenses(3)	6,099	5,878
Income before taxes	3,605	3,295
Income tax expense	743	710
Net income	$2,862	$2,585
Net income attributable to non-controlling interests (NCI)	125	106
Net income attributable to equity holders	$2,737	$2,479

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(3)	Includes adjustment for amortization of acquisition-related intangible assets of $32 (2023 – $41).

2024 Scotiabank Annual Report | 45

Management’s Discussion and Analysis

Financial Performance

Net income

Net income attributable to equity holders was $2,714 million, an increase of 11% from $2,449 million. Adjusted net income attributable to equity holders was $2,737 million, an increase of $258 million or 10% from $2,479 million. The increase was driven by higher net interest income and non-interest income and the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures on page 20). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T24 International Banking financial performance on reported and constant dollar basis

Taxable equivalent basis ($ millions)	2024(1)	2023(1)
Net interest income	$8,889	$8,103
Non-interest income(2)	3,100	3,074
Total revenue	11,989	11,177
Provision for credit losses	2,285	1,872
Non-interest expenses	6,131	5,957
Income tax expense	734	716
Net income on constant dollar basis	$2,839	$2,632
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	125	101
Net income attributable to equity holders of the Bank on a constant dollar basis	$2,714	$2,531

Selected Consolidated Statement of Financial Position data (average balances)
Total assets	$232,463	$234,438
Total liabilities	179,626	177,549

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes net income from investments in associated corporations of $248 (2023 – $249).

T24A International Banking financial performance on adjusted and constant dollar basis

Taxable equivalent basis ($ millions)	2024(1)	2023(1)
Net interest income	$8,889	$8,103
Non-interest income	3,100	3,074
Total revenue	11,989	11,177
Provision for credit losses	2,285	1,872
Non-interest expenses(2)	6,099	5,918
Income tax expense	743	727
Net income on constant dollar basis	$2,862	$2,660
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	125	101
Net income attributable to equity holders of the Bank on a constant dollar basis	$2,737	$2,559

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes adjustment for amortization of acquisition-related intangible assets of $32 (2023 – $39).

C8	Total revenue by region $ millions

C9	Average loans and acceptances $ billions

C10	Average earning assets by region $ billions

C11	Average deposits $ billions

46 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | International Banking

Net income

Net income attributable to equity holders was $2,714 million, an increase of $183 million or 7% from $2,531 million. Adjusted net income attributable to equity holders was $2,737 million, an increase of $178 million or 7% from $2,559 million. The increase was driven by higher net interest income and non-interest income, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes.

Assets and liabilities

Average assets were $232 billion, down $2 billion or 1%. Loans decreased 2%, primarily in Brazil, Chile, and Peru. The decrease included a 7% reduction in business loans, in line with the Bank’s portfolio optimization strategy, partly offset by an increase of 6% in residential mortgages.

Average liabilities were $180 billion, an increase of $2 billion or 1%. Total deposits increased by 3%, mainly in Mexico. Non-personal deposits increased by 4% and personal deposits increased by 2%.

Revenues

Revenues were $11,989 million, an increase of $812 million or 7%.

Net interest income was $8,889 million, an increase of $786 million or 10%, driven by strong margin expansion. Net interest margin increased by 33 basis points to 4.42%, driven by higher loan and deposit margins and changes in business mix.

Non-interest income was $3,100 million and increased $26 million or 1%, driven by Peru and Mexico, partly offset by lower capital markets revenues in Chile and Brazil.

Provision for credit losses

The provision for credit losses was $2,285 million, an increase of $413 million. The provision for credit losses ratio was 137 basis points, an increase of 28 basis points.

Provision for credit losses on performing loans was a net reversal of $52 million, compared to provision taken of $97 million. The provision reversal this period was driven primarily by retail migration to impaired, mainly in Mexico and Peru. This was partly offset by retail portfolio growth, and the impact of the macroeconomic outlook that continues to be unfavourable yet improved from the prior year, as well as credit migration impacting the commercial portfolios.

Provision for credit losses on impaired loans was $2,337 million, compared to $1,775 million, an increase of $562 million. This was due primarily to an increase in retail provisions driven by higher formations across most markets. The provision for credit losses ratio on impaired loans was 140 basis points, an increase of 37 basis points.

Non-interest expenses

Non-interest expenses were $6,131 million, an increase of $174 million or 3%. On an adjusted basis, non-interest expenses were $6,099 million, an increase of $181 million or 3%, driven mainly by higher salaries and employee benefits and technology costs. The business continues to see the benefits of the productivity initiatives, despite an inflationary environment.

Provision for income taxes

The effective tax rate was 20.6% compared to 21.5%. On an adjusted basis, the effective tax rate was 20.6% compared to 21.6%, due primarily to changes in earnings mix.

Outlook

Revenues in International Banking are expected to be lower in 2025, impacted by our planned divestiture of CrediScotia in Peru, and lower earning assets in line with our strategic capital allocation plans. Expenses are expected to grow at a modest rate, reflecting the benefit of ongoing productivity initiatives. Earnings are expected to be lower, impacted by a higher tax rate, driven by the impact of global minimum taxes and reductions in inflation, higher provision for credit losses and the impact of weaker Latin American currencies in 2025. The business will continue to invest to drive profitability and sustainable growth in selected segments and markets across the region.

2024 Scotiabank Annual Report | 47

Management’s Discussion and Analysis

Global Wealth Management

2024 Achievements

Earn primary client relationships

•  Through our commitment to provide clients with Total Wealth advice, Scotia Wealth Management businesses in Canada reached an all-time high in client satisfaction, as measured by Net Promotor Score.

•  Delivered over 30% more financial plans to wealth advisory clients in Canada compared to 2023, as we focus on supporting our clients with plan-based, holistic Total Wealth advice.

•  Scaled Total Wealth planning capabilities across our international footprint by launching a Total Wealth pilot for Bahamas and Cayman private banking clients, while continuing to expand the Total Wealth model in Mexico.

•  Built strong momentum in broadening investment advice to retail clients with mutual funds gross sales increasing significantly over the same period last year.

•  Launched the Scotia Private Real Estate Fund as part of our strategic relationship with Sun Life Capital Management to provide private asset solutions to high-net-worth clients.

•  Launched the Scotia Global Asset Management brand in Colombia, to further extend our asset management capabilities globally and deliver leading investment solutions to clients.

Grow and scale in priority businesses

•  Ranked as the 3rd largest wealth management business in Canada, based on total net income for publicly traded banks as of July 31, 2024.

•  Strong momentum continued in our Canadian Wealth and Asset Management businesses, with AUA and AUM in Canada growing by 15% and 18%, respectively.

•  Scotiabank is the largest Private Investment Counsel (PIC) business in Canada on a combined basis with Jarislowsky Fraser Ltd (JFL) PIC, Scotia PIC and MD PIC (Investor Economics Winter 2024).

•  Scotia Global Asset Management is ranked in the top three in Canadian Retail Mutual Funds by market share among bank-owned peers.

•  International Wealth Management delivered double-digit earnings growth, supported by strong growth in Mexico, as we deliver Total Wealth advice and best-in-class investment solutions to our international clients.

Make it easy to do business with us

•  Implemented a new financial planning tool to deliver even more Total Wealth advice and planning to our clients.

•  Scotia Wealth Management launched a new mobile app for our ScotiaMcLeod clients, which will provide clients access to more digital capabilities and opportunities to engage with advisors in a seamless manner.

•  Successfully rolled out a new portfolio management platform for ScotiaMcLeod, enabling greater efficiency and effectiveness for our advisors in constructing portfolios for clients.

•  The Scotia Smart Investor platform continued to play an integral role in helping our clients invest and plan for their future, with a 70% year over year lift in assets under management and a 40% increase in the number of accounts activated through Smart Investor

•  Continued to modernize the advisor tools across our international footprint by implementing a new advisor desktop solution in Peru, that will enhance advisor productivity and efficiency.

•  Maintained the best ratio of wealth specialists to advisors (including ScotiaMcLeod, PIC, JFL and MD) among the Big 5 Canadian Banks to support clients with their unique wealth needs.

Win as one team

•  Continued focus on delivering the entire bank to clients and driving partnerships across businesses. Referrals across our Wealth, Retail and Commercial Banking businesses reached a new all-time high in fiscal 2024.

•  Scotia Wealth Management was recognized with six Euromoney’s Private Banking Awards for 2024: Bahamas’ Best International Private Bank; Cayman Islands’ Best International Private Bank; Jamaica’s Best International Private Bank; Chile’s Best Private Bank for Digital Solutions; Mexico’s Best Private Bank for Digital Solutions; and Canada’s Best Private Bank for Sustainability.

•  Scotia Global Asset Management’s investment teams were recognized with 21 awards at the annual FundGrade A+ Awards, and were also recognized with 10 individual mutual fund and ETF awards at the 2024 LSEG Lipper Canadian Fund Awards.

•  Scotia Wealth Management recognized with three Global Finance Private Bank Awards for 2025: Best Private Bank – Bahamas, Best Private Bank – Caribbean & Central America and Best Private Bank – Peru.

•  Scotia Wealth Management received two awards from PWM/The Banker 2024 Global Private Banking Awards: Best Private Bank in North America for Wealthy Women and Best Private Bank in North America for Education and Training of Private Bankers.

•  Scotia iTRADE ranked 2nd among the Big 5 banks in the 2024 MoneySense Best Online Brokers in Canada.

Business Profile

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. Global Wealth Management serves over 2 million investment fund and advisory clients across 13 countries – administering over $700 billion in assets.

Global Wealth Management has built a robust client-centric business with comprehensive advice, products, and platforms to meet a broad range of client needs.

Global Wealth Management is comprised of the following businesses:

•

Wealth Management: Online brokerage (Scotia iTRADE), Scotia Financial Planning (Scotiabank), Full-service brokerage (ScotiaMcLeod and MD Financial Management), Scotiatrust, Private Banking, Private Investment Counsel (Scotia Wealth Management, Jarislowsky Fraser, and MD Financial Management).

•	Asset Management: Retail mutual funds, Exchange Traded Funds, Liquid Alternatives, Institutional Funds/Strategies.

48 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Global Wealth Management

Scotiatrust, ScotiaMcLeod, Scotia iTRADE, Private Banking, Private Investment Counsel, 1832 Asset Management and Dynamic Funds are top performers in key industry metrics.

Strategy

Global Wealth Management continues to execute on its mission to provide clients with strong risk-adjusted investment results and financial planning to deliver wealth solutions that meet their complex needs. The focus continues to be delivering comprehensive advice and planning to best serve clients in the current economic environment and through all market conditions. To maintain our strong momentum towards that focus, Global Wealth Management is continuing to enhance our Total Wealth advice capabilities and innovating our product shelf to deliver purpose-built products for our clients.

In addition, Global Wealth Management is focused on maximizing its international footprint, including leveraging the Bank’s Retail and Commercial Banking infrastructure and network in priority markets across Latin America and the Caribbean.

2025 Priorities

•	Earn primary client relationships: Evolve Total Wealth model to do even more financial planning, and broaden investment advice to Retail clients to win new clients and deepen relationships

•	Grow and scale in priority businesses: Maximize momentum in Canada across Wealth and Asset Management, while continuing to scale capabilities in international markets to accelerate growth

•

Make it easier to do business with us: Deliver innovative digital client solutions and modernize our advisor tools and platforms to deliver a leading client experience, while investing in our people to grow our integrated team

•	Win as one team: Enhance partnerships with Retail, Small Business and Commercial Banking to deliver the whole Bank to clients, and foster an inclusive culture that reflects our communities

T25 Global Wealth Management financial performance

Taxable equivalent basis ($ millions)	2024	2023
Reported results
Net interest income	$936	$842
Non-interest income	4,826	4,449
Total revenue	5,762	5,291
Provision for credit losses	27	10
Non-interest expenses	3,610	3,350
Income tax expense	539	491
Net income	$1,586	$1,440
Net income attributable to non-controlling interests in subsidiaries	10	9
Net income attributable to equity holders of the Bank	$1,576	$1,431

Key ratios and other financial data
Return on equity(1)	15.4%	14.6%
Productivity(2)	62.7%	63.3%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(1)	$25,849	$24,294
Total assets	35,474	34,127
Deposits	35,626	33,576
Total liabilities	39,920	40,481

Other ($ billions)
Assets under administration(2)	$704	$610
Assets under management(2)	$373	$317

(1)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(2)	Refer to Glossary on page 132 for the description of the measure.

T25A Adjusted Global Wealth Management financial performance(1)

($ millions)	2024	2023
Adjusted results
Net interest income	$936	$842
Non-interest income	4,826	4,449
Total revenue	5,762	5,291
Provision for credit losses	27	10
Non-interest expenses(2)	3,574	3,314
Income before taxes	2,161	1,967
Income tax expense	549	501
Net income	$1,612	$1,466
Net income attributable to non-controlling interests in subsidiaries (NCI)	10	9
Net income attributable to equity holders	$1,602	$1,457

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $36 (2023 – $36).

2024 Scotiabank Annual Report | 49

Management’s Discussion and Analysis

Financial Performance

Net income

Net income attributable to equity holders was $1,576 million, compared to $1,431 million in the prior year. Adjusted net income attributable to equity holders was $1,602 million, up $145 million or 10%. The increase was due to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Assets under management (AUM) and assets under administration (AUA)

Assets under management of $373 billion increased $56 billion or 18% driven by market appreciation partly offset by net redemptions. Assets under administration of $704 billion increased $94 billion or 15% due to higher net sales and market appreciation.

Revenues

Revenues of $5,762 million increased $471 million or 9%, due to higher fee income and net interest income.

Net interest income of $936 million increased $94 million or 11%, driven by loan and deposit growth, and improved margins.

Non-interest income was $4,826 million, up $377 million or 8%. The increase was due primarily to higher mutual fund, brokerage and investment management fees, driven by assets under management and assets under administration growth.

Canada

Revenues of $4,947 million were up $375 million or 8% due primarily to higher brokerage, mutual fund, and investment management fees, driven by assets under management and assets under administration growth, and higher net interest income driven by loan and deposit growth, and improved margins.

International

Revenues of $814 million increased by $95 million or 13%. The growth was due primarily to higher mutual fund fees, particularly within Mexico, and higher brokerage revenues and net interest income, driven by loan and deposit growth.

Provision for credit losses

The provision for credit losses was $27 million, compared to $10 million. The provision for credit losses ratio was 11 basis points, an increase of seven basis points.

Provision for credit losses on performing loans was $3 million, compared $6 million.

Provision for credit losses on impaired loans was $24 million, compared to $4 million. The provision this year was due primarily to higher formations, mainly related to two impaired loan accounts. The provision for credit losses ratio on impaired loans was nine basis points, an increase of seven basis points.

Non-interest expenses

Non-interest expenses of $3,610 million increased by $260 million or 8%, due primarily to increased volume-related expenses, sales force expansion, and higher technology, advertising, and business development costs to support business growth.

Provision for income taxes

The effective tax rate of 25.4% was in line with prior year.

Outlook

Revenue growth in Global Wealth Management is expected to be driven by retail mutual fund volume growth through active management and multi-brand distribution in Canada; solid growth across our advisory business; and continued expansion across our key international markets. Earnings are expected to grow in 2025 from market appreciation and strong new business volumes. Global Wealth Management will continue to invest in the business through ongoing enhancements to digital client and advisor capabilities.

C12	Total revenue by sub-segment $ millions

C13	Wealth management assets under administration (AUA) $ billions, as at October 31

C14	Wealth management assets under management (AUM) $ billions, as at October 31

50 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Global Banking and Markets

Global Banking and Markets

2024 Achievements

Earn primary client relationships

•  Advanced U.S. Technology and Healthcare sector strategies, growing non-lending revenue across these sectors.

•  Supported our clients in three notable transactions that earned recognition in the 2024 Environmental Finance Sustainable Debt Awards. These awards celebrate leading green, social, sustainable and sustainability-linked bond and loan deals.

•  Hosted inaugural Global Technology Conference in San Francisco, strengthening our Investment Banking practice and client relationships in this priority sector.

Grow and scale in priority markets

•  In Canadian League Tables, GBM is ranked 4th in both Mergers and Acquisitions (M&A) and Equity Capital Market (ECM).

•  In Pacific Alliance League Tables, GBM is ranked 4th in M&A and 5th in ECM; in the U.S., GBM is ranked 19th in Debt Capital Market (DCM).

•  Launched Multinational Client Pilot Program with a select group of multinational clients across our global footprint, to co-create a comprehensive value proposition for this strategic client segment.

•  Signed first sustainability-linked loan in the European market, acting as Lead Arranger, Lender, and Sole Sustainability Coordinator on three ESG-linked facilities.

Make it easy to do business with us

•  Launched a simplified and streamlined Know Your Client process in April 2024.

•  Added new FX Options capabilities for corporate and commercial clients.

•  Hired an industry leading specialized team to launch the U.S. Mortgage Capital Markets business, contributing to a more complete U.S. client-focused business.

•  Commenced Pilot Chaperone Process, aiming to improve the client onboarding experience and reduce time-to-transact through a single point of contact.

Win as one team

•  Established Canada’s first majority Indigenous owned and operated investment dealer: Cedar Leaf Capital Inc., together with two Indigenous development corporations and one First Nation.

•  Partnered with 100 Women in Finance to further strengthen our DEI strategy to attract and retain women while positioning GBM as an employer of choice for diverse communities.

Select awards and deal highlights

Awards

•  Global Finance Sustainable Finance Awards 2024 including Best Bank for Sustainable Finance in Canada

•  Global Finance 2024: Best Foreign Exchange (FX) Bank in Canada

Deal highlights

•  Joint Bookrunner on a number of notable mandates this year, including:

•  Enbridge Inc’s $1.8 billion three-tranche offering, tied for the 2nd largest corporate transaction of 2024

•  Foundry JV Holdco’s $3.85 billion 4-part senior offering, meaningfully tightening trading delta vs. Intel Corp’s secondaries, and was Scotiabank’s first Active Joint Bookrunner role for the client

•  Pembina Pipeline’s $1.3 billion cross border offering of subscription receipts, representing the largest deal in the Canadian Energy sector in 2024 and the second largest bought deal for the year overall.

•  Lineage Inc’s US$5.1 billion initial public offering, which represents the largest IPO in the history of the REIT industry, as well as the largest U.S. equity or equity-linked offering of 2024

•  Southern Company’s US$1.5 billion convertible bond offering, which was the third largest U.S. deal in the Utilities sector in 2024

•  Financial Advisor on a number of marquee transactions this year, including:

•  KKR’s acquisition of Emera’s indirect interest in the Labrador Island Link for $1.2 billion

•  Tricon Residential on its sale to Blackstone for US$6.5 billion

•  Enbridge on its sale of its interests in Alliance Pipeline and Aux Sable to Pembina Pipeline for $3.1 billion

•  Persistence Capital Partners on its privatization of Neighbourly Pharmacy at a valuation of $1.2 billion

•  eStruxture Data Centers on its $1.8 billion strategic investment from Fengate Asset Management

Business Profile

Global Banking and Markets (GBM) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

Strategy

Global Banking and Markets’ ambition is to deliver sustainable and profitable growth for shareholders, driven by disciplined capital allocation across our footprint. To achieve this vision, GBM is focused on increasing relevance with clients with leading financial advice and solutions and on expanding the Bank’s full-service corporate offering and prioritizing client relationships where we can provide incremental value beyond lending. We are leveraging regional and institutional capabilities to deliver for our clients with focused growth in businesses and markets supported by our strategic framework.

2024 Scotiabank Annual Report | 51

Management’s Discussion and Analysis

2025 Priorities

•

Earn primary client relationships: Drive greater emphasis on shareholder value by strengthening our repeatable, fee-based businesses and improving the precision of our capital and liquidity pricing at the client and product level

•

Grow and scale in priority markets: Continue to make strong progress in our North American focused capability build, and in the U.S., make significant infrastructure upgrades to meet regulatory expectations and enable growth

•	Make it easy to do business with us: Transition from a product centric to a client-first global coverage model, reducing loan-only clients and increasing the velocity of capital to improve returns
•	Win as one team: Develop a comprehensive go-to-market strategy to drive greater cross-sell within GBM and increase partnerships with other Business Lines

T26 Global Banking and Markets financial performance

Taxable equivalent basis ($ millions)	2024	2023
Reported results
Net interest income	$1,441	$1,572
Non-interest income(1)	3,972	3,980
Total revenue	5,413	5,552
Provision for credit losses	47	101
Non-interest expenses	3,199	3,062
Income tax expense(1)	479	621
Net income	$1,688	$1,768
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$1,688	$1,768

Key ratios and other financial data
Return on equity(2)	11.0%	12.2%
Productivity(3)	59.1%	55.2%
Provision for credit losses – performing (Stages 1 and 2)	$42	$101
Provision for credit losses – impaired (Stage 3)	$5	$–
Provision for credit losses as a percentage of average net loans and acceptances(3)	0.04%	0.07%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(3)	–%	–%
Net write-offs as a percentage of average net loans and acceptances(3)	–%	–%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$132,210	$108,778
Loans and acceptances	111,670	128,276
Earning assets(2)	454,808	446,426
Total assets	494,595	490,246
Deposits	172,023	181,989
Total liabilities	475,212	455,426

(1)	Includes the gross-up of tax-exempt income earned on certain securities reported in non-interest income for the year ended October 31, 2024 of $52 (October 31, 2023 – $437).
(2)	Refer to Non-GAAP Measures on page 20 for the description of the measure.
(3)	Refer to Glossary on page 132 for the description of the measure.

52 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Global Banking and Markets

Financial Performance

Net income

Global Banking and Markets reported net income attributable to equity holders of $1,688 million, a decrease of $80 million or 5%. This decline was due to higher non-interest expenses, lower net interest income, and lower non-interest income due mainly to a lower taxable equivalent basis (TEB) gross-up, as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. This was partly offset by lower provision for credit losses, lower income tax expense and the positive impact of foreign currency translation.

Average assets and liabilities

Average assets increased by $4 billion or 1% to $495 billion this year, due mainly to higher trading securities and the impact of foreign currency translation, partly offset by lower business loans and acceptances.

Average liabilities increased by $20 billion or 4% to $475 billion this year, due mainly to higher securities sold under repurchase agreements and the impact of foreign currency translation, partly offset by lower deposits.

Revenues

Revenues were $5,413 million, a decrease of $139 million or 3%. This was due to lower net interest income and lower non-interest income, partly offset by the positive impact of foreign currency translation.

Net interest income of $1,441 million decreased by $131 million or 8%. This was due mainly to higher trading-related funding costs and lower corporate lending volume of $16 billion or 13%, as well as lower deposit volume of $10 billion or 5% related to capital optimization efforts to improve profitability.

Non-interest income of $3,972 million decreased by $8 million. Higher underwriting and advisory fees and fee and commission revenue were offset by lower trading-related revenue resulting from a lower taxable equivalent basis (TEB) gross-up, as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property.

Provision for credit losses

The provision for credit losses was $47 million compared to $101 million. The provision for credit losses ratio was four basis points, a decrease of three basis points.

Provision for credit losses on performing loans was $42 million, compared to $101 million. The provision this period was driven primarily by credit migration and the macroeconomic outlook that continues to be unfavourable, yet improved from the prior year.

Provision for credit losses on impaired loans was $5 million, compared to nil.

Non-interest expenses

Non-interest expenses increased by $137 million or 4% to $3,199 million, driven mainly by higher personnel and technology costs to support business growth and the impact of foreign currency translation.

Provision for income taxes

The effective tax rate was 22.1% compared to 26.0% the prior year, due mainly to the change in earnings mix across jurisdictions.

Outlook

Global Banking and Markets will be focused on priority markets and client primacy to generate increased share of wallet and higher fee income. In capital markets, revenue growth will be led by Fixed Income, Currencies & Commodities (FICC), while business banking is expected to grow at a more moderate pace due to lower balance sheet growth, driven by capital and liquidity optimization initiatives. Expense growth will be focused on key investments in priority segments and markets, partly funded by productivity initiatives. Earnings growth will be supported by focusing on its priority markets in North America to strengthen client relationships and drive profitable and sustainable growth.

C15	Total revenue

C16	Business banking revenue $ millions

C17	Capital markets revenue by business line $ millions

C18	Composition of average assets $ billions

C19	US Net Income

2024 Scotiabank Annual Report | 53

Management’s Discussion and Analysis

Other

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Financial Performance

T27 Other financial performance

($ millions)	2024	2023
Reported results
Net interest income(1)	$(2,856)	$(2,044)
Non-interest income(1)(2)(3)	(328)	(433)
Total revenue(1)	(3,184)	(2,477)
Provision for credit losses	1	–
Non-interest expenses(3)	637	924
Income tax expense(1)	(1,327)	(1,104)
Net income (loss)	$(2,495)	$(2,297)
Net income (loss) attributable to non-controlling interests in subsidiaries	(1)	(3)
Net income (loss) attributable to equity holders	$(2,494)	$(2,294)

(1)

Includes the net residual in matched maturity transfer pricing, and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income, and provision for income taxes in the business segments, which are reported on a taxable equivalent basis.

(2)	Includes net income from investments in associated corporations of $(59) (2023 – $(188)).
(3)

Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

T27A  Adjusted Other financial performance(1)

($ millions)	2024	2023
Adjusted results
Net interest income	$(2,856)	$(2,044)
Non-interest income(2)	(185)	(800)
Total revenue	(3,041)	(2,844)
Provision for credit losses	1	–
Non-interest expenses(3)	(25)	137
Income before taxes	(3,017)	(2,981)
Income tax expense(4)	(1,205)	(1,538)
Net income (loss)	$(1,812)	$(1,443)
Net income (loss) attributable to non-controlling interests (NCI)	1	–
Net income (loss) attributable to equity holders	$(1,813)	$(1,443)

(1)	Refer to Non-GAAP Measures on page 20 for the description of the adjustments.
(2)	Includes adjustment for divestitures and wind-down of operations of $143 (October 31, 2023 – $(367)).
(3)

Includes adjustment for legal provision of $176, restructuring charge and severance provisions of $53, impairment of non-financial assets of $440 and divestiture and wind-down of operations of $(7) for the year ended October 31, 2024. Adjustments for the year ended October 31, 2023 include restructuring charge and severance provisions of $354, consolidation of real estate and contract termination costs of $87 and impairment of non-financial assets of $346.

(4)	Includes adjustment for the Canada recovery dividend of $579 for the year ended October 31, 2023.

Net income

The Other segment reported a net loss attributable to equity holders of $2,494 million compared to a net loss of $2,294 million in the prior year. Adjusted net income attributable to equity holders was a loss of $1,813 million compared to net loss of $1,443 million in the prior year. The higher loss of $370 million was due to lower revenues primarily related to higher funding costs and higher income taxes, partly offset by lower non-interest expenses.

Revenues

Revenues were negative $3,184 million this year. Adjusted revenues were negative $3,041 million, a decrease of $197 million from the prior year, due primarily to higher funding costs and higher losses from hedges, as a result of central bank rate increases from prior years. This was partly offset by higher income from liquid assets, lower unrealized losses in associated corporations, and a lower taxable equivalent basis (TEB) gross-up as the Bank no longer claims the dividend received deduction on Canadian shares. The TEB gross-up is offset in income taxes.

Non-interest expenses

Non-interest expenses were $637 million, compared to $924 million. Adjusted non-interest expenses were a gain of $25 million compared to an expense of $137 million in 2023. The decrease of $162 million is due mainly to lower project costs.

Outlook

The loss in the Other segment is expected to improve in fiscal 2025. The improved results are expected to be driven primarily by lower funding costs as a result of central bank rate decreases, as well as repricing of assets at higher interest rates.

54 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

GROUP FINANCIAL CONDITION

T28 Condensed statement of financial position

As at October 31 ($ billions)	2024(1)	2023(1)	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$66.4	$91.2	(27.2)%	(27.0)%	(0.2)%
Trading assets	129.7	117.9	10.1	9.7	0.4
Securities purchased under resale agreements and securities borrowed	200.6	199.3	0.6	(0.1)	0.7
Derivative financial instruments	44.4	51.4	(13.6)	(15.8)	2.2
Investment securities	152.8	118.2	29.3	29.3	–
Loans	760.8	750.9	1.3	2.0	(0.7)
Other	57.3	82.1	(30.2)	(29.7)	(0.5)
Total assets	$1,412.0	$1,411.0	0.1%	0.3%	(0.2)%

Liabilities
Deposits	$943.8	$952.3	(0.9)%	(0.7)%	(0.2)%
Derivative financial instruments	51.3	58.7	(12.6)	(12.1)	(0.5)
Obligations related to securities sold under repurchase agreements and securities lent	190.5	160.0	19.0	17.9	1.1
Other	134.5	151.8	(11.3)	(10.6)	(0.7)
Subordinated debentures	7.8	9.7	(19.2)	(19.3)	0.1
Total liabilities	$1,327.9	$1,332.5	(0.3)%	(0.2)%	(0.1)%

Equity
Common equity(2)	$73.6	$68.7	7.0%	9.6%	(2.6)%
Preferred shares and other equity instruments	8.8	8.1	8.7	8.7	–
Non-controlling interests in subsidiaries	1.7	1.7	(1.3)	(0.9)	(0.4)
Total equity	$84.1	$78.5	7.0%	9.3%	(2.3)%
Total liabilities and equity	$1,412.0	$1,411.0	0.1%	0.3%	(0.2)%

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.

C20	Loan portfolio loans & acceptances, $ billions, as at October 31

C21	Deposits $ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets were $1,412 billion as at October 31, 2024, an increase of $1 billion from October 31, 2023. Cash and deposits with financial institutions decreased $26 billion due primarily to lower balances with central banks. Trading securities increased $12 billion due mainly to higher client activity. Loans increased $10 billion. Residential mortgages were up $7 billion due mainly to growth in Canada. Personal and credit cards loans increased $2 billion, primarily in Canada. Business and government loans increased $1 billion with growth in Canada, partly offset by decreases in other locations. Securities purchased under resale agreements and securities borrowed increased $1 billion due mainly to higher client activity. Derivative instrument assets decreased by $7 billion due to changes in interest rates and foreign exchange rates. Investment securities increased $35 billion due mainly to increased holdings of U.S. and Canadian government debt to support liquidity requirements. Customers’ liability under acceptances decreased $18 billion due to the BA conversion. Other assets decreased $5 billion due mainly to lower collateral requirements.

Liabilities

Total liabilities were $1,328 billion as at October 31, 2024, a decrease of $5 billion from October 31, 2023. Total deposits decreased $8 billion. Personal deposits of $299 billion increased $10 billion due primarily to growth in term deposits in Canada. Business and government deposits were lower by $12 billion, mainly in Asia and the U.S. Deposits by financial institutions were down $7 billion, mainly in Asia. Financial instruments designated at fair value through profit or loss increased $10 billion due to new issuances and changes in fair value (see note 10 of the Consolidated Financial Statements). Obligations related to securities sold under repurchase agreements and securities lent increased $30 billion due mainly to client activity. Obligations related to securities sold short decreased $1 billion due to lower client demand. Derivative instrument liabilities decreased $7 billion due to changes in interest rates and foreign exchange rates. Acceptances decreased $19 billion due to the BA conversion. Subordinated debentures were lower by $2 billion due mainly to a redemption in Q1 2024. Other liabilities decreased $7 billion due mainly to lower subsidiary debt.

Equity

Total shareholders’ equity was $84 billion, an increase of $6 billion from October 31, 2023. Equity was higher due to current year earnings of $7,892 million, other comprehensive income of $712 million, net preferred share and other equity instrument issuances of $704 million, and common share issuances of $1,945 million, primarily related to the Shareholder Dividend and Share Purchase Plan. Partly offsetting these items were dividends paid of $5,670 million.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to financial safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including internal capital and regulatory capital measures.

2024 Scotiabank Annual Report | 55

Management’s Discussion and Analysis

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital and strategic plans. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Group Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise-wide risk tolerances in addition to capital limits is detailed in the Risk Management section “Risk Appetite”. The framework encompasses medium-term targets with respect to regulatory capital thresholds, earnings and other risk-based parameters. These limits drive behaviour to ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy: Common Equity Tier 1 (CET1), Tier 1 and Total capital, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance.

C22 Minimum Regulatory Capital Requirements (as at October 31, 2024)

The Office of the Superintendent of Financial Institutions, Canada (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the international implementation of Basel III. OSFI requires Canadian deposit-taking institutions to meet minimum requirements related to risk-weighted assets of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total capital ratios, respectively, which includes the capital conservation buffer of 2.5%. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for Global Systemically Important Banks. OSFI’s minimum Pillar 1 capital ratio requirements, are 8.0%, 9.5% and 11.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

In June 2018, OSFI implemented the Domestic Stability Buffer, to be held by Domestic Systemically Important Banks (D-SIBs) as an additional Pillar 2 buffer. Breaches of this buffer will not result in banks being subject to automatic constraints on capital distributions. Instead, OSFI will require a remediation plan to address any shortfall to their minimum. Supervisory interventions pursuant to OSFI’s Guide to Intervention would occur in cases where a remediation plan is not produced or executed in a timely manner satisfactory to OSFI. OSFI undertakes a review of the buffer on a semi-annual basis, in June and December, and any changes to the buffer are made public, along with supporting rationale. In exceptional circumstances, OSFI may make and announce adjustments to the buffer in-between scheduled review dates. In addition, OSFI may subsequently vary the minimum requirements for individual D-SIBs or groups of D-SIBs, as a supervisory measure.

In June 2023, OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.5% of total risk-weighted assets (RWA), effective November 1, 2023. In addition, in June 2024, OSFI maintained the DSB at 3.5% of RWA. OSFI’s minimum regulatory capital ratio requirements, including the D-SIB 1.0% surcharge and its DSB are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.

Leverage ratio

In addition to risk-based capital ratio requirements, Basel III introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. OSFI’s Basel III Leverage Ratio Requirements Guideline and Public Disclosure Requirements outline the application and disclosure of the Basel III Leverage ratio in Canada. Institutions are expected to maintain an operating buffer above the 3.5% minimum, including the D-SIB surcharge of 0.5%, effective Q2 2023.

Total Loss Absorbing Capacity (TLAC)

OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standard is intended to address the sufficiency of a systemically important bank’s loss absorbing capacity to support its

56 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

recapitalization in the event of its failure. D-SIBs are required to maintain a minimum risk-based Total Loss Absorbing Capacity (TLAC) ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation (CDIC) Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 25.0% of RWA and 7.25% of leverage ratio exposures. As noted above, OSFI may subsequently vary the minimum TLAC requirements for D-SIBs. Where a D-SIB falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act (Canada). As at October 31, 2024, the Bank exceeds the OSFI minimum TLAC and TLAC leverage ratios.

Regulatory capital developments

Effective the second quarter of fiscal 2023, the Bank adopted the Revised Basel III reforms in accordance with OSFI’s revised Capital Adequacy Requirements Guideline, Leverage Ratio Requirements Guideline, and Pillar 3 Disclosures Guideline for domestic systematically important banks (D-SIBs). OSFI’s requirements are substantially aligned with the BCBS’ Revised Basel III reforms with some differences, primarily in residential real estate and qualifying revolving retail exposures, and with respect to an acceleration of the phase-in period of the aggregate capital output floor to 72.5% by 2026.

Revised Basel III reforms

The final Basel III reforms implemented in the second quarter of 2023 primarily impact the calculation of RWA and include:

•	a revised standardized approach for credit risk, with increased granularity of prescribed risk weights for credit cards, mortgages and business loans;
•

revisions to the internal ratings-based approach for credit risk with new requirements for internally developed model parameters under the Advanced Internal Ratings-Based Approach (AIRB), including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings-Based (FIRB) approach;

•	a revised standardized approach for operational risk, which builds on the existing standardized approach including the recognition of an institution’s operational risk loss experience;
•

revisions to the measurement of the Leverage ratio and a Leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of a D-SIB’s 1.0% risk-weighted surcharge capital buffer; and,

•

an aggregate output floor, which will ensure that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. There is an international phase-in period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks in the second quarter of 2023. Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025.

Additionally, the revised market risk framework and credit valuation adjustment (CVA) framework were implemented in the first quarter of 2024. The main changes include:

•	revised standardized and modelled approaches for market risk capital requirements.
•	a new standardized approach for CVA (SA-CVA) similar to the standardized approach for market risk.

Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025.

The Bank continues to monitor and prepare for developments impacting regulatory capital requirements.

OSFI delays phase-in of Basel III output floor

In July 2024, OSFI announced a one-year delay to the increase of the capital output floor. OSFI has noted that the one-year delay will give OSFI time to consider the implementation timeline of the Basel III 2017 reforms in other jurisdictions.

As noted above, Canada concluded its implementation of the revised Basel III 2017 reforms in early 2024 and established an accelerated phase-in of the capital output floor, calibrated at 65% in 2023, increasing in the first quarter by 2.5% per year through to 72.5% in 2026. OSFI’s announcement of a one-year delay maintains the capital floor calibration at 67.5% through fiscal 2024 and fiscal 2025, increasing to 70% in 2026 and 72.5% in 2027. OSFI plans to continue to measure implementation progress of the Basel III 2017 reforms across jurisdictions with a focus on both the competitive balance in banking and the soundness of Canada’s capital regime.

OSFI finalizes its Solo Total Loss Absorbing Capacity (TLAC) framework

In September 2023, OSFI finalized changes to its Solo TLAC Framework, effective the first quarter of 2024. Under this framework, OSFI has established a risk-based Solo TLAC ratio, which builds on the risk-based TLAC ratio set out in OSFI’s TLAC Guideline and the risk-based capital ratios described within OSFI’s Capital Adequacy Requirements Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to assess the sufficiency of TLAC that is readily available to the domestic Parent Bank and to assess the Parent’s ability to act as a source of strength for its subsidiaries and/or other affiliates. D-SIBs are required to maintain a minimum Solo TLAC ratio of 21.5% on a continuous basis. Public disclosure of a D-SIBs’ Solo TLAC ratio is not presently a requirement. OSFI plans to consult on its data assurance and its future public disclosure expectations in due course. The Bank is compliant with OSFI’s final Solo TLAC requirements.

The Bank continues to monitor and prepare for developments impacting regulatory capital requirements.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are measured and monitored on an ongoing basis through financial metrics, including regulatory thresholds, and internal capital. These results are used in capital planning and strategic decision-making.

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

2024 Scotiabank Annual Report | 57

Management’s Discussion and Analysis

The Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares and other equity instruments, and subordinated debentures, net of redemptions.

Capital deployment

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows.

Regulatory capital and total loss absorbing capacity ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2024 was 13.1%, an increase of approximately 10 basis points from the prior year. The ratio benefited from internal capital generation, share issuances under the Bank’s Shareholder Dividend and Share Purchase Plan, and revaluation gains on FVOCI securities, partly offset by the adoption impacts from the revised Basel III FRTB market and CVA capital requirements, RWA growth and the Bank’s initial investment in KeyCorp.

The Bank’s Tier 1 capital ratio was 15.0% as at October 31, 2024, an increase of approximately 20 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio and a U.S. $750 million issuance of Limited Recourse Capital Notes partly offset by a redemption of $300 million of preferred shares.

The Bank’s Total capital ratio was 16.7% as at October 31, 2024, a decrease of approximately 50 basis points from 2023, due primarily to redemptions of $3.25 billion of subordinated debentures, partly offset by the issuance of $1 billion of subordinated debentures and the above noted impacts to the Tier 1 capital ratio.

The TLAC ratio was 29.7% as at October 31, 2024, a decrease of approximately 90 basis points from the prior year, primarily from higher RWA.

The Leverage ratio was 4.4% as at October 31, 2024, an increase of 20 basis points from the prior year, due primarily to growth in Tier 1 capital.

The TLAC Leverage ratio was 8.8%, an increase of approximately 20 basis points from 2023, due primarily to higher available TLAC.

The Bank’s capital, leverage and TLAC ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2024. In 2025, the Bank will continue to maintain strong capital ratios, continuing to optimize capital deployment in line with its strategic plans while absorbing the impact of the Bank’s increased investment in KeyCorp.

C23 Continuity of Common Equity Tier 1 ratio (1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

58 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

T29 Regulatory capital(1) and total loss absorbing capacity (TLAC)(2) ratios

As at October 31 ($ millions)	2024	2023
Common Equity Tier 1 capital
Total Common Equity(3)	$73,590	$68,853
Qualifying non-controlling interest in common equity of subsidiaries	683	763
Goodwill and intangibles, net of deferred tax liabilities(4)	(15,044)	(15,738)
Threshold related deductions	–	–
Net deferred tax assets (excluding those arising from temporary differences)	(451)	(231)
Other Common Equity Tier 1 capital deductions(5)	1,853	3,394
Common Equity Tier 1	60,631	57,041
Additional Tier 1 capital
Preferred shares(6)	–	300
Subordinated additional Tier 1 capital notes (NVCC)	3,249	3,249
Limited recourse capital notes (NVCC)	5,530	4,526
Capital instrument liabilities – trust securities(6)	–	–
Other Tier 1 capital adjustments(7)	89	107
Net Tier 1 capital	69,499	65,223
Tier 2 capital
Subordinated debentures, net of amortization(6)	6,190	8,412
Allowance for credit losses eligible for inclusion in Tier 2 and excess allowance (re: IRB approach)	1,942	1,931
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	77	85
Tier 2 capital	8,209	10,428
Total regulatory capital	77,708	75,651
Non-regulatory capital elements of TLAC
External TLAC instruments	59,092	58,001
TLAC deductions and other adjustments	952	852
TLAC available after deductions	137,752	134,504
Risk-weighted assets ($ billions)(1)
Credit risk	398.2	378.7
Market risk	14.7	12.0
Operational risk	51.1	49.3
Risk-weighted assets	$464.0	$440.0
Regulatory Capital (1) and TLAC (2) ratios
Common Equity Tier 1	13.1%	13.0%
Tier 1	15.0%	14.8%
Total	16.7%	17.2%
Total loss absorbing capacity	29.7%	30.6%
Leverage(8)
Leverage exposures	$1,563,140	$1,562,963
Leverage ratio	4.4%	4.2%
Total loss absorbing capacity leverage ratio(2)	8.8%	8.6%

(1)

2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Prior year regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	Includes Other Reserves adjusted for regulatory capital purposes.
(4)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(5)	Other CET1 capital deductions under Basel III include gains/losses due to changes in own credit risk on fair valued liabilities, pension plan assets and other items.
(6)	Non-qualifying Tier 1 and Tier 2 capital instruments were subject to a phase-out period until 2022.
(7)	Other Tier 1 capital adjustments under Basel III rules include eligible non-controlling interests in subsidiaries.
(8)	The leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).

2024 Scotiabank Annual Report | 59

Management’s Discussion and Analysis

T30 Changes in regulatory capital

For the fiscal years ($ millions)	2024	2023
Total capital, beginning of year	$75,651	$70,710
Changes in Common Equity Tier 1
Net income attributable to common equity holders of the Bank	7,286	6,991
Dividends paid to equity holders of the Bank	(5,198)	(5,003)
Shares issued	1,945	1,402
Shares repurchased/redeemed	–	–
Gains/losses due to changes in own credit risk on fair valued liabilities	723	1,001
ECL transitional adjustment	–	(75)
Movements in accumulated other comprehensive income, excluding cash flow hedges	(1,577)	7
Change in non-controlling interest in common equity of subsidiaries	(80)	69
Change in goodwill and other intangible assets (net of related tax liability)(1)	694	(192)
Other changes including regulatory adjustments below:	(202)	(240)
– Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	(220)	(143)
– IFRS 17 impact	(86)	–
– Other capital deductions	85	(162)
– Other	19	65
Changes in Common Equity Tier 1	$3,591	$3,960
Changes in Additional Tier 1 Capital
Issued	1,004	–
Redeemed	(300)	–
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(20)	1
Changes in Additional Tier 1 Capital	$684	$1
Changes in Tier 2 Capital
Issued	1,000	1,447
Redeemed	(3,250)	–
Allowance for credit losses eligible for inclusion in Tier 2 and Excess Allowance under IRB(2)	11	62
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	21	(529)
Changes in Tier 2 Capital	$(2,218)	$980
Total capital generated (used)	$2,057	$4,941
Total capital, end of year	$77,708	$75,651

(1)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(2)	Eligible allowances for 2024 and 2023.

60 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

Regulatory capital components

The Bank’s regulatory capital is divided into three components – CET1, Additional Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1 consists primarily of common shareholders’ equity, regulatory derived non-controlling interest capital, and prescribed regulatory adjustments or deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension assets and the shortfall (if any) of the allowance for credit losses to regulatory parameter-based expected losses.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares, and qualifying other equity instruments (as described in Note 25). Tier 2 capital consists mainly of qualifying subordinated debentures and eligible allowances for credit losses.

The Bank’s CET1 capital was $60.6 billion as at October 31, 2024, an increase of approximately $3.6 billion from the prior year due primarily to:

•	$2.1 billion growth from internal capital generation, net of dividends paid;
•	$1.9 billion from share issuances, mainly from the Bank’s Shareholder Dividend and Share Purchase Plan;
•	$0.7 billion from changes in the regulatory deduction for own credit risk on fair valued liabilities; and,
•	$0.4 billion from lower regulatory deductions and other regulatory adjustments.

Partly offset by:

•	$1.6 billion decrease from movements in Accumulated Other Comprehensive Income, excluding cash flow hedges, primarily from the impact of foreign currency translation, net of changes in the fair values of investment securities.

The Bank’s Tier 1 capital increased by $4.3 billion to $69.5 billion, primarily due to the above noted impacts to CET1 capital and a USD $750 million issuance of Limited Recourse Capital Notes partly offset by a redemption of $300 million of preferred shares.

Total capital increased by $2.1 billion during the year to $77.7 billion, mainly due to the above noted impacts to CET1 and Tier 1 capital, and the issuance of $1 billion of subordinated debentures, partly offset by redemptions of $3.25 billion of subordinated debentures.

C24	CET1 capital %, as at October 31

C25	Dividend growth dollars per share

C26	Internally generated capital $ billions, for years ended October 31

Dividends

The annual dividend in 2024 was $4.24, an increase of $0.06 from 2023. The Board of Directors approved a quarterly dividend of $1.06 per common share, at its meeting on December 2, 2024. This quarterly dividend applies to shareholders of record at the close of business on January 7, 2025, and is payable January 29, 2025.

T31 Selected capital management activity

For the fiscal years ($ millions)	2024	2023
Dividends
Common	$5,198	$5,003
Preferred and other equity instruments	472	419
Common shares issued(1)	1,945	1,402
Common shares repurchased for cancellation under the Normal Course
Issuer Bid(2)	–	–
Preferred shares and other equity instruments issued	–	–
Preferred shares and other equity instruments redeemed	300	–
Maturity, redemption and repurchase of subordinated debentures	3,250	78

(1)	Represents primarily cash received for stock options exercised during the year and common shares issued pursuant to the Shareholder Dividend and Share Purchase Plan.
(2)	No buybacks in fiscal 2024.

Normal Course Issuer Bid

The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares pursuant to a normal course issuer bid during the years ended October 31, 2024 and October 31, 2023.

2024 Scotiabank Annual Report | 61

Management’s Discussion and Analysis

Share data and other capital instruments

The Bank’s common and preferred share data, as well as certain other capital instruments, are shown in T32. Further details, including exchangeability features, are discussed in Note 22 and Note 25 of the consolidated financial statements.

T32 Shares and other instruments

As at October 31, 2024	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion features
Common shares(2)		$22,054		$4.24		1,244,436	n/a
NVCC Preferred Shares(3)
Preferred shares Series 40(4)		–		0.303125		–	–

NVCC Additional Tier 1 Securities(3)(6)	Amount ($ millions)		Distribution(5)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes(7)	U.S.$	1,250	U.S.$	19.3341		7.566	1,250
Subordinated Additional Tier 1 Capital Notes(8)	U.S.$	1,250	U.S.$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1(9)		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2(10)	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3(11)		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4(12)	U.S.$	750	U.S.$	21.5625		8.625	750
Limited Recourse Capital Notes Series 5(13)	U.S.$	750	U.S.$	20.0000		8.000	750

NVCC Subordinated Debentures(3)					Amount ($ millions)		Interest Rate (%)
Subordinated debentures due December 2025					U.S.$	1,250	4.500
Subordinated debentures due January 2029(14)						$–	3.890
Subordinated debentures due July 2029(15)						$–	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.959
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution(5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(16a,b)		$750		28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							11,456

(1)	Dividends declared from November 1, 2023 to October 31, 2024.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at November 22, 2024, the number of outstanding common shares and options was 1,244,973 thousand and 10,912 thousand, respectively.
(3)	These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 22 and 25 of the consolidated financial statements in the Bank’s 2024 Annual Report for further details.
(4)	On January 29, 2024, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 40 at a price equal to $25.00 per share plus dividends declared on November 28, 2023 of $0.303125 per Series 40 share.
(5)	Distributions per face amount of $1,000 or U.S.$1,000 semi-annually or quarterly, as applicable.
(6)	Quarterly distributions are recorded in each fiscal quarter if and when paid.
(7)	In respect of these securities, on June 28, 2023, the Bank announced the interest rate transition from three-month USD LIBOR to three-month Term SOFR, plus a spread adjustment of 26.161 bps, for interest periods commencing on or after July 12, 2023.
(8)	Subsequent to the initial five-year fixed rate period ending on June 4, 2025, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year U.S. Treasury rate plus 4.551%.
(9)	Subsequent to the initial five-year fixed rate period ending on July 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year Government of Canada Yield plus 2.761%.
(10)	Subsequent to the initial five-year fixed rate period ending on October 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year U.S. Treasury rate plus 2.613%.
(11)	Subsequent to the initial five-year fixed rate period ending on July 27, 2027, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year Government of Canada Yield plus 3.95%.
(12)	Subsequent to the initial five-year fixed rate period ending on October 27, 2027, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year U.S. Treasury rate plus 4.389%.
(13)	Subsequent to the initial five-year fixed rate period ending on January 27, 2029, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year U.S. Treasury rate plus 4.017%.
(14)	On January 18, 2024, the Bank redeemed all outstanding $1,750 million 3.89% Subordinated Debentures (NVCC) due January 2029, at 100% of their principal amount plus accrued interest.
(15)	On July 3, 2024, the Bank redeemed all outstanding $1,500 million 2.836% Subordinated Debentures (NVCC) due July 2029, at 100% of their principal amount plus accrued and unpaid interest.
(16)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 25(c) – Restrictions on payment of dividends and retirement of shares. The Scotia BaTS II Series 2006-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(16)(b)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 in full, the Bank will not declare dividends, of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 25(c) – Restrictions on payment of dividends and retirement of shares of the consolidated financial statements in the Bank’s 2024 Annual Report.

62 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by Fitch Ratings, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). The Bank’s bail-inable senior debt is rated AA- by Fitch Ratings, A2 by Moody’s, AA (low) by Morningstar DBRS, and A- by S&P. As of October 31, 2024, all such rating agencies have a Stable outlook on the Bank.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risks and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk weights to on and off-balance sheet exposures. In addition, OSFI has adopted the revised Basel III aggregate output floor, which ensures that the Bank’s total RWA are not lower than 72.5% of RWA as calculated by the revised Basel III framework’s standardized approaches. The output floor has been set at 72.5% with an international phase-in period from 2023 to 2028. For Canadian banks, the floor is presently at 67.5%. As noted above, OSFI has delayed further increases to the floor to 2026 (70%) and 2027 (72.5%).

As at year end, the Bank’s RWA of $464.0 billion, represents an increase of approximately $24.0 billion, or 5.5%, from 2023, due primarily to the adoption impacts from the revised Basel III FRTB market and CVA capital requirements, higher RWA from changes in book quality, model updates, and the Bank’s initial investment in KeyCorp, partly offset by lower volumes from capital optimization initiatives and the impacts from foreign currency translation.

Credit risk-weighted assets

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank.

The credit risk component consists of on and off-balance sheet claims. The Basel III rules are not applied to traditional balance sheet categories but to categories of on and off-balance sheet exposures which represent general classes of assets or exposure types (e.g. Large Corporate, Mid-size Corporate, Small and Medium Enterprise, Sovereign, Bank, Retail Mortgages, Other Retail, Equity, etc.) based on their different underlying risk characteristics. Generally, while calculating capital requirements, exposure types are analyzed by the following credit risk exposure sub-types: drawn, undrawn, repo-style transactions, over-the-counter (OTC) derivatives, exchange-traded derivatives and other off-balance sheet claims.

Credit risk-weighted assets increased by $19.5 billion to $398.2 billion. The key drivers or components of the change are reflected in Table T33 below.

T33 Flow statement for Basel III credit risk-weighted assets ($ millions)

	2024(1)		2023(1)

Credit risk-weighted assets movement by key driver ($ millions)	Credit risk	Of which counterparty credit risk	Credit risk	Of which counterparty credit risk
Credit risk-weighted assets as at beginning of year	$378,670	$16,276	$401,434	$20,217
Book size(2)	(5,165)	246	(4,121)	(4,081)
Book quality(3)	17,516	662	2,039	529
Model updates(4)	6,640	635	–	–
Methodology and policy(5)	776	776	(29,372)	(677)
Acquisitions and disposals	2,749	–	(560)	–
Foreign exchange movements	(3,033)	165	9,250	288
Other	–	–	–	–
Credit risk-weighted assets as at end of year	$398,153	$18,760	$378,670	$16,276

(1)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III revision).

2024 Scotiabank Annual Report | 63

Management’s Discussion and Analysis

T34 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P and Fitch	External Rating – Moody’s	External Rating – Morningstar DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0565%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0565% – 0.0689%
A to A-	A2 to A3	A to A (low)		90	0.0689% – 0.0813%
BBB+	Baa1	BBB (high)		87	0.0813% – 0.1185%
BBB	Baa2	BBB		85	0.1185% – 0.1860%
BBB-	Baa3	BBB (low)		83	0.1860% – 0.2581%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.2581% – 0.3581%
BB	Ba2	BB		77	0.3581% – 0.6668%
BB-	Ba3	BB (low)		75	0.6668% – 1.3555%
B+	B1	B (high)		73	1.3555% – 2.3298%
B to B-	B2 to B3	B to B (low)		70	2.3298% – 5.7966%
CCC+	Caa1	–	Watch list	65	5.7966% – 14.9037%
CCC	Caa2	–		60	14.9037% – 27.2859%
CCC- to CC	Caa3 to Ca	–		40	27.2859% – 46.7412%
–	–	–		30	46.7412% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2024. The Range does not include the upper boundary for the row.

T35 Non-retail IRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2024(2)					2023(2)

Grade	IG Code	Exposure at default ($)(4)	RWA ($)(5)	PD (%)(6)(9)	LGD (%)(7)(9)	RW (%)(8)(9)	Exposure at default ($)(4)	RWA ($)(5)	PD (%)(6)(9)	LGD (%)(7)(9)	RW (%)(8)(9)
Investment grade(3)	99-98	157,031	1,030	–	14	1	150,660	648	–	10	–
	95	67,710	11,758	0.06	34	17	62,953	9,230	0.06	32	15
	90	48,113	10,146	0.07	43	21	58,486	10,701	0.07	39	18
	87	63,699	11,320	0.09	34	18	69,250	11,663	0.08	34	17
	85	49,920	15,343	0.16	39	31	58,639	15,751	0.13	38	27
	83	69,342	22,379	0.22	36	32	77,643	23,193	0.18	36	30
Non-Investment grade	80	54,770	21,985	0.30	37	40	54,968	19,923	0.25	37	36
	77	40,729	19,244	0.42	39	47	37,165	15,282	0.35	38	41
	75	27,324	18,610	1.05	38	68	26,291	17,142	0.90	39	65
	73	10,140	7,975	1.74	36	79	10,015	6,547	1.49	32	65
	70	3,791	3,282	3.11	34	87	3,226	2,988	2.56	39	93
Watch list	65	1,592	2,473	10.79	40	155	1,208	1,685	8.72	38	139
	60	986	1,972	20.59	40	200	1,225	990	17.02	17	81
	40	889	1,665	36.17	37	187	202	345	33.33	34	171
	30	232	361	60.41	43	156	106	168	53.33	37	158
Default(10)	21	1,313	3,529	100.00	42	269	1,009	1,653	100.00	35	164
Total		597,581	153,072	0.57	31	26	613,046	137,909	0.41	30	22
Government guaranteed residential mortgages		53,319	–	–	18	–	56,441	–	–	23	–
Total		650,900	153,072	0.52	30	24	669,487	137,909	0.38	29	21

(1)	Excludes securitization exposures.
(2)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(3)	Excludes government guaranteed residential mortgages of $53.3 billion ($56.4 billion in 2023).
(4)	After credit risk mitigation.
(5)	RWA – Risk-Weighted Assets.
(6)	PD – Probability of Default.
(7)	LGD – Loss Given Default.
(8)	RW – Risk Weight.
(9)	Exposure at default used as basis for estimated weightings.
(10)	Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

The Bank uses the Internal Ratings Based (IRB) approach under revised Basel III to determine minimum regulatory capital requirements for credit risk in its Canadian, U.S. and European credit portfolios, and for a significant portion of its international corporate and commercial portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings (e.g. S&P, Morningstar DBRS, Fitch, etc.) of borrowers, if available, or prescribed risk weights for real estate lending to compute regulatory capital for credit risk. For the Bank’s Corporate, Bank and Sovereign IRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) rating, will default within a one-year time horizon. IG ratings are a component of the Bank’s risk rating system. Each of the Bank’s internal borrower IG ratings is mapped to a PD estimate.

64 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. LGD segments are determined based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. Each LGD segment is assigned a LGD estimate. LGD is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

Under the Advanced Internal Ratings Based (AIRB) approach, all three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum five-year AIRB requirement for PD estimates and the minimum seven-year AIRB requirement for LGD and EAD estimates.

Under revised Basel III there are new IRB requirements for internally developed model parameters under AIRB including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings Based (FIRB) approach. For those asset classes (e.g. Large Corporates, Banks, etc.) the FIRB utilizes the Bank’s internally modeled PD parameters combined with internationally prescribed LGD and EAD parameters.

Further adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, including any input floor requirements, are applied to average estimates obtained from historical data. These adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;
•

Downturn estimation for internally modeled AIRB LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average;

•	Downturn estimation for internally modeled AIRB EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and
•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on the Basel framework. The credit quality distribution of the Bank’s IRB non-retail portfolio is shown in Table T35. Portfolio average PD, LGD and RW increased marginally year-over-year due to changes in customer ratings and model updates.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed, re-calibrated and independently validated on at least an annual basis in order to reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for AIRB LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2024, are shown in Table T36. During this period the actual experiences of PD, LGD and CCF were materially lower than the estimates as reflected within the risk parameters.

T36 Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.52	0.16
Average LGD	40.23	30.41
Average CCF(2)	51.04	30.86

(1)	Estimated parameters are based on portfolio count-weighted averages at Q3/23, whereas actual parameters are based on count-weighted averages of realized parameters during the subsequent four quarters.
(2)

Exposure-at-default (EAD) back-testing of the Bank’s credit conversion factor (CCF) parameters is performed through Limit Factor (LF) back-testing. EAD is computed using the total limit multiplied by the estimated LF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio in Canada. The retail portfolio is comprised of the following Revised Basel-based pools:

•

Residential real estate secured exposures mainly consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as mortgage loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures (QRRE) consist of unsecured credit cards and lines of credit, including transactors and revolvers;
•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate or do not meet the QRRE definition.

For the AIRB portfolios, the following models and parameters are estimated, subject to parameter input floors as required by OSFI:

•	Probability of Default (PD) is the likelihood that the facility will default within the next 12 months.
•	Loss Given Default (LGD) measures the estimated economic loss as a proportion of the defaulted balance.
•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

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Management’s Discussion and Analysis

•	LGD is adjusted to appropriately reflect economic downturn conditions.
•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.
•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2024.

Year-over-year the Bank’s AIRB retail portfolio parameters and average risk weights at the total portfolio level remained stable.

T37 Retail AIRB portfolio exposure by PD range(1)

As at October 31 ($ millions)		2024(2)					2023(2)
Category	PD Range	Exposure at default ($)(1)	RWA ($)(3)	PD (%)(4)(7)	LGD (%)(5)(7)	RW (%)(6)(7)	Exposure at default ($)(1)	RWA ($)(3)	PD (%)(4)(7)	LGD (%)(5)(7)	RW (%)(6)(7)
Exceptionally low(8)	0.0000% – 0.0500%	145,243	3,873	0.05	22	3	123,755	3,062	0.05	19	2
Very low	0.0501% – 0.1999%	148,919	12,705	0.16	37	9	145,654	11,202	0.15	39	8
Low	0.2000% – 0.9999%	79,011	22,791	0.63	43	29	80,470	22,913	0.62	43	28
Medium low	1.0000% – 2.9999%	25,478	15,667	2.07	57	61	24,230	13,951	1.79	58	58
Medium	3.0000% – 9.9999%	7,524	8,812	5.81	77	117	7,506	7,502	4.99	66	100
High	10.0000% – 19.9999%	3,232	4,002	14.29	39	124	1,882	2,890	11.08	70	154
Extremely high	20.0000% – 99.9999%	2,263	3,528	43.74	50	156	2,363	3,683	34.27	55	156
Default(9)	100%	975	3,030	100.00	52	311	751	2,879	100.00	61	384
Total		412,645	74,408	1.02	35	18	386,611	68,082	0.87	36	18

(1)	After credit risk mitigation.
(2)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(3)	RWA – Risk-Weighted Assets.
(4)	PD – Probability of Default.
(5)	LGD – Loss Given Default.
(6)	RW – Risk Weight.
(7)	Exposure at default used as basis for estimated weightings.
(8)	OSFI revised the Retail PD floor from 0.03% to 0.05% in 2023, under the Revised Basel III Framework.
(9)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate. Comparison of estimated and actual loss parameters for the period ended July 31, 2024 is shown in Table T38. During this period the actual experience was generally more favourable to the estimates as reflected by the risk parameters; however, for Residential Real Estate Secured exposures, actual PDs are slightly elevated as they reflect the most recent year of defaults while estimated PDs reflect the long run overall portfolio averages.

T38 Estimated and actual loss parameters(1)

($ millions)	Average estimated PD (%)(2)(7)	Actual default rate (%)(2)(5)	Average estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential real estate secured
Residential mortgages
Insured mortgages(8)	0.45	0.52	–	–	–	–
Uninsured mortgages	0.37	0.40	17.91	8.64	–	–
Secured lines of credit	0.24	0.32	24.26	16.41	193	174
Qualifying revolving retail exposures	1.34	1.07	92.74	87.85	661	584
Other retail	1.92	1.28	67.77	53.60	23	22

(1)	Estimates and actual values are recalculated to align with new models implemented during the period.
(2)	Account weighted aggregation.
(3)	Default weighted aggregation.
(4)	EAD is estimated for revolving products only.
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to the reporting date.
(8)	Actual and estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending; and,
•	Other regulatory retail, mainly consisting of term loans and credit card and lines of credit transactors and revolvers.

Under the standardized approach, each of the above components is risk-weighted based on prescribed risk weights, which consider borrower or facility attributes, such as, loan-to-value, transactors vs. revolvers, and drawn vs. undrawn.

Market risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

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Management’s Discussion and Analysis | Group Financial Condition

Market Risk – Market Risk-Weighted Assets

Following the implementation of the revised OSFI Capital Adequacy Requirements in Q1 2024, VaR, Stressed VaR (sVaR) and the Incremental Risk Charge (IRC) are no longer components of market risk capital. The Bank now calculates market risk capital based on the Standardized Approach under the new Fundamental Review of the Trading Book (FRTB) framework. Prior periods have not been restated to conform to the new FRTB requirements.

Below are the market risk requirements as at October 31, 2024 and 2023:

T39 Total market risk capital(1)(2)

($ millions)	2024	2023
General interest rate risk	$80
Equity risk	145
Commodity risk	90
Foreign exchange risk	42
Credit spread risk	371
Default risk	400
Residual risk add-on	49
All-Bank VaR		$141
All-Bank stressed VaR		390
Incremental risk charge		315
Standardized approach		117
Total market risk capital	$1,177	$963

(1)	Commencing Q1 2024, the Bank has moved to a fully standardized approach for calculating market risk capital.
(2)	Equates to $14,710 of market risk-weighted assets (2023 – $12,040).

T40 Risk-weighted assets movement by key drivers

	Market risk

	2024	2023
RWA as at beginning of the year	$12,040	$10,820
Movement in risk levels(1)	(1,184)	1,208
Model updates(2)	–	12
Methodology and policy(3)	3,854	–
Acquisitions and divestitures	–	–
RWA as at end of the year	$14,710	$12,040

(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are embedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulations (e.g. Revised Basel III), including regulatory interpretation.

Market risk-weighted assets increased by $2.7 billion to $14.7 billion, as shown in the table above. This was primarily due to higher market risk-weighted assets under the new market risk capital rules, offset by changes in risk levels.

Market Risk – CVA Risk-Weighted Assets

Credit Valuation Adjustment (CVA) is the adjustment to the risk free mark-to-market value of transactions to account for the potential default of a counterparty. CVA risk is the risk of loss arising from changing CVA values in response to changes in counterparty credit spreads and market risk factors.

Following the implementation of the revised OSFI Capital Adequacy Requirements (CAR) in Q1 2024, the Bank applies primarily the standardized approach (SA-CVA) for calculating CVA capital as approved by OSFI, and for netting sets carved out from SA-CVA, the basic approach (BA-CVA). CVA capital covers derivatives; SFT positions which are not fair valued for accounting purposes are excluded from CVA Capital.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.

Consistent with OSFI’s adoption of the revised Basel III reforms, the Bank applies the Standardized Approach (SA) for calculating operational risk capital requirements. Under the SA, operational risk capital is determined based on the existing gross income approach further supplemented by a scalar or internal loss multiplier (ILM) that recognizes the Bank’s operational risk loss experience.

Operational risk-weighted assets increased by $1.8 billion during the year to $51.1 billion, due primarily to growth in the Bank’s gross income and an increase to the Bank’s ILM.

Internal capital

The Bank utilizes economic capital methodologies and measures to calculate internal capital. Internal capital is a measure of the unexpected losses inherent in the Bank’s business activities. The calculation of internal capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy.

Management assesses its risk profile to determine those risks for which the Bank should attribute internal capital. The major risk categories included in internal capital are:

•

Credit risk covers derivatives, repo-style transactions, securitizations, corporate and commercial loans and retail products. The measurement of internal capital mainly leverages the Bank’s internal credit risk ratings and a Monte-Carlo simulation model calibrated based on the Bank’s actual experience in probabilities of default, exposures at default, expected severity of loss in the event of default, concentration and diversification.

2024 Scotiabank Annual Report | 67

Management’s Discussion and Analysis

•

Market risk for internal capital incorporates the higher of: a Market Risk VaR calibrated to a higher 99.95% confidence interval, and regulatory capital components under the new standardized approaches. For the banking book, structural interest rate and foreign exchange risks leverage a modelled approach based on Economic Value of Equity (EVE) sensitivities.

•	Operational risk for internal capital is calculated based on an approach consistent with the Bank’s regulatory capital requirements including a conservative forward-looking view of gross income.
•	Other risks include additional risks for which internal capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of internal capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously. The Bank also includes the full amount of goodwill and intangible assets in the internal capital amount.

For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Bank’s arrangements with structured entities include:

•

Structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities.

•	Structured entities that the Bank sponsors and actively manages.

The Bank consolidates all structured entities that it controls which includes a U.S. based multi-seller conduit and certain funding and other vehicles. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity, or operational risks. Noteholders of securitizations may also be exposed to these risks. The Bank may earn fees based on the nature of its association with a structured entity.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank; and
•	Structured finance entities.

The Bank earned total fees of $73 million in 2024 (October 31, 2023 – $51 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 16(b) to the consolidated financial statements.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $54 million in 2024, compared to $47 million in 2023. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.7 billion as at October 31, 2024 (October 31, 2023 – $7.1 billion). The year-over-year increase was due to normal business operations. As at October 31, 2024, total commercial paper outstanding for the Canadian-based conduits was $6.4 billion (October 31, 2023 – $5.4 billion) and the Bank held 0.1% (October 31, 2023 – 0.2%) of the total commercial paper issued by these conduits. Table T41 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2024 and 2023, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA or higher based on the Bank’s internal rating program; and assets held in these conduits were investment grade as at October 31, 2024 and 2023.

68 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Group Financial Condition

T41 Assets held by Bank-sponsored Canadian-based multi-seller conduits

	2024			2023

As at October 31 ($ millions)	Funded assets	Unfunded commitments	Total exposure(1)	Funded assets	Unfunded commitments	Total exposure(1)
Auto loans/leases	$2,957	$578	$3,535	$2,547	$591	$3,138
Trade receivables	–	459	459	–	459	459
Canadian residential mortgages	2,643	264	2,907	1,966	584	2,550
Equipment leases and rental contracts	607	39	646	700	59	759
Other	92	26	118	78	76	154
Total(2)	$6,299	$1,366	$7,665	$5,291	$1,769	$7,060

(1)	Exposure to the Bank is through global-style liquidity facilities.
(2)	These assets are substantially sourced from Canada.

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $11,469 million as at October 31, 2024 (October 31, 2023 – $3,296 million). The year-over-year increase was due to normal business operations and new transactions.

The Bank provides senior credit facilities to unaffiliated structured entities that are established by third parties to acquire and/or originate loans for the purposes of issuing collateralized loan obligations (CLOs). These credit facilities benefit from subordinated capital provided by either the collateral manager or third-party investors via subordinated financing, capital injection or asset contribution. Subordinated capital represents the first loss tranche which absorbs losses prior to the Bank’s senior exposure. The Bank’s broker-dealer affiliate acts as the arranger and placement agent for the CLOs. Proceeds from the sale of the CLOs are used to repay the senior credit facilities. The Bank does not consolidate these entities as it does not have decision making power over their relevant activities, which include the acquisition and/or origination of loans and overall management of the underlying portfolio. The Bank’s maximum exposure to loss was $9,743 million as at October 31, 2024 (October 31, 2023 – $1,511 million), relating to credit facilities extended to these entities, of which $4,243 million was funded (October 31, 2023 – $220 million). The increase in the Bank’s maximum exposure to loss during the year was driven by the addition of new financing facilities.

Other funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore, the Bank does not have exposure or rights to variable returns from these unconsolidated entities.

The Bank uses a funding vehicle to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from this vehicle. The vehicle collateralizes its obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicle and remain on the Bank’s Consolidated Statement of Financial Position. The total principal balance of guarantee-linked notes issued by this vehicle and outstanding was $1,002 million as at October 31, 2024 (October 31, 2023 – $998 million). These are included in Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. For the year ended October 31, 2024, the Bank earned $2,547 million income from its involvement with the unconsolidated Bank-sponsored structured entities, all of which is from Bank-sponsored mutual funds (for the year ended October 31, 2023 – $2,369 million).

Securitizations

The Bank securitizes fully insured residential mortgage loans, originated by the Bank and third parties, through the creation of mortgage-backed securities that are sold to Canada Housing Trust (CHT), Canada Mortgage and Housing Corporation (CMHC) or third-party investors, as an efficient source of financing. The sale of such mortgages does not meet the derecognition requirements where the Bank retains substantially all of the risks and rewards of ownership of the securitized mortgages. The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position, along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 15 of the consolidated financial statements.

Third-party originated mortgages purchased by the Bank and social housing mortgage pools originated by the Bank that are securitized and sold, qualify for derecognition where the Bank transfers substantially all of the risks and rewards of ownership to third parties. As at October 31, 2024, the outstanding amount of off-balance sheet securitized third-party originated mortgages was $24,837 million (October 31, 2023 – $19,442 million) and off-balance sheet securitized social housing pools was $1,148 million (October 31, 2023 – $766 million).

The Bank securitizes a portion of its Canadian personal and small business credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a consolidated Bank-sponsored structured entity. Trillium issues senior and subordinated notes to investors. The proceeds of such issuances are used to purchase co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership interests. During the year, $585 million receivables were securitized through Trillium (2023 – $2,412 million).

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2024, these amounted to $63 billion, compared to $48 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

2024 Scotiabank Annual Report | 69

Management’s Discussion and Analysis

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2024, these commitments amounted to $273 billion, compared to $284 billion last year. The lower year-over-year amount is primarily due to a decrease in business activity, partially offset by impact from foreign currency translation.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Detailed information on guarantees and loan commitments is disclosed in Note 35 in the consolidated financial statements.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income (OCI):

•	debt instruments measured at fair value through OCI,

•	equity instruments measured at fair value through OCI,

•	derivatives designated as cash flow hedges, and

•	financial instruments designated as net investment hedges.

Gains and losses on derecognition of debt instruments at FVOCI are reclassified from OCI to the Consolidated Statement of Income under non-interest income. Gains and losses on derecognition of equity instruments designated at FVOCI are not reclassified from OCI to the Consolidated Statement of Income. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements.

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses related to loans are recorded in the provision for credit losses in the Consolidated Statement of Income. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in non-interest income – trading revenues.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 72 to 110. In addition, Note 36 to the consolidated financial statements presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 93. For trading activities, Table T51 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the maturity profile of the notional amount of the Bank’s derivative financial instruments, only 19% (2023 – 20%) had a term to maturity greater than five years.

Note 11 to the consolidated financial statements provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 8 to the consolidated financial statements along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was unfavourable when compared to their carrying value by $1.4 billion as at October 31, 2024 (October 31, 2023 – unfavourable $4.2 billion). This difference relates mainly to loan assets, debt investment securities measured at amortized cost, deposit liabilities, subordinated debentures and other liabilities. These changes are primarily driven by movements in interest rates and by volume changes. Fair value estimates are based on market conditions as at October 31, 2024, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting policies and estimates.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 10 to the consolidated financial statements. These designations were made primarily to significantly reduce accounting mismatches.

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Management’s Discussion and Analysis | Group Financial Condition

Selected Credit Instruments – Publicly Known Risk Items

Mortgage-backed securities

Total mortgage-backed securities held in the Non-trading and Trading portfolios are shown in Table T42.

T42 Mortgage-backed securities

	2024		2023

As at October 31 Carrying value ($ millions)	Non-trading portfolio(1)	Trading portfolio	Non-trading portfolio(1)	Trading portfolio
Canadian NHA mortgage-backed securities(2)	$8,578	$2,381	$7,103	$2,671
Canadian residential mortgage-backed securities	–	–	–	4
U.S. Agency mortgage-backed securities(3)	25,223	–	23,751	–
Total	$33,801	$2,381	$30,854	$2,675

(1)	The balances are comprised of securities under the amortized cost and FVOCI measurement categories.
(2)	Canada Mortgage and Housing Corporation is a corporation of the Government of Canada that provides a guarantee of timely payment to NHA mortgage-backed security investors.
(3)	The Government National Mortgage Association (Ginnie Mae) is a U.S. Government corporation that provides a guarantee of timely payment to U.S. Agency mortgage-backed security investors.

Other

As at October 31, 2024, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

2024 Scotiabank Annual Report | 71

Management’s Discussion and Analysis

Risk Management

Effective risk management is fundamental to the success and resilience of the Bank and is recognized as key in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the Bank’s employees.

Risk Management Framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s values, strategies and risk appetite, and that there is an appropriate balance between risk and reward to maximize shareholder value. Scotiabank’s Enterprise-Wide Risk Management Framework articulates the foundation for achieving these goals.

The Enterprise-Wide Risk Management Framework is subject to routine review to keep pace with evolving risks and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The Framework is designed to identify, assess, and mitigate threats and vulnerabilities to which the Bank is exposed and serve to enhance its overall financial and operational resilience. The risk management programs of the Bank’s subsidiaries align in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different.

Risk Governance
Risk Appetite
Risk Management Tools
Risk Identification and Assessment
Strong Risk Culture
Risk Capacity; Risk Appetite Statement; Risk Appetite Metrics
Frameworks, Policies & Limits, Risk Measurement, Monitoring & Reporting, Forward-Looking Exercises
Principal Risk Types:
Financial: Credit, Liquidity, Market
Non-Financial: Operational, Model, Data, Compliance, ML/TF and Sanctions, Environmental, Social, and Governance (ESG), Cyber Security and IT, Strategic, and Reputational.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of five key elements:

•	Risk Governance

•	Risk Appetite

•	Risk Management Tools

•	Risk Identification and Assessment

•	Risk Culture

Risk Management Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

Balancing Risk and Reward – business and risk decisions are consistent with strategies and risk appetite.

Understand the Risks – all material risks to which the Bank is exposed, including both financial and non-financial, are identified and managed.

Forward Thinking – emerging risks and potential vulnerabilities are proactively identified and managed.

Shared Accountability – every employee is responsible for managing risk.

Client Focus – understanding our clients and their needs is essential to all business and risk decision-making.

Protect our Brand – all risk-taking activities must be in line with the Bank’s risk appetite, our Scotiabank Code of Conduct (our Code), values and behaviours and policy principles.

Controls – maintaining a robust and resilient control environment to protect our stakeholders.

Resilience – being prepared operationally and financially to respond to adverse events.

Compensation – performance and compensation structures reinforce the Bank’s values and desired behaviours and promote sound risk taking behaviour taking into account the compensation-related regulatory environment.

Financial and Operational Resilience

Financial resilience reflects the Bank’s ability to withstand financial stress. Capital and liquidity management are fundamental to financial resilience as they ensure the Bank can absorb shocks and meet its obligations during periods of stress.

The Bank defines operational resilience as the ability to effectively prepare for, respond to, and recover from operational disruptions to the provision of services that have the potential to cause intolerable harm to clients, or threaten the viability of the Bank, or cause instability to the financial system. This could in turn impact the Bank’s financial resilience and its ability to meet obligations during periods of stress. Effective enterprise risk management requires an understanding of how risk types are interconnected which in turn supports financial and operational resilience.

Identifying and prioritizing critical operations, assessing the potential impact of disruptions, and developing plans and capabilities to prevent, respond, and recover from them is a key aspect of operational resilience. Criticality refers to the level of importance an asset, such as processes, technology, third parties, people, data, and facilities, holds for the Bank’s operations, financial stability, and reputation. Critical assets are those that, if compromised, disrupted, or destroyed, would significantly harm client and employees, jeopardize the Bank’s viability, cause instability to the financial system, or materially impair the Bank’s strategy, performance, or its continuing compliance obligations.

Risk Governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced executive management team. Decision-making is highly centralized through several executive and senior risk management committees.

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Management’s Discussion and Analysis | Risk Management

The Bank’s risk management framework is predicated on the three lines of defence model. Within this model:

Governance Structure

The Bank’s Board of Directors and its Committees provide oversight and governance over the Bank’s risk management program which is supported by the President and Chief Executive Officer and Chief Risk Officer.

The Risk Governance Structure of the Bank is set out below.

Board of Directors: as the top of the Bank’s risk management governance structure, provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a quarterly comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined limits – and approves key risk policies, frameworks, and limits.

Corporate Governance Committee of the Board: acts in an advisory capacity to the Board to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations in support of the Bank’s purpose, culture and strategy, including its ESG strategy.

Risk Committee of the Board: assists the Board in fulfilling its responsibilities for the review of the Bank’s risk appetite and identifying and monitoring key financial and non-financial risks and the oversight of the promotion and maintenance of a strong risk culture throughout the Bank. The Committee assists the Board by providing oversight of the risk management function at the Bank. This includes periodically reviewing and approving the Bank’s key risk management policies, frameworks and limits and satisfying itself that management is operating within the Bank’s Enterprise Risk Appetite Framework. The Committee oversees the Bank’s environmental, social, and governance (ESG) risks, including climate change risk. The Committee also oversees the independence of Global Risk Management, including the effectiveness of the head of this function, as well as the function itself.

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Management’s Discussion and Analysis

Audit and Conduct Review Committee of the Board: assists the Board by providing oversight on the effectiveness of the Bank’s system of internal controls. The Committee oversees the integrity of the Bank’s consolidated financial statements and related quarterly results. This includes oversight of climate-change related disclosure as part of the Bank’s financial reporting of ESG matters as well as the external auditor’s qualifications, independence and performance. This Committee assists the Board in fulfilling its oversight responsibilities for setting standards of conduct and ethical behaviour, the oversight of conduct reviews, risk culture and conduct risk, and the oversight of compliance with the consumer protection provisions. The Committee also oversees the Bank’s compliance with legal and regulatory requirements (including anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions), and oversees the Global Finance, Global Compliance & AML and Audit Department functions at the Bank. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Human Capital and Compensation Committee of the Board: in conjunction with the Risk Committee of the Board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks (including Conduct Risk) associated with the Bank’s material compensation programs and that such procedures are consistent with the Bank’s risk management programs. The Committee has further responsibilities relating to talent management, succession planning and total rewards.

President and Chief Executive Officer (CEO): reports directly to the Board and is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long term shareholder value and returns, and meeting the needs of the Bank’s other key stakeholders. The CEO oversees the establishment of the Bank’s risk appetite, in collaboration with the CRO and CFO, which is consistent with the Bank’s short- and long-term strategy, business and capital plans, as well as compensation programs.

Global Risk Management (GRM): is an independent second line of defence that provides oversight of enterprise-wide risk management and is led by the Group Head & Chief Risk Officer. The CRO reports jointly to the CEO and the Risk Committee of the Board and has unfettered access to the Risk Committee of the Board to ensure independence of the function. As a senior member of the Bank’s executive management team, the CRO participates in strategic decisions related to where and how the Bank will deploy its various sources of capital to meet the performance targets of the business lines. GRM is responsible for providing effective challenge and reasonable assurance to executive management, the Board of Directors and shareholders that risks are actively identified, managed and communicated to all key stakeholders. GRM’s accountability is to ensure that the outcomes of risk-taking activities optimize and protect long-term value by using insight and partnership to drive business impact and safeguard trust.

Global Compliance & AML: is an independent second line of defence that is responsible for managing Compliance Risk and ML/TF & Sanctions Risk and is led by the EVP & Chief Compliance Officer. Global Compliance provides effective challenge and oversight to business lines and corporate functions assessing the adequacy of adherence to and effectiveness of the Bank’s day-to-day compliance controls, and for opining to the Board on whether, based on the independent monitoring and testing conducted, the controls are sufficiently robust to achieve compliance with the applicable regulatory requirements. It also provides oversight and effective challenge to the Bank’s management of bribery and corruption risk. This group is responsible for maintaining the AML/ATF and Sanctions program which is designed to comply in all material respects with the regulation of which it is subject, and to protect the Bank from being used to launder illicit funds, finance terrorism, violate or evade sanctions. This group also develops AML/ATF and Sanctions policies and control standards to effectively manage money laundering, terrorist financing, and sanctions risks and provides risk-based independent oversight risk assessment and effective challenge to the first line of defence.

Global Finance: is led by the Group Head & Chief Financial Officer (CFO) and is responsible for setting enterprise-wide financial strategies which support the Bank’s ability to maximize sustainable shareholder value. Global Finance actively manages the reliable and timely reporting of financial information to management, the Board of Directors, shareholders, regulators, as well as other stakeholders. This reporting includes the Bank’s consolidated financial statements and related quarterly and annual results, as well as all financial reporting related regulatory filings. Global Finance executes the Bank’s financial, liquidity and capital management strategies with appropriate governance and control, while ensuring its processes are efficient and effective.

Audit Department: reports functionally to the Audit and Conduct Review Committee of the Board on the design and operating effectiveness of the Bank’s risk management processes. The mission of the Audit Department is to provide enterprise-wide independent, objective assurance of the Bank’s internal controls, risk management and governance processes and to provide consulting services to improve the Bank’s operations.

Business Lines: as the first line of defence, own the risks generated by their activities, are accountable for effective management of the risks within their business lines and functions through identifying, assessing, mitigating, monitoring and reporting the risks. Business lines and corporate functions actively design and implement effective internal controls as well as governance activities to manage risk and maintain activities within risk appetite and policies. Further, business lines have processes to be able to effectively identify, assess, monitor and report against allocated risk appetite limits and are in compliance with relevant policies, standards and guidelines. While business lines may rely on Corporate and Support functions to execute certain activities (i.e., technology, procurement, etc.), business lines ultimately maintain accountability for the risks generated by their activities and timely remediation of gaps.

Corporate & Support Functions: refers to the departments that execute activities supporting the overall operations of the organization and/or provide assistance and services to the core business operations. These functions typically include human resources, technology, operations, etc. that play a crucial role in ensuring the smooth functioning of the Bank.

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Management’s Discussion and Analysis | Risk Management

Risk Appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Enterprise Risk Appetite Framework (“Enterprise RAF”) governs the risk activities undertaken by the Bank on an enterprise-wide basis. It articulates the amount and type of risk the Bank is willing to take to achieve its strategic and financial objectives. A clearly articulated and effectively embedded risk appetite supports a strong risk culture and helps to ensure that the Bank stays within the established risk boundaries, while finding an optimal balance between risk and return.

The Enterprise RAF is incorporated into the Bank’s, strategic, capital, and financial planning processes, and compensation programs. Roles and responsibilities for development and implementation of the Enterprise RAF are well defined and are embedded in executive management mandates.

The Enterprise RAF is reviewed annually by senior management who recommend it to the Board for approval.

The Bank’s four Business lines each have a standalone Risk Appetite Framework which is aligned with the Bank’s Enterprise RAF. The Business Line RAFs are tailored to the operations of the respective business line and include business line specific risk appetite measures.

Risk Appetite Statement

The Bank’s Enterprise RAF includes qualitative statements as well as quantitative measures and considers all of the Bank’s Principal Risks. Risk appetite metrics help to articulate the Bank’s risk appetite in quantitative terms and are critical to ensuring the Bank stays within its established risk appetite on an on-going basis. Risk appetite metrics are supported by management level limit structures and controls, as applicable.

The Bank’s Risk Appetite Statement can be summarized as follows:

•

The Bank has no appetite for breaches of our Scotiabank Code of Conduct, and consequences applied are commensurate with the severity of the breach. Bank officers and employees are expected to conduct business and interact with others in a legal, compliant, and ethical manner while upholding the Bank’s values.

•	The Bank favours businesses that generate sustainable, consistent, and predictable earnings over the business cycle.
•	The Bank limits its risk-taking activities to those that are well understood and can be managed in line with its risk appetite, risk culture, values, and strategic objectives.
•	The Bank strives to maintain a robust and resilient control environment to protect its stakeholders and be prepared operationally and financially to respond to adverse events.
•	The Bank has no appetite for reputational, legal, or regulatory risk that would undermine the trust of our stakeholders.
•

The Bank has no appetite for its products and services to be used to facilitate money laundering, terrorist financing, or sanctions evasion. The Bank takes appropriate action to prevent, detect, and report such activities to regulators in line with applicable laws and regulations.

•	The Bank aims to maintain a strong capital and liquidity position to maintain its reputation as a safe and secure bank.
•	The Bank will use a disciplined, enterprise-wide approach to capital allocation to drive sustainable, profitable growth and maximize shareholder returns.

Risk Appetite Metrics

Risk appetite metrics help to articulate the Bank’s risk appetite in quantitative terms and are critical to ensuring the Bank stays within its established risk appetite on an on-going basis. Risk appetite metrics are supported by management level limit structures and controls, as applicable.

Other components of Scotiabank’s risk appetite metrics:

•	Set risk capacity and appetite in relation to regulatory constraints

•	Use stress testing to provide forward-looking metrics, as applicable

•	Minimize earnings volatility

•	Limit exposure to operational events that can have an impact on earnings, including regulatory fines

•	Ensure reputational risk is top of mind and strategy is being executed within operating parameters

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Management’s Discussion and Analysis

Risk Management Tools

Effective risk management includes tools that are guided by the Bank’s Enterprise Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Scotiabank’s risk management framework is supported by a variety of risk management tools that are used individually and/or jointly to manage enterprise-wide risks. Risk management tools are regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank. Enterprise risk management processes should provide a view of the Bank’s risks in a comprehensive and integrated manner and need to consider the relationships and interconnectivity of risks across the Bank.

Frameworks, Policies and Limits

Frameworks and Policies

The Bank develops and maintains frameworks and policies to manage risks and establish clear expectations to control bank activities. Frameworks and policies are designed taking into consideration industry best practices, requirements and guidelines of the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, as well as the requirements and expectations of other regulators in the jurisdictions where the Bank conducts business. They are developed in consultation with various stakeholders across risk management, other control and corporate functions, business lines and the Audit Department. Frameworks and policies are guided by the Bank’s risk appetite, governance standards and set the limits and controls within which the Bank and its subsidiaries can operate. Risk frameworks and policies may be supported by standards, procedures, guidelines and manuals. The Bank also provides advice and counsel to its subsidiaries in respect of their local risk frameworks and policies to promote alignment within the Bank.

Limits

Limits govern and control risk-taking activities within the appetite and tolerances established by the Board and executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Risk Measurement

The Bank’s measurement of risk is a key component of its risk management framework. The measurement methodologies may apply to a group of risks or a single risk type and are supported by an assessment of qualitative risk factors to ensure the level of risks is within the Bank’s risk appetite. The Bank utilizes various risk techniques such as: models; stress testing; scenario and sensitivity analysis; and back testing using data with forward-looking projections based on plausible and worst case economic and financial market events; to support its risk measurement activities.

Models

The use of quantitative risk methodologies and models is subject to effective oversight and a strong governance framework which includes the application of sound and experienced judgment. The development, design, independent review and testing, and approval of models are subject to the Model Risk Management Policy.

The Bank employs models for a number of important risk measurement and management processes including: regulatory and internal capital, internal risk management, valuation/pricing and financial reporting, meeting initial margin requirements, business decision-making for risk management, and stress testing.

Forward-Looking Exercises

Stress Testing

Stress testing programs at both the enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on the Bank’s performance resulting from significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as financial crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to policy, and the oversight of the Stress & Scenarios Committee (SSC) or other management committees as appropriate. The SSC is also responsible for reviewing and approving stress testing, climate risk, and IFRS 9 related scenarios for implementation and use. Each stress testing program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital adequacy and/or allocation, funding requirements and strategy, risk appetite setting and limit determinations. The stress testing programs are designed to capture a number of stress scenarios with differing severities and time horizons.

Other stress tests are conducted, as required, at the enterprise-wide level and within specific functional areas to test the decision-making processes of the senior management team and key personnel, by simulating a potential stress scenario. Simulated stress scenarios may include several complexities and disruptions through which senior management are engaged to make certain key decisions. Generally, the objectives of the simulations can include testing (1) the executability of activation protocols, (2) operational readiness, (3) the flexibility of the executive decision-making process, and (4) the process by which actions to be taken are prioritized. The exercises may also be designed to test the applicability and relevance of available data and the timeliness of reporting for decision making under stressed/crisis conditions.

Monitoring and Reporting

The Bank monitors its risk exposures to ensure business activities are operating within approved risk appetite limits, thresholds or guidelines. Metric owners are responsible for regular monitoring, reporting and escalating breaches of early warning thresholds and risk appetite limits or any other deteriorating trends in risk profile to senior management and/or the Board, as appropriate.

Regular risk reporting to senior management and the Board of Directors provides aggregate measures of risk for all products and business lines, across the Bank’s global footprint, and are used to ensure compliance with risk appetite, policies, limits, and guidelines. They also provide a clear statement on the types, amounts, and sensitivities of the various risks in the portfolio. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios. A comprehensive summary of the Bank’s risk profile and performance of the portfolios is presented to the Board of Directors on a quarterly basis.

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Management’s Discussion and Analysis | Risk Management

Risk Identification and Assessment

Effective risk management requires a comprehensive process to identify risks and assess their materiality. The Bank defines Risk as the potential impact of deviations from expected outcomes on the Bank’s earnings, capital, liquidity, reputation and resilience caused by internal and external vulnerabilities.

To support proper risk identification and assessment the risk areas in the Bank have developed specific risk taxonomies to assist in the management and governance of the various risks impacting the Bank. The risk identification and assessment processes are to comply with the naming conventions set out by the Enterprise Risk Taxonomy for effective data governance and lineage.

Risk identification and assessment are performed on an ongoing basis through the following:

•	Transactions – risks, including credit and market exposures, are assessed by the business lines as risk owners with GRM providing review and effective challenge, as applicable
•	Monitoring – risks are identified by constantly monitoring and reporting current trends and analysis, top and emerging risks and internal and external significant adverse events impacting the Bank
•	New Products and Services – new or significant change to products, services and/or supporting technology are assessed for potential risks through the New Initiatives Risk Assessment Program
•

Strategic Investments – investment transactions are thoroughly reviewed for risks and are approved by the Operating Committee with advice and counsel from the Strategic Transactions and Investment Committee who provides direction and guidance on effective allocation and prioritization of resources

•	Self Assessments – operational risks through people, processes and systems are periodically self-assessed by the risk owners with the responsible second line of defense providing effective challenge

On an annual basis, the Bank undergoes a Bank-wide risk assessment that identifies the material risks faced by the Bank for the Internal Capital Adequacy Assessment Process (ICAAP) and the determination of internal capital. This process evaluates the risks and determines the pervasiveness of the risk across multiple business lines, the significance of the risk to a specific business line, the likelihood and potential impact of the risk and whether the risk may cause unexpected losses in income and therefore would be mitigated by internal capital. The process also reviews other evolving and emerging risks and includes qualitative considerations such as strategic, economic and ESG risk factors. The identified risks are ascribed a rating of how probable and impactful they may be and are used as an important input in the ICAAP process and the determination of internal capital.

As part of this annual risk assessment process, the Bank’s Principal Risks for the year are identified through consultation with various risk owners and/or stakeholders and approved by the Operational Risk Committee and the Risk Management Committee.

Principal Risk Types

The Bank’s Principal Risk types are reviewed annually as part of the Assessment of Risks process to determine that they adequately reflect the Bank’s risk profile. Principal Risks are defined as:

Those risks which management considers of primary importance: i) having a significant impact or influence on the Bank’s primary business and revenue generating activities (Financial Risks) or ii) inherent in the Bank’s business and can have significant negative strategic, business, financial and/or reputational consequences (Non-Financial Risks).

Principal Risks are assessed on an annual basis considering, amongst other things, the following factors:

•	Potential impact (direct or indirect) on the Bank’s financial results, operations, management and strategy
•	Effect on the Bank’s long-term prospects and ongoing viability
•	Regulatory focus and/or social concern
•	Short to mid-term macroeconomic and market environment
•	Financial and human resources required to manage and monitor the risk
•	Establishment of key risk indicators, performance indicators or management limits to monitor and control the risk
•	Peer identification and global best practices
•	Regular monitoring and reporting to the Board on the risk is warranted

Once a Principal Risk has been identified, governance structures and mechanisms must be in place for that risk:

•	Committee governance structures have been established to manage the risk
•	Dedicated second line resources are in place providing effective challenge
•	Frameworks and supporting policies, procedures and guidelines have been developed and implemented to manage the risk as appropriate
•	Risk appetite limits have been established supported by management limits, early warning thresholds and key risk indicators as appropriate for the risk
•	Adequate and effective monitoring and reporting has been established to the Board, executive and senior management, including from subsidiaries
•	Board and executive management have clear roles and responsibilities in relation to risk identification, assessment, measurement, monitoring and reporting to support effective governance and oversight

Principal Risks are categorized into two main groups:

Financial Risks:

Credit, Liquidity, Market

These are risks that are directly associated with the Bank’s primary business and revenue generating activities. The Bank understands these risks well and takes them on to generate sustainable, consistent and predictable earnings. Financial risks are generally quantifiable and are relatively predictable. The Bank has a higher risk appetite for financial risks which are a fundamental part of doing business; but only when they are well understood, within established limits, and meet the desired strategic priorities and risk return profile.

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Management’s Discussion and Analysis

Non-Financial Risks:

Operational, Data, Compliance, Model, Money Laundering / Terrorist Financing and Sanctions, Environmental, Social & Governance (ESG), Cyber Security & Information Technology (IT), Strategic, Reputational

These are risks that are inherent in the Bank’s business and can have significant negative strategic, business, financial and/or reputational consequences if not managed properly. In comparison to financial risks, non-financial risks are less predictable and more difficult to define and measure. The Bank has low risk appetite for non-financial risks and mitigates these accordingly.

Significant Adverse Events

The Bank defines a Significant Adverse Event (SAE) as an internally or externally occurring event that has resulted, or may result in, a significant impact on the Bank’s financial performance, strategy, reputation, risk appetite, regulatory compliance, or operations. Significant is defined as the relative importance of a matter within the context in which it is being considered, including quantitative and qualitative factors, such as magnitude, nature, effect, relevance, and impact.

Risk Culture

Effective risk management requires a strong, robust, and pervasive risk culture where every Bank employee understands and recognizes their role as a risk manager and is responsible for identifying and managing risks.

The Bank’s risk culture is influenced by numerous factors, including the interdependent relationship amongst the Bank’s overarching Culture, risk governance structure, risk appetite, strategy, and risk management tools.

The Bank’s Risk Culture program is based on four indicators of a strong risk culture: tone from the top, accountability, risk management and people management. A strong Risk Culture is fostered by an environment that encourages open communication, where employees feel secure to voice concerns, and we build trust by actively listening and seeking to understand diverse perspectives. It promotes behaviours that align to the Bank’s Culture, values and desired behaviours and enables employees to identify risk taking activities that are beyond the established risk appetite.

How are Culture, Risk Culture & Conduct Risk Connected?

Other elements that influence and support the Bank’s risk culture:

•

Scotiabank Code of Conduct (our “Code”): describes standards of conduct required of Employees, Contingent Workers, Directors and officers of the Bank. All Scotiabankers are required to receive, read and comply with our Code, and any other applicable Scotiabank policies and affirm their compliance within the required timeline on an annual basis

•

Values: Client-centric – Deliver a differentiated experience that creates value for our clients; Integrity – Make the right decisions for our clients, each other, and our Bank; Inclusion – Value and leverage differences and diverse perspectives; Accountability – Take initiative to sustainably and profitably grow our Bank

•	Communication: the Bank actively communicates risk appetite, and how it relates to Scotiabankers, to promote a sound risk culture

•

Compensation: programs are structured to comply with compensation-related principles and regulations and discourage behaviours that are not aligned with the Bank’s values and our Code and ensure that such behaviours are not rewarded

•	Training: risk culture is continually reinforced by providing effective and informative mandatory and non-mandatory training modules for all employees on a variety of risk management topics

•

Decision-making on risk issues is highly centralized: the flow of information and transactions to senior and executive committees keeps management well informed of the risks the Bank faces and ensures that transactions and risks are aligned with the Bank’s risk appetite

•

Employee goals: all employees are assigned an Accountability goal addressing how they execute on their performance goals and operate in alignment with Scotiabank’s defined Culture, Values, Behaviours, and in compliance with all policies and procedures

•	Executive mandates: all Executives across the Bank have risk management responsibilities within their mandates

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Management’s Discussion and Analysis | Risk Management

T43 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Attributed Capital is a combination of regulatory: (i) Risk-based capital and (ii) Leverage capital. Attributed Capital is reported on a quarterly average basis.
(3)	Includes Attributed Capital for significant investments, goodwill, intangibles and leverage capital.
(4)	Risk-weighted assets (RWA) are as at October 31, 2024 as measured for regulatory purposes in accordance with Revised Basel III.

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Management’s Discussion and Analysis

Top and emerging risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks to undertake appropriate risk mitigation strategies.

Risks are identified using a risk identification system whereby information is gathered and consolidated from a variety of internal and external sources including industry research and peer analysis, Senior Management expertise, and risk reporting from our international operations. The results of this research, in conjunction with internal impact assessments across the Bank’s principal risks and other stakeholders, help identify top and emerging risks, which, along with mitigation activities, are summarized and reported to Executives and the Board of Directors on a quarterly basis.

The external risk environment is characterized by an unprecedented rate of change and interconnectivity on a global scale. Emerging risks are becoming less predictable and require a more agile approach to respond quickly to mitigate their impacts. While emerging risks continue to be concentrated in non-financial risks, they have the potential to interact and amplify other risks, including financial ones, in ways that can be difficult to predict.

The Bank’s top and emerging risks are as follows:

Evolving Cyber Security Threats

As technology advances, cyber threats continue to evolve in sophistication and scope posing as a top risk to the Bank and/or its third-party service providers. This continues to be a top concern. These threats manifest as attacks on critical functions or infrastructure, including but not limited to, customer facing systems and may result in financial loss, data theft, regulatory consequences, reputational damage or operational disruption to the Bank. The inherent risk of cyber security threats continues to increase as attack surfaces grow with the adoption of new technologies and cloud services. Geopolitical conflicts have increased the severity and frequency of cyber threats and state-sanctioned cyber attacks on critical infrastructure, public facing services and emerging technologies. Advancements in Generative AI and Large Language Models (LLM) create additional attack vectors that enable new forms of fraud or are used to exfiltrate sensitive data and personal identifiable information.

The Bank’s overall cyber security and IT program continues to adapt to the evolving and complex cyber threat landscape, and investments in cyber defences, including proactive and adaptive security measures, and IT infrastructure to strengthen its operational resilience. As threat actors look to exploit the weakest link in a system, frequent monitoring of critical suppliers and effective contingency planning helps mitigate the vulnerability to cyber attacks on third parties and safeguards critical assets to ensure business continuity. The Bank also maintains cyber insurance coverage to help mitigate potential losses linked to cyber incidents. The insurance coverage limit is regularly reviewed and evaluated to ensure it meets our needs.

Economic Uncertainty

After a period of elevated interest rates, most central banks have started easing their policy rates, which should support economic activity. However, the lag effects of higher interest rates may increase portfolio impacts, including provisions and delinquencies as clients continue to face higher refinancing costs. Liquidity and market risk uncertainty may result in stricter credit conditions, which can impact business growth, delinquencies, and collateral valuations.

The Bank’s strategic shift places focus on allocating capital to more mature, priority markets with an emphasis on lower cost deposits and client primacy that helps reduce credit risk. Frequent monitoring of liquidity, deposit levels, and credit quality will keep the Bank adept in responding to a changing environment and protect against potential impacts of macroeconomic uncertainty. Portfolios are monitored for delinquency trends, and collections measures are being deployed to mitigate potential impacts to the Bank’s most vulnerable borrowers.

Impacts from Climate Change Adaptation and Mitigation

Rising costs of climate change and new climate guidelines increase regulatory oversight and stakeholder expectations to demonstrate strong governance in managing climate risks. The increased intensity and frequency of severe weather events highlights the potential impacts of diverse physical risks due to climate change, which include damage to properties and disruptions to operations that can negatively impact profitability. Political uncertainty and changing government priorities could result in step-backs from environmental commitments and slow net-zero investments and client support to mitigate climate risks. Under current laws and evolving climate regulations, which include management of nature-related risks and their impacts, making exaggerated or misleading sustainability claims or “greenwashing”, either intentionally or due to data collection and reporting challenges, can create legal and reputational risks. For further details please refer to the ESG Risk section on page 108.

The Bank has several mechanisms to identify, mitigate, and assess potential Bank losses from physical risks. Disaster recovery planning is focused on ensuring uninterrupted operations for localized disasters and weather-related events. The Bank has a public ESG policy that restricts lending to the Oil & Gas industry within the Arctic and for thermal coal mining or coal power generation. In fiscal 2024 the Bank also introduced additional exclusionary policies related to lending in UNESCO World Heritage sites and RAMSAR wetlands. The bank continues to support clients as they transition to net-zero, and has set emissions reduction targets by 2030 in Oil and Gas, Power and Utilities, and Automotive Manufacturing sectors as outlined in the Bank’s 2024 Climate Report.

Economic Impacts of Geopolitical Tensions

The potential for political miscalculations and conflict escalations remains a key concern. Geopolitical uncertainty and a fracturing global economy, including a new U.S. administration, growing U.S.-China tensions, the continuing war in Ukraine, and ongoing conflicts in the Middle East, could add complexity to the geopolitical environment and pose fresh threats to the global economy by disrupting supply chains and increasing commodity prices. Trade disputes challenge the globalized economy, prompting some governments to promote manufacturing diversification among ‘allies’ for resource, technology, and product security. Though such measures seek to mitigate the economic impacts of geopolitical risk, such policies may raise costs and inefficiencies in capital deployment and allocation.

The Bank seeks to grow and do business in countries that have a track record of economic growth and institutional stability. The Bank monitors geopolitical developments through various pillars and threat intelligence coordination, and monitors regions with geopolitical conflicts to ensure sanctions related controls continue to be fully compliant with evolving laws. The Bank’s stress testing programs help evaluate the potential impacts of severe economic scenarios, and the Bank can draw from its extensive experience operating in emerging markets across the globe to manage volatility, and right scaling exposure when necessary. The Bank’s strong and varied client base, robust liquidity levels and diversified funding programs help manage disruptions or market dislocations.

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Management’s Discussion and Analysis | Risk Management

Increased Regulatory Obligations and Government Policy Uncertainty

As a global financial institution, the Bank operates under various legal and regulatory frameworks that affect its businesses. The increasing volume, complexity, and pace of regulatory obligations, combined with changing government policies across the Bank’s footprint is competing for limited resources and is a challenge when balancing compliance with innovation amidst growing competition in the non-regulated financial industry. The Bank strives to monitor and evaluate the emerging regulatory developments and to implement the necessary changes to ensure compliance. However, any inadvertent non-compliance may expose the Bank to fines, penalties, litigation, regulatory sanctions, enforcement actions and restrictions or prohibitions on its business activities. These consequences may adversely affect the Bank’s financial performance, its business strategy execution and its reputation.

The Bank continues to monitor changes in regulatory guidance from regulators and to assess the impact of new regulations and increasing scrutiny across its operating footprint. It continues to coordinate examinations as part of its compliance program and work with peers to promote consistent guidance and requirements across jurisdictions.

To meet increasing regulatory obligations the Bank is investing in infrastructure to addresses immediate challenges while building resilience for the years ahead, supported by a robust funding model and risk culture with the appropriate regulatory talent. For additional information on some of the key regulatory developments that potentially impact the Bank’s operations, see “Regulatory Developments” on page 116.

Resilience to Third Party Risks

The Bank continues to rely on third parties for the delivery of some critical services. The growing concentration of dominant third and nth parties for the delivery of these critical services, combined with attempts to keep up with technological advancements in a volatile macroeconomic and geopolitical environment, requires oversight and monitoring of complex third- and nth-party arrangements, and increases regulatory, operational, data and cyber risk for service providers. Using third-party service providers increases the risk of attacks, breaches, or disruptions due to the Bank’s reduced oversight and control over their technology and security. This can interrupt critical functions or infrastructure, including but not limited to, customer facing systems and may result in financial loss, data theft, regulatory consequences, reputational damage or operational disruption to the Bank. Resiliency and preparedness for third party disruptions, including contingency planning and identification of alternative vendors, is an area of increasing focus as individual banks are expected to coordinate and manage the systemic risks associated with critical third parties notwithstanding disparate regulations.

The Bank aims to be “Resilient by Design” and has established an operational resilience program to support engagements with third party service providers, including defining critical suppliers, enhancing continuous monitoring and developing vendor disruption strategies. The Bank continues to invest in enhancing its governance of third parties, resourcing capabilities, and technology to ensure it manages third party risk prudently.

Increased Fraud Threats

Fraud risk arises from numerous sources, both internal and external, including service providers to the Bank and its customers. The Bank, and industry as a whole, continues to be exposed to the threat of increasing fraud given the uncertain economic climate, rapid digitization, and the adoption of new technologies. Despite the Bank’s investments in fraud prevention and detection programs, capabilities, measures and defences, it may not successfully mitigate against all fraudulent activity which could result in financial loss, reputational damage or operational disruptions in the Bank’s businesses.

The Bank is continuously enhancing its fraud oversight functions and governance structures to ensure a coordinated response to fraud attacks and to support future business growth in line with its strategy.

Reliance on Data and Models in Decision Making

The increasing role of models and data in decision making processes and operations, potential for bias, and increasing sensitivities and concerns on appropriate use of data in the decision-making process, can all result in reputational risk. Models leveraging data with poor quality can increase the likelihood of incorrect conclusions and inaccurate insights hindering the Bank’s assessment and disclosure of key data needed to meet regulatory disclosure requirements, which could raise the Bank’s compliance and operational costs. Adoption of new technology (e.g., Generative AI/Large Language Models) in financial services can create new risks, such as potential copyrights and intellectual property infringement, spread of misinformation, and inaccuracy of model output stability in model performance impacting reliability for decision making. New regulatory guidelines have expanded model definitions increasing model volumes and data governance requirements which could result in higher costs and new resource requirements.

The Bank has policies that outline guiding principles on how to manage the risks of using models and data, in alignment to the latest regulations on data and AI, while incorporating data ethics into its code of conduct and training. The Bank continues to modernize its model development and validation platforms following a risk-based approach, which includes cloud adoption, investing in better modeling tools and increasing automation to shorten model lifecycles and manage increasing regulatory oversight of models.

Failure to Adapt to Technological Change and Competitive Risks

Risks and impacts emanating from digital innovations such as cloud computing, Generative AI, machine learning and process automation, require continued investments by the Bank to adapt to these new technologies in order to respond to changing customer needs, regulatory expectations, and cyber threats, while staying competitive with peers and new entrants. Rapid digitalization has created greater dependency on technology to carry out critical business processes and as digital service usage continues to increase, stakeholder tolerance for downtime has reduced.

Technology is a focus for the Bank and is a key enabler for the Bank’s clients to do business easily, for automating processes, and for driving innovation, including better risk analytics. Managing legacy IT platforms and complex change management processes is an increasing risk focus as adoption of new technologies requires increasing speed to keep pace with a rapidly changing digital landscape. The Bank is strategically increasing its technology investments to address legacy platforms, which should reduce system vulnerabilities and increase flexibility to adopt new technologies cost-effectively. Focus remains on ensuring sufficient resourcing for software updates and to accelerating the remediation of expired software, while cloud investments should support software modernization and application rationalization. The Bank is addressing the risks of adopting Generative AI, including malicious use, data vulnerabilities, and regulatory scrutiny, by establishing AI Risk Guidelines and leveraging existing data and model governance frameworks for ethical and sound adoption across business lines.

Failure to Adapt to Execute on Strategic Objectives

Execution of strategic objectives is contingent upon navigating an external environment driven by changing government priorities, increasing geopolitical tensions and the accelerating pace of regulatory scrutiny and obligations that could require strategic adjustments.

The Bank has aligned its operations to core strategic objectives while remaining agile to adapt to the evolving external environment to help ensure strategic goals are met, while continuing to communicate transparently with investors and other stakeholders.

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Management’s Discussion and Analysis

Principal Risks – Financial

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Credit risk summary

•

The Bank’s overall loan book as of October 31, 2024 decreased to $768 billion versus $776 billion as of October 31, 2023, with changes reflected in Personal, and Business and Government lending. Residential mortgages were $351 billion as of October 31, 2024, with 85% in Canada. The corporate loan book, which accounts for 38% of the total loan book is composed of 51% of loans with an investment grade rating as of October 31, 2024, compared to 55% of the total loan book in October 31, 2023.

•

Loans and acceptances (Personal, and Business and Government lending) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 68%, United States 8%, Chile 6%, Mexico 6% and Other 12%). Financial Services constitutes 4% of overall gross exposures (before consideration of collateral) and was $31 billion. These exposures are predominately to highly rated counterparties and are generally collateralized.

The effective management of credit risk requires the establishment of an appropriate risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite limits annually and Credit Risk Policy limits and thresholds biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	credit risk management policies;

–	delegation of authority;

–	the credit risk management program;

–	credit risk management for trading and investment activities; and

–	Single Name and Aggregate limits, beyond which credit applications must be escalated to the Board for approval.

GRM develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the methodology and calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by various business lines and/or by major industry type. Aggregate credit risk limits for each of these segments are also reviewed and approved biennially by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration to any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and GRM regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Management Committee and, when significant, to the Board.

Risk measures

The Bank’s credit risk rating systems support the determination of key credit risk parameter estimates (Probability of Default (PD), Loss-Given-Default (LGD) and Exposure at Default (EAD)) that are applicable to both Retail and Business Banking portfolios and are designed to measure customer credit and transaction risk. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a comprehensive validation, governance and oversight framework. The objectives of this framework are to ensure that:

•

Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed, and that the results of each process are adequately documented; and

•	The validation process represents an effective challenge to the design and development process including an assessment of risk measures.

The Bank’s credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within GRM are responsible for design, and development of credit risk rating methodologies and parameters. Separate units within GRM are responsible for validation and review. The operation of these separate units is functionally independent from the business units responsible for originating exposures. Within GRM, these units are also independent from the units involved in risk rating approval and credit adjudication.

Business Banking credit risk ratings and associated risk parameters affect lending decisions, and loan pricing. Both Business Banking and Retail Banking’s credit risk rating systems affect the computation of the allowance for credit losses, and regulatory capital.

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Management’s Discussion and Analysis | Risk Management

Corporate and commercial

Corporate and commercial credit exposure arises in the Bank’s business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) ratings – a 17 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s IG ratings and external agency ratings is shown in table T34.

IG ratings are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where a credit exceeds the authority delegated to a credit unit, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within GRM analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;
•	The borrower’s current and projected financial results and credit statistics;
•	The industry in which the borrower operates;
•	Environmental and Climate Change risks (including regulatory or reputational impacts);
•	Economic trends; and
•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and GRM for any signs of deterioration. In addition, the business line units and GRM conduct a review and risk analysis of each borrower annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts management group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification, including certification by banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes for traditional non-retail products. GRM performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during loan modifications, loan workouts and troubled debt restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the banking execution unit, or GRM, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, or other underwriting assumptions is realized or expected.

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Management’s Discussion and Analysis

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach

ii.	replacement cost approach

iii.	income approach

The appraiser must disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report must contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as OTC derivatives (including foreign exchange and commodity based transactions), and Securities Financing Transactions (including repurchase/reverse repurchase agreements, and securities lending/borrowing). Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong-way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs and regulation in some jurisdictions can require both parties to post initial margin (regulatory and non-regulatory). CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 89% of the credit risk. Approximately 41% of the Bank’s derivative counterparty exposures are to bank counterparties, as defined under Basel III revision. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2024. No individual exposure to an investment grade bilateral counterparty exceeded $1,855 million and no individual exposure to a corporate counterparty exceeded $579 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions and limit assignments for consumer loans are processed by proprietary adjudication software and are based on strategies that utilize a robust combination of key financial and customer risk indicators and segmentation in addition to credit bureau information and internal risk ratings generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans in line with our risk appetite. The Bank’s rigorous credit underwriting and retail risk strategies and modeling methodologies are more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, a more consistent experience to the customer, and should result in lower loan losses over time.

All credit scoring and policy changes are initiated by units within GRM that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed at least monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

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Management’s Discussion and Analysis | Risk Management

The risk rating system under the AIRB approach is subject to regular review and ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence in design and performance review.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisals (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within material portfolios, residential property values are re-confirmed using third party AVMs.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Credit Quality

IFRS 9 Financial Instruments, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. In the current year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.

Over the last year, the Canadian and U.S. economies continued to exhibit resilience in the face of restrictive monetary policy, supported by still strong labour markets and consumption, particularly in the U.S., with both economies on track to record stronger economic growth in 2024 than forecast last year. Notwithstanding the upward revision to growth, in Canada, more clear signs of slowing emerged over the past few months, with excess supply opening up room for the Bank of Canada to begin monetary policy easing earlier this year as inflation continued to decline. In the U.S., a more robust labour market and fiscal stimulus led to more substantial revisions to growth and slower progress on inflation, with the U.S. central bank cutting a quarter later than previously expected. It appears a soft-landing has been achieved, with a reacceleration of growth in 2025 expected in Canada from the orderly slowdown of 2024. In the U.S., a mild deceleration relative to 2024 is expected, yet it is still stronger than the forecast in 2023.

The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock on the world economy with globally tighter private financial conditions, weaker growth and inflation, and lower monetary policy rates than in the baseline scenario. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.

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Management’s Discussion and Analysis

The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 186 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

•

Gross Domestic Product (GDP): The base case scenario assumes a pickup in economic activity in Canada into 2025, compared with a slowdown in the U.S. after its remarkable performance in 2024. In Canada, we expect the economy will grow by about 1.1% in 2024 before reaccelerating to 1.9% in 2025. In the U.S., we expect an economic expansion of about 2.5% in 2024 before slowing to 1.6% in 2025. Relative to last year, the profile for Canada’s GDP is lower starting in the second half of 2025, consistent with the disappointing productivity performance, leading to a lower level for potential and projected GDP. Conversely, a significantly better-than-expected productivity performance is resulting in an upward revision to our U.S. GDP over the forecast period.

•

Unemployment Rate: The base case scenario assumes a modest increase in the unemployment rate in Canada into 2025. Unemployment rate projections for Canada are higher than they were last year, particularly in 2025. On the other hand the U.S. unemployment rate is no longer expected to increase into 2025 and beyond, owing to much more resilient labour markets than previously assessed.

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Management’s Discussion and Analysis | Risk Management

T44 Allowance for credit losses by business line

As at October 31 ($ millions)	2024	2023
Canadian Banking
Retail	$1,977	$1,865
Commercial	614	507
	$2,591	$2,372
International Banking
Retail
Caribbean and Central America	$424	$481
Mexico	598	622
Peru	607	667
Chile	617	635
Colombia	354	350
Other	92	99
Commercial	1,006	941
	$3,698	$3,795
Global Wealth Management	$47	$27
Global Banking and Markets	$198	$176
Other	$2	$2

Allowance for credit losses on loans	$6,536	$6,372
Allowance for credit losses on:
Acceptances	$1	$90
Off-balance sheet exposures	186	149
Debt securities and deposits with financial institutions	13	18
Total Allowance for credit losses	$6,736	$6,629

Allowance for credit losses

The total allowance for credit losses as at October 31, 2024 was $6,736 million compared to $6,629 million in the prior year. The allowance for credit losses ratio was 88 basis points, an increase of three basis points. The allowance for credit losses for loans was $6,536 million, an increase of $164 million from October 31, 2023. The increase was driven by higher allowance for credit losses on impaired loans, due primarily to retail formations in International Banking and higher impaired provisions in Canadian Banking. This was partly offset by the impact of foreign currency translation.

The allowance for credit losses on performing loans was lower at $4,482 million compared to $4,491 million as at October 31, 2023. The allowance for performing loans ratio was 61 basis points. The decrease was due primarily to retail credit migration to impaired in International Banking, mainly in Mexico and Peru, and the impact of foreign currency translation. This was partly offset by provisions for credit migration in retail portfolios in Canadian Banking and retail portfolio growth, as well as higher commercial and corporate provisions due to credit migration and the macroeconomic outlook that continues to be unfavorable, yet improved from the prior year. The impact of foreign currency translation decreased the allowance by $96 million.

The allowance on impaired loans increased by $173 million to $2,054 million from $1,881 million last year. The allowance for impaired loans ratio was 27 basis points, an increase of three basis points. The increase was due primarily to higher retail formations in International Banking and higher provisions in Canadian Banking, partly offset by the $59 million impact of foreign currency translation.

The allowance for credit losses on impaired loans in Canadian Banking increased by $60 million to $551 million, due primarily to higher commercial and retail formations. In International Banking, the allowance for credit losses on impaired loans increased by $95 million to $1,459 million, due primarily to higher retail provisions across most markets, partly offset by the impact of foreign currency translation. In Global Banking and Markets, the allowance for credit loss on impaired loans was $23 million, an increase of $7 million from last year. In Global Wealth Management, the allowance for credit loss on impaired loans increased by $11 million to $21 million due to higher formations.

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Management’s Discussion and Analysis

T45 Impaired loans by business line

	2024			2023

As at October 31 ($ millions)	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking
Retail	$1,212	$365	$847	$965	$353	$612
Commercial	840	186	654	475	138	337
	$2,052	$551	$1,501	$1,440	$491	$949
International Banking
Caribbean and Central America	$665	$158	$507	$662	$160	$502
Latin America
Mexico	1,343	424	919	1,183	372	811
Peru	715	385	330	691	372	319
Chile	1,249	281	968	1,098	264	834
Colombia	322	109	213	356	97	259
Other Latin America	166	102	64	167	99	68
Total Latin America	3,795	1,301	2,494	3,495	1,204	2,291
	$4,460	$1,459	$3,001	$4,157	$1,364	$2,793
Global Wealth Management	$71	$21	$50	$32	$10	$22
Global Banking and Markets
Canada	$47	$1	$46	$96	$15	$81
U.S.	109	22	87	–	–	–
Asia and Europe	–	–	–	1	1	–
	$156	$23	$133	$97	$16	$81
Totals	$6,739	$2,054	$4,685	$5,726	$1,881	$3,845

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2024	2023
Net impaired loans as a % of loans and acceptances(1)	0.61%	0.50%
Allowance against impaired loans as a % of gross impaired loans(1)	30%	33%

(1)	Refer to Glossary on page 132 for the description of the measure.

Impaired loans

Gross impaired loans increased to $6,739 million as at October 31, 2024, from $5,726 million last year. The increase was due primarily to higher formations across portfolios, reflecting the impact of inflation and higher interest rates across all business lines, partly offset by the impact of foreign currency translation.

Impaired loans in Canadian Banking increased by $612 million, due primarily to higher formations in the commercial and retail portfolios. In International Banking, impaired loans increased by $303 million, due primarily to higher retail and commercial formations, partly offset by the impact of foreign currency translation. Impaired loans in Global Banking and Markets increased by $59 million, due primarily to higher formations, related mainly to one account. Impaired loans in Global Wealth Management increased by $39 million due to new formations. The gross impaired loan ratio was 88 basis points as at October 31, 2024, an increase of 14 basis points.

Net impaired loans, after deducting the allowance for credit losses, were $4,685 million as at October 31, 2024, an increase of $840 million from the prior year. Net impaired loans as a percentage of loans and acceptances were 0.61% as at October 31, 2024, an increase of 11 basis points from 0.50% last year.

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Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio increased by $247 million to $1,212 million, due primarily to higher formations in the mortgage portfolio. The allowance for credit losses on impaired loans in the retail portfolio was $365 million, up $12 million or 3% from last year.

In the commercial loan portfolio, gross impaired loans increased $365 million to $840 million due primarily to higher formations in the Transportation and Food and Beverage sectors. The allowance for credit losses on impaired loans was $186 million, up $48 million or 35% from last year.

International Banking

In the retail portfolio, gross impaired loans increased by $197 million to $2,252 million, due primarily to higher formations, mainly in Mexico, Peru and Chile, partly offset by the impact of foreign currency translation. The allowance for credit losses on impaired loans in the retail portfolio was $894 million, an increase of $92 million or 11% from last year, due primarily to higher formations, partly offset by the impact of foreign currency translation.

In the commercial portfolio, gross impaired loans were $2,208 million, an increase of $106 million from last year, due primarily to new formations in Chile and Mexico, partly offset by the impact of foreign currency translation. The allowance for credit losses on impaired loans was $565 million, an increase of $3 million or 1% from last year.

Global Wealth Management

Gross impaired loans in Global Wealth Management were $71 million, an increase of $39 million from last year, due primarily to higher formations in Canada. The allowance for credit losses on impaired loans was $21 million, an increase of $11 million from last year due primarily to higher formations.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets increased by $59 million to $156 million, due primarily to new formations related mainly to one account. The allowance for credit losses on impaired loans was $23 million, an increase of $7 million from last year.

Risk diversification

The Bank’s exposure to various countries and types of borrowers are well diversified (see T64 and T67). Chart C27 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 37% of the total. Latin America was 19% of the total exposure and the U.S. was 8%.

Chart C28 shows loans and acceptances by type of borrower (see T67). Corporate loans exposures were real estate and construction (9%), financial services (4% including banks and non-banks) and utilities (3%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2024, loan sales totaled $1.1 billion, compared to $192 million in 2023. As at October 31, 2024, no credit derivatives were used to mitigate loan exposures in the portfolios (October 31, 2023 – nil). The Bank actively monitors industry and country concentrations. As in the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

C27	Well diversified in Canada and internationally... loans and acceptances, October 2024

C28	... and in household and business lending loans and acceptances, October 2024

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Management’s Discussion and Analysis

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2024, these loans accounted for $475 billion or 62% of the Bank’s total loans and acceptances outstanding (October 31, 2023 – $466 billion or 60%). Of these, $374 billion or 79% are real estate secured loans (October 31, 2023 – $367 billion or 79%). The tables below provide more details by portfolios.

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T46 Insured and uninsured residential mortgages and HELOCs, by geographic areas(1)

	2024
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(2)		Uninsured		Total		Insured(2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(3)
Atlantic provinces	$4,663	1.6	$6,916	2.3	$11,579	3.9	$–	–	$1,073	4.6	$1,073	4.6
Quebec	7,246	2.4	12,368	4.2	19,614	6.6	–	–	1,203	5.2	1,203	5.2
Ontario	29,402	9.9	136,257	45.8	165,659	55.7	–	–	13,806	59.2	13,806	59.2
Manitoba & Saskatchewan	4,985	1.7	4,498	1.5	9,483	3.2	–	–	590	2.5	590	2.5
Alberta	15,150	5.1	16,418	5.5	31,568	10.6	–	–	2,203	9.5	2,203	9.5
British Columbia & Territories	10,250	3.4	49,524	16.6	59,774	20.0	–	–	4,422	19.0	4,422	19.0
Canada(4)(5)	$71,696	24.1%	$225,981	75.9%	$297,677	100%	$–	–%	$23,297	100%	$23,297	100%
International	–	–	53,264	100	53,264	100	–	–	–	–	–	–
Total	$71,696	20.4%	$279,245	79.6%	$350,941	100%	$–	–%	$23,297	100%	$23,297	100%
	2023
Canada(4)(5)	$75,538	26.0%	$214,715	74.0%	$290,253	100%	$–	–%	$22,472	100%	$22,472	100%
International	–	–	53,929	100	53,929	100	–	–	–	–	–	–
Total	$75,538	21.9%	$268,644	78.1%	$344,182	100%	$–	–%	$22,472	100%	$22,472	100%

(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,796 (October 31, 2023 – $3,710) of which $3,024 are insured (October 31, 2023 – $2,458).
(5)	Variable rate mortgages account for 30% (October 31, 2023 – 33%) of the Bank’s total Canadian residential mortgage portfolio.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

T47 Distribution of residential mortgages by remaining amortization periods, and by geographic areas(1)

	2024
	Residential mortgages by remaining amortization periods
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	36.1%	34.9%	27.7%	0.9%	0.4%	100%
International	64.5%	17.9%	16.6%	1.0%	–%	100%
	2023
Canada	34.2%	37.4%	27.7%	0.5%	0.2%	100%
International	64.5%	17.2%	17.2%	1.1%	–%	100%

(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).

Loan-to-value ratios

The Canadian residential mortgage portfolio is 76% uninsured (October 31, 2023 – 74%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 51% (October 31, 2023 – 49%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas.

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T48 Loan-to-value ratios(1)

	Uninsured LTV ratios
	For the year ended October 31, 2024
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:(3)
Atlantic provinces	60.4%	62.5%
Quebec	61.7	66.4
Ontario	61.4	61.7
Manitoba & Saskatchewan	65.4	62.6
Alberta	65.3	66.0
British Columbia & Territories	60.8	60.4
Canada(3)	61.7%	62.1%
International	71.1%	n/a

	For the year ended October 31, 2023
Canada(3)	60.2%	62.9%
International	71.7%	n/a

(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

Commercial real estate exposures

The Bank’s commercial real estate portfolio was $66.0 billion (October 31, 2023 – $67.4 billion), or 8.6% (October 31, 2023 – 8.7%) of the Bank’s total loans and acceptances outstanding as at October 31, 2024. This portfolio is comprised of 73% of loans to the residential and industrial sector (October 31, 2023 – 73%) both with relatively stable fundamentals. Total exposure to the Office subsector (entities engaged in the construction, development, or ownership of office properties as a business) represents approximately 9% of the commercial real estate portfolio, of which approximately 60% are investment grade facilities, in line with the prior year. U.S. office exposure represents approximately 0.4% (October 31, 2023 – 0.6%) of the portfolio.

Loans to Canadian condominium developers

The Bank had loans outstanding to Canadian condominium developers of $3,238 million as at October 31, 2024 (October 31, 2023 – $3,259 million), representing approximately 5% of the commercial real estate portfolio, of which approximately 72% are investment grade facilities, in line with the prior year. This is a portfolio with developers who have long-term relationships with the Bank.

Regional non-retail exposures

The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (60% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the year that materially impacted the Bank’s exposures.

The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.

The Bank’s exposure to sovereigns was $58.9 billion as at October 31, 2024 (October 31, 2023 – $66.2 billion), $15.5 billion to banks (October 31, 2023 – $16.7 billion) and $111.0 billion to corporates (October 31, 2023 – $129.2 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.3 billion as at October 31, 2024 (October 31, 2023 – $0.3 billion).

The Bank’s regional credit exposures are distributed as follows:

T49 Bank’s regional credit exposures distribution

As at October 31	2024							2023

($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded Total	Undrawn Commitments(4)	Total	Total
Latin America(5)	$80,353	$9,285	$25,400	$1,109	$116,147	$9,081	$125,228	$137,715
Caribbean and Central America	13,123	3,724	4,803	71	21,721	2,800	24,521	23,302
Europe, excluding U.K.	7,587	1,714	2,547	3,354	15,202	9,881	25,083	26,415
U.K.	7,629	420	718	2,291	11,058	7,134	18,192	25,545
Asia	9,490	822	9,910	488	20,710	8,748	29,458	38,371
Other(6)	269	3	79	208	559	219	778	598
Total	$118,451	$15,968	$43,457	$7,521	$185,397	$37,863	$223,260	$251,946

(1)

Individual allowances for credit losses are $570. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,446 as at October 31, 2024 (October 31, 2023 – $16,297).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $5,568 and collateral held against SFT was $129,192.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.

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Management’s Discussion and Analysis

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk includes trading risk, investment risk, structural interest rate risk and structural foreign exchange risk. Below is an index of market risk disclosures:

Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity analysis (including economic value of equity and net interest income), stress testing, and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions and derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of metal, energy and agriculture products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through derivative hedges.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading

Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market risk governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or the back offices. They provide senior management, business units, the ALCO, and the MRMPC with a series of reports on market risk exposures by business line and risk type.

Market risk is also managed through the use of a variety of hedging instruments, including derivatives and securities. These instruments are approved for trading by Global Risk Management and the effectiveness of hedging activity is captured through limits on net exposure to risk factors.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques applied to market risk exposure are Value at Risk (VaR), stress testing, and sensitivity analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk measurement summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses historical resampling.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations

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between asset classes. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.

Stress testing

A limitation of VaR is that it only reflects the recent history of market volatility. To complement this measure, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the Silicon Valley Bank Crisis Scenario, COVID-19 Scenario or the 2008 Financial Crisis Scenario. Stress testing is a dynamic tool which provides management with information on potential losses due to tail events.

The Bank subjects its trading portfolios to a series of daily stress tests. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risks. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing are conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate; and
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions.

The validation process is governed by the Bank’s Model Risk Management Policy.

Market risk from CVA

Credit Valuation Adjustment (CVA) is the adjustment to risk free mark-to-market value of transactions to account for the potential default of a counterparty. CVA risk is the risk of loss arising from changing CVA values in response to changes in counterparty credit spreads and market risk factors.

The CVA risk management framework is governed as part of the Bank’s risk management policies which are designed to ensure effective oversight and control of market risk and CVA risks. Regular risk reporting to senior management provides aggregate measures of risk for CVA and is used to ensure compliance with risk appetite, policies, limits, and guidelines. The framework includes independent control units responsible for maintaining the integrity and effectiveness of CVA risk management practices. These units operate separately from the lines of business to ensure unbiased oversight. Regular independent reviews are conducted to assess the effectiveness of the CVA risk management and hedging framework. The governance structure and Bank policies ensure that data acquisition for CVA calculation is independent of the lines of business.

Senior management is actively involved in the risk control process. They oversee the implementation of policies and procedures to identify, measure, monitor, and control CVA risks. Updates to the CVA risk management framework and policies are approved by senior management committees. Senior management receives regular reports on CVA risk exposures and the effectiveness of hedging strategies. This continuous monitoring helps in making informed decisions and maintaining a robust risk management framework.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets monthly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The net interest income (NII) sensitivity measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value of equity (EVE) sensitivity measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Limits for both measurements are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

The net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest expense paid on its liabilities. Net interest income and economic value of equity sensitivities measure the risk to the Bank’s earnings and capital arising from adverse movements in interest rates that affect the Bank’s banking book position. The Bank’s banking book position reflects the mismatch of the maturity and re-pricing characteristics between the assets and liabilities and optional elements embedded in the Bank’s structural balance sheet (e.g. mortgage prepayment). The mismatch and embedded optional elements are inherent in the non-trading operations of the Bank and exposes it to changes of interest rates. The Asset-Liability Committee provides strategic direction for the management of

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Management’s Discussion and Analysis

structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting net interest income within established risk tolerances.

Simulation modeling, sensitivity analysis and stress testing are used to assess exposures and for limit monitoring of the Bank’s interest rate risk in the banking book. The Bank’s interest rate risk exposure is estimated by simulating the banking book position under a range of rate shocks. The simulations incorporate maturities, renewal, and repricing characteristics of the banking book along with prepayment and redemption behaviour of loans and cashable investment products. Calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

Table T50 shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points parallel increase and decrease in interest rate across major currencies as defined by the Bank. The interest rate sensitivities tabulated are based on models that consider a number of inputs and are on a constant balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2024, an immediate and sustained 100 basis point increase in interest rates across all major currencies and maturities would decrease pre-tax net interest income by approximately $21 million over the next 12 months, assuming no further management actions. During fiscal 2024, this measure ranged between decrease of $21 million and decrease of $93 million.

This same increase in interest rates would result in an pre-tax decrease in the present value of the Bank’s net assets of approximately $1,338 million. During fiscal 2024, this measure ranged between $1,131 million and $1,587 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (net interest income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The net interest income and economic value results are compared to the authorized Board limits. Both interest rate sensitivities remained within the Bank’s approved consolidated limits in the reporting period.

T50 Structural interest sensitivity

	2024		2023

As at October 31 ($ millions)	Economic Value of Equity	Net Interest Income	Economic Value of Equity	Net Interest Income
Pre-tax impact of
100bp increase in rates
Non-trading risk	$(1,338)	$(21)	$(1,256)	$(99)
100bp decrease in rates
Non-trading risk	$780	$(31)	$824	$68

Internal risk transfer

As per OSFI Capital Adequacy Requirements (CAR), an internal risk transfer is defined as an internal record of a transfer of risk within the banking or trading book, or between the banking and trading book.

In certain cases, it is more efficient for the Bank to hedge a banking book’s interest rate risk exposure through an internal risk transfer to a trading desk which can externalize the risk to the market. This activity is governed by regulatory defined parameters to ensure the market risk is externalized.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a monthly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2024, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $45 million (October 31, 2023 – $63 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate

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Management’s Discussion and Analysis | Risk Management

bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

The designation of an instrument as a trading instrument is determined by the Bank’s Market Risk Management policies. OSFI’ Capital Adequacy Requirements (CAR) guideline prescribes a list of instrument types which are presumed to be part of a Bank’s trading portfolio. To assign these instruments to the banking book, certain criteria must be met including OSFI’s approval.

The Bank’s list of these instruments include equity positions which are outside of the trading business and primarily held for investment, membership in exchanges or to manage the stock-based compensation program. There are also fixed income positions which include positions held for liquidity or regulatory purposes, positions within Wealth Management and loans held as available for sale. As of October 31, 2024, the market value of the instruments mentioned above is $1,480 million in total.

There has been no case where instruments have been moved between the trading and banking book since the last reporting period.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. Aging reports are used to monitor the frequency of turnover of trading portfolio inventory.

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. As a result of the implementation of the Fundamental Review of the Trading Book (FRTB) in Q1 2024, VaR, Stressed VaR (sVaR) and the Incremental Risk Charge (IRC) are no longer components of market risk capital. VaR remains a primary measure of market risk, with additional portfolios included in the calculation. Prior period has been revised to conform to the current calculation of VaR.

In fiscal 2024, the total VaR for trading activities averaged $14.9 million, compared to $16.4 million in 2023. The change was mainly driven by lower combined credit spread and interest rate risk as well as commodity exposure.

T51 Market risk measures

	2024				2023

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$12.5	$13.6	$34.3	$6.8	$13.7	$14.6	$23.9	$9.3
Credit Spread	7.3	8.4	13.6	5.9	8.1	7.9	16.3	3.8
Interest Rate	17.5	12.3	26.9	5.8	15.2	13.1	19.8	7.4
Equities	5.4	5.1	10.1	3.0	4.9	4.1	7.8	2.5
Foreign Exchange	2.9	3.2	9.4	1.1	3.0	3.3	8.8	0.9
Commodities	2.8	2.6	4.6	1.3	2.9	4.7	8.1	2.3
Debt Specific	3.6	3.4	4.8	2.3	3.7	3.6	4.8	2.4
Diversification Effect	(15.0)	(13.1)	n/a	n/a	(11.0)	(13.9)	n/a	n/a
All-Bank VaR	$12.1	$14.9	$24.2	$8.3	$17.3	$16.4	$24.0	$11.9

Description of trading revenue components and graphical comparison of VaR to daily P&L

Chart C29 compares the daily trading revenue distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $13.0 million per day, decreased from $13.4 million in 2023. Revenue was positive on 100% of trading days during the year, which was better than the level in 2023. The largest single-day trading revenue gain in 2024 was $59.9 million which occurred on April 30, 2024.

C29	Daily trading revenue vs. VaR $ millions, November 1, 2023 to October 31, 2024

70
60
50
40
30
20
10
0
-10
-20
-30
Trading revenue
Total VaR

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Management’s Discussion and Analysis

Credit valuation adjustment (CVA) risk

Credit Valuation Adjustment (CVA) is the difference between the risk free value of a portfolio and the true value of that portfolio, accounting for the possible default of a counterparty. The CVA adjustment aims to identify the impact of Counterparty Risk.

CVA risk management framework

The CVA risk management is part of the Bank’s market risk management framework. The framework includes a market risk limit structure to control the level of risk taken by the Bank. This involves setting limits on various risk factors, such as interest rates, foreign exchange rates, and counterparty credit spreads. The Bank uses various tools to measure CVA risk, including stress testing and sensitivity analysis. Regular management reports are produced to monitor market risk exposure. These reports provide insights into the Bank’s risk profile and help in making informed decisions.

Senior management role in the CVA risk management framework.

Senior management is actively involved in the risk control process. They oversee the implementation of policies and procedures to identify, measure, monitor, and control CVA risks. Updates to the CVA risk management framework are approved by senior management committees such as the Market Risk Management & Policy Committee (MRMPC) and the Senior Credit Committee (SCC). Material changes to policies and processes are reviewed and approved by senior executives. Senior management receives regular reports on CVA risk exposures and the effectiveness of hedging strategies. This continuous monitoring helps in making informed decisions and maintaining a robust risk management framework. Senior management ensures that adequate resources are allocated to CVA risk management. This includes staffing independent control units and providing the necessary tools and systems for effective risk management.

An overview of the governance of the CVA risk management framework

The CVA (Credit Valuation Adjustment) risk management framework is governed by the Bank’s risk management policies which are designed to ensure effective oversight and control of market risk, including CVA risks. Regular risk reporting to senior management provides aggregate measures of risk for CVA and is used to ensure compliance with risk appetite, policies, limits, and guidelines. The framework includes independent control units responsible for maintaining the integrity and effectiveness of CVA risk management practices. These units operate separately from the lines of business to ensure unbiased oversight. Regular independent reviews are conducted to assess the effectiveness of the CVA risk management framework. These reviews help identify any gaps or areas for improvement and ensure that the framework remains robust and effective. The governance structure and Bank policies ensure that data acquisition for CVA calculation is independent of the lines of business. This independence is crucial for maintaining the accuracy and reliability of the data used in risk assessments.

Processes implemented to identify, measure, monitor and control CVA risks, including policies for hedging CVA risk and the processes for monitoring the continuing effectiveness of hedges

The Bank uses a variety of metrics and models to measure and control CVA risk exposures. These measurements are selected based on an assessment of the nature of risks of CVA. The principal measurement techniques are stress testing and sensitivity analysis.

To ensure compliance with policies and limits, CVA risk exposures are independently monitored on a continuing basis by Global Risk Management. They provide senior management, business units and the MRMPC with a series of reports on CVA risk exposures.

CVA risk is managed using a variety of hedging instruments, including derivatives and securities. These instruments are approved for trading by Global Risk Management and the effectiveness of hedging activity is captured through limits on net exposure to risk factors.

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Management’s Discussion and Analysis | Risk Management

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are generally marked-to-market daily and included in trading risk measures and market risk capital. Derivatives captured under trading risk measures are related to market making and hedging of trading exposures. Commencing the first quarter of fiscal 2024, the Bank now calculates market risk capital based on the Standardized Approach under the new Fundamental Review of the Trading Book (FRTB) framework, including its Trading vs. Banking boundary requirements. Prior periods have not been restated. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

T52 Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure
As at October 31, 2024 ($ millions)(1)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$2,540	$2,540	$–	$–	n/a
Trading assets	129,727	129,032	695	–	Interest rate, FX
Derivative financial instruments	44,379	39,736	4,643	–	Interest rate, FX, equity
Investment securities	152,832	–	152,832	–	Interest rate, FX, equity
Loans	760,829	–	760,829	–	Interest rate, FX
Assets – other(2)	321,720	448	–	321,272	n/a
Total assets	$1,412,027	$171,756	$918,999	$321,272

Deposits	$943,849	$–	$901,328	$42,521	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	36,341	36,341	–	–	Interest rate, equity
Obligations related to securities sold short	35,042	35,042	–	–	n/a
Derivative financial instruments	51,260	45,652	5,608	–	Interest rate, FX, equity
Trading liabilities(3)	578	578	–	–	n/a
Pension and other benefit liabilities	1,587	–	1,587	–	Interest rate, credit spread, equity
Liabilities – other(4)	259,294	275	–	259,019	n/a
Total liabilities	$1,327,951	$117,888	$908,523	$301,540

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure
As at October 31, 2023 ($ millions)(1)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$937	$937	$–	$–	n/a
Trading assets	117,868	117,719	149	–	Interest rate, FX
Derivative financial instruments	51,340	36,512	14,828	–	Interest rate, FX, equity
Investment securities	118,237	–	118,237	–	Interest rate, FX, equity
Loans	750,911	–	750,911	–	Interest rate, FX
Assets – other(2)	371,750	–	–	371,750	n/a
Total assets	$1,411,043	$155,168	$884,125	$371,750
Deposits	$952,333	$–	$908,649	$43,684	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss(3)	26,779	26,779	–	–	Interest rate, equity
Obligations related to securities sold short	36,403	36,403	–	–	n/a
Derivative financial instruments	58,660	36,018	22,642	–	Interest rate, FX, equity
Trading liabilities(4)	439	439	–	–	n/a
Pension and other benefit liabilities	1,524	–	1,524	–	Interest rate, credit spread, equity
Liabilities – other(5)	256,334	–	–	256,334	n/a
Total liabilities	$1,332,472	$99,639	$932,815	$300,018

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(3)	Prior period amounts have been revised to conform with current period presentation.
(4)	Gold and silver certificates and bullion included in other liabilities.
(5)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, and for funding and investment activities. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit

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Management’s Discussion and Analysis

exposures in its lending and investment books may be managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by Trading Management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

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Management’s Discussion and Analysis | Risk Management

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2024, unencumbered liquid assets were $310 billion (October 31, 2023 – $319 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 81% of liquid assets (October 31, 2023 – 73%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 19% (October 31, 2023 – 27%). The decrease in total unencumbered liquid assets was primarily attributable to a decrease in cash and deposits with central banks, partly offset by an increase in NHA mortgage-backed securities, precious metals and other liquid securities.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at October 31, 2024. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T53 Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2024 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$55,976	$–	$55,976	$–	$5,991	$49,985	$–
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Securities:
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other securities	75,223	101,262	176,485	143,862	–	32,623	–
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Total	$370,156	$257,315	$627,471	$311,389	$6,073	$310,009	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2023 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other securities	60,961	103,437	164,398	144,627	–	19,771	–
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Total	$346,843	$276,173	$623,016	$297,458	$6,162	$319,396	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T54 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2024	2023
The Bank of Nova Scotia (Parent)	$235,378	$237,501
Bank domestic subsidiaries	32,769	39,988
Bank foreign subsidiaries	41,862	41,907
Total	$310,009	$319,396

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (86%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.

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Management’s Discussion and Analysis

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T55 Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2024 ($ millions)(1)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(2)	Available as collateral(3)	Other(4)
Cash and deposits with central banks	$55,976	$–	$55,976	$–	$5,991	$49,985	$–
Deposits with financial institutions	7,884	–	7,884	–	82	7,802	–
Precious metals	2,540	–	2,540	–	–	2,540	–
Liquid securities:
Canadian government obligations	71,915	26,062	97,977	34,572	–	63,405	–
Foreign government obligations	121,072	129,991	251,063	126,371	–	124,692	–
Other liquid securities	75,223	101,262	176,485	143,862	–	32,623	–
Other securities	4,534	10,677	15,211	4,415	–	–	10,796
Loans classified as liquid assets:
NHA mortgage-backed securities	35,546	–	35,546	6,584	–	28,962	–
Other loans	732,932	–	732,932	6,642	79,812	17,173	629,305
Other financial assets(5)	249,058	(193,018)	56,040	13,148	–	–	42,892
Non-financial assets	55,347	–	55,347	–	–	–	55,347
Total	$1,412,027	$74,974	$1,487,001	$335,594	$85,885	$327,182	$738,340

				Encumbered assets		Unencumbered assets

As at October 31, 2023 ($ millions)(1)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(2)	Available as collateral(3)	Other(4)
Cash and deposits with central banks	$82,050	$–	$82,050	$–	$6,115	$75,935	$–
Deposits with financial institutions	8,262	–	8,262	–	47	8,215	–
Precious metals	937	–	937	–	–	937	–
Liquid securities:
Canadian government obligations	57,007	42,922	99,929	34,342	–	65,587	–
Foreign government obligations	104,123	129,814	233,937	110,941	–	122,996	–
Other liquid securities	60,961	103,437	164,398	144,627	–	19,771	–
Other securities	3,758	7,714	11,472	4,941	–	–	6,531
Loans classified as liquid assets:
NHA mortgage-backed securities	33,503	–	33,503	7,548	–	25,955	–
Other loans	724,952	–	724,952	4,693	88,682	13,064	618,513
Other financial assets(5)	273,930	(185,713)	88,217	15,287	–	–	72,930
Non-financial assets	61,560	–	61,560	–	–	–	61,560
Total	$1,411,043	$98,174	$1,509,217	$322,379	$94,844	$332,460	$759,534

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Assets which are restricted from being used to secure funding for legal or other reasons.
(3)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(4)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(5)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of October 31, 2024 total encumbered assets of the Bank were $421 billion (October 31, 2023 – $417 billion). Of the remaining $1,066 billion (October 31, 2023 – $1,092 billion) of unencumbered assets, $327 billion (October 31, 2023 – $332 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at October 31, 2024 the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $17 million or $1,230 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

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Management’s Discussion and Analysis | Risk Management

The following table presents the Bank’s average LCR for the quarter ended October 31, 2024 based on the average daily position in the quarter.

T56 Bank’s average LCR(1)

For the quarter ended October 31, 2024 ($ millions)(2)	Total unweighted value (Average)(3)	Total weighted value (Average)(4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$261,820
Cash outflows
Retail deposits and deposits from small business customers, of which:	$243,477	$24,840
Stable deposits	100,986	3,246
Less stable deposits	142,492	21,594
Unsecured wholesale funding, of which:	296,528	126,887
Operational deposits (all counterparties) and deposits in networks of cooperative banks	114,881	27,720
Non-operational deposits (all counterparties)	169,414	86,934
Unsecured debt	12,233	12,233
Secured wholesale funding	*	64,556
Additional requirements, of which:	259,681	57,134
Outflows related to derivative exposures and other collateral requirements	38,803	20,732
Outflows related to loss of funding on debt products	6,260	6,260
Credit and liquidity facilities	214,618	30,142
Other contractual funding obligations	1,463	1,462
Other contingent funding obligations(5)	570,464	8,384
Total cash outflows	*	$283,263
Cash inflows
Secured lending (e.g. reverse repos)	$295,509	$38,681
Inflows from fully performing exposures	34,775	20,439
Other cash inflows	23,757	23,757
Total cash inflows	$354,041	$82,877

		Total adjusted value(6)
Total HQLA	*	$261,820
Total net cash outflows	*	$200,386
Liquidity coverage ratio (%)	*	131%

For the quarter ended October 31, 2023 ($ millions)		Total adjusted value(6)
Total HQLA	*	$272,637
Total net cash outflows	*	$201,155
Liquidity coverage ratio (%)	*	136%

*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the LAR Guideline.
(5)

Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The decrease in the Bank’s average LCR for the quarter ended October 31, 2024 versus the quarter ended October 31, 2023 was mainly attributable to lower HQLA. Net cash outflows were largely unchanged as an increase in outflows from securities borrowing/lending was offset by a decrease in outflows from unsecured wholesale funding. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

Net stable funding ratio

The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance sheet exposures.

The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and off-balance sheet items such as commitments to extend credit.

2024 Scotiabank Annual Report | 101

Management’s Discussion and Analysis

The following table presents the Bank’s NSFR as at October 31, 2024.

T57 Bank’s NSFR(1)

	Unweighted Value by Residual Maturity				Weighted value(3)
As at October 31, 2024 ($ millions)	No maturity(2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$91,355	$–	$–	$–	$91,355
Regulatory capital	91,355	–	–	–	91,355
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	209,876	86,761	40,921	42,951	345,833
Stable deposits	89,422	33,279	16,000	15,121	146,887
Less stable deposits	120,454	53,482	24,921	27,830	198,946
Wholesale funding:	202,320	345,793	50,303	137,994	322,099
Operational deposits	109,024	–	–	–	54,512
Other wholesale funding	93,296	345,793	50,303	137,994	267,587
Liabilities with matching interdependent assets	–	2,939	1,121	14,034	–
Other liabilities:	31,148	122,498			22,670
NSFR derivative liabilities		8,627
All other liabilities and equity not included in the above categories	31,148	90,047	2,309	21,515	22,670
Total ASF					$781,957

Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$20,531
Deposits held at other financial institutions for operational purposes	$2,318	$–	$–	$–	$1,159
Performing loans and securities:	112,491	276,248	98,541	434,465	551,380
Performing loans to financial institutions secured by Level 1 HQLA	27	80,226	5,102	–	6,606
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,296	85,116	9,898	14,955	31,686
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	65,530	83,038	44,892	178,706	271,954
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	25	761	2,717	2,159
Performing residential mortgages, of which:	22,709	26,791	37,637	233,995	215,662
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	22,709	26,266	37,373	221,414	204,573
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	21,929	1,077	1,012	6,809	25,472
Assets with matching interdependent liabilities(4)	–	2,939	1,121	14,034	–
Other assets:	4,706	149,643			64,418
Physical traded commodities, including gold	4,706				4,000
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		14,531			12,352
NSFR derivative assets		4,053			–
NSFR derivative liabilities before deduction of variation margin posted		23,620			1,181
All other assets not included in the above categories	–	60,554	–	46,885	46,885
Off-balance sheet items		506,389			19,259
Total RSF					$656,747
Net Stable Funding Ratio (%)					119%

(1)	This measure has been disclosed in this document in accordance with the LAR Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

Weighted value
As at October 31, 2023 ($ millions)
Total ASF	$772,315
Total RSF	665,144
Net stable funding ratio (%)	116%

102 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Risk Management

Available stable funding (ASF) is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding (RSF) primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance sheet items and other assets.

The Bank’s NSFR as at October 31, 2024 was higher than the previous year due to a combination of higher ASF and lower RSF. Higher ASF from retail deposits and deposits from small business customers were partly offset by lower ASF from wholesale funding. Lower RSF from performing loans were partly offset by higher RSF from high quality liquid assets and other assets.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s funding and these amounted to $398 billion as at October 31, 2024 (October 31, 2023 – $385 billion). The increase since October 31, 2023 is due to growth of $10 billion in personal deposits and common equity of $3 billion from earnings and the impact of the Shareholder Dividend and Share Purchase Plan. The Bank’s funding is also comprised of commercial deposits, particularly those of an operating or relationship nature. Capital and customer deposit based funding is augmented by wholesale debt issuances, the longer term (original maturity over 1 year) portion of which amounts to $206 billion (October 31, 2023 – $216 billion). Longer term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom, and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

2024 Scotiabank Annual Report | 103

Management’s Discussion and Analysis

The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T58 Wholesale funding(1)

As at October 31, 2024 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$3,858	$1,455	$455	$318	$158	$6,244	$–	$–	$–	$6,244
Bearer deposit notes, commercial paper and certificate of deposits	6,612	12,754	17,407	12,087	8,307	57,167	1,251	269	182	58,869
Asset-backed commercial paper(3)	2,248	5,831	2,435	139	–	10,653	–	–	–	10,653
Senior notes(4)(5)	2,073	88	2,200	2,613	794	7,768	2,949	7,934	12,337	30,988
Bail-inable notes(5)	243	5,699	6,429	6,613	1,682	20,666	16,714	29,520	17,945	84,845
Asset-backed securities	–	1	–	–	908	909	1,218	770	844	3,741
Covered bonds	–	1,515	4,983	2,088	916	9,502	16,039	17,251	4,143	46,935
Mortgage securitization(6)	–	650	1,710	887	235	3,482	3,061	7,099	3,844	17,486
Subordinated debentures(7)	–	47	–	280	–	327	1,788	201	7,430	9,746
Total wholesale funding sources	$15,034	$28,040	$35,619	$25,025	$13,000	$116,718	$43,020	$63,044	$46,725	$269,507

Of Which:

Unsecured funding	$12,786	$20,042	$26,492	$21,911	$10,941	$92,172	$22,702	$37,924	$37,894	$190,692
Secured funding	2,248	7,998	9,127	3,114	2,059	24,546	20,318	25,120	8,831	78,815

As at October 31, 2023 ($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$2,363	$1,197	$129	$693	$450	$4,832	$415	$–	$–	$5,247
Bearer deposit notes, commercial paper and certificate of deposits	12,026	15,304	20,407	17,064	7,060	71,861	1,739	268	79	73,947
Asset-backed commercial paper(3)	4,532	3,998	2,655	1,397	–	12,582	–	–	–	12,582
Senior notes(4)(5)	176	3,034	4,047	7,740	1,392	16,389	2,250	8,651	11,593	38,883
Bail-inable notes(5)	–	613	9,450	2,288	1,889	14,240	20,462	26,063	15,204	75,969
Asset-backed securities	–	1	–	–	–	1	910	1,387	851	3,149
Covered bonds	–	1,834	–	–	2,935	4,769	9,163	29,892	5,976	49,800
Mortgage securitization(6)	–	953	548	1,751	811	4,063	3,627	7,851	4,268	19,809
Subordinated debentures(7)	–	–	2	–	–	2	336	1,976	9,322	11,636
Total wholesale funding sources	$19,097	$26,934	$37,238	$30,933	$14,537	$128,739	$38,902	$76,088	$47,293	$291,022

Of Which:

Unsecured funding	$14,566	$20,148	$34,034	$27,784	$10,792	$107,324	$25,201	$36,959	$36,198	$205,682
Secured funding	4,531	6,786	3,204	3,149	3,745	21,415	13,701	39,129	11,095	85,340

(1)

Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $310 billion as at October 31, 2024 (October 31, 2023 – $319 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2024, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs. The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew.

104 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Risk Management

T59 Contractual maturities

	As at October 31, 2024(1)

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$59,871	$600	$100	$45	$53	$152	$272	$221	$5,086		$66,400
Trading assets	2,183	3,233	3,782	3,925	3,620	8,484	21,126	22,003	61,371		129,727
Securities purchased under resale agreements and securities borrowed	165,155	19,828	10,573	1,722	2,569	–	696	–	–		200,543
Derivative financial instruments	3,545	5,929	3,118	2,584	1,844	6,774	9,718	10,867	–		44,379
Investment securities – FVOCI	3,404	7,194	6,525	4,316	3,825	19,546	46,178	27,238	3,162		121,388
Investment securities – amortized cost	16	919	706	1,136	994	1,860	4,935	18,846	–		29,412
Investment securities – FVTPL	2	–	–	–	–	–	26	–	2,004		2,032
Loans	40,996	43,071	49,443	52,476	48,186	163,815	242,835	55,047	64,960		760,829
Residential mortgages	5,215	9,719	17,163	19,002	21,784	97,508	135,961	40,720	3,869	(2)	350,941
Personal loans	3,499	3,470	3,379	4,807	3,598	12,012	25,695	6,582	43,337		106,379
Credit cards	–	–	–	–	–	–	–	–	17,374		17,374
Business and government	32,282	29,882	28,901	28,667	22,804	54,295	81,179	7,745	6,916	(3)	292,671
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,536)		(6,536)
Customers’ liabilities under acceptances	39	57	36	10	6	–	–	–	–		148
Other assets	–	–	–	–	–	–	–	–	57,169		57,169
Total assets	275,211	80,831	74,283	66,214	61,097	200,631	325,786	134,222	193,752		1,412,027
Liabilities and equity
Deposits	$88,575	$77,322	$68,891	$57,925	$43,415	$64,530	$76,309	$24,977	$441,905		$943,849
Personal	16,273	23,956	24,000	22,746	19,827	19,423	12,430	138	160,028		298,821
Non-personal	72,302	53,366	44,891	35,179	23,588	45,107	63,879	24,839	281,877		645,028
Financial instruments designated at fair value through profit or loss	510	1,045	2,132	1,609	1,833	5,330	8,887	14,995	–		36,341
Acceptances	40	57	36	10	6	–	–	–	–		149
Obligations related to securities sold short	272	1,988	1,120	1,803	816	3,638	7,114	9,413	8,878		35,042
Derivative financial instruments	2,754	4,595	2,429	2,301	1,857	7,647	11,705	17,972	–		51,260
Obligations related to securities sold under repurchase agreements and securities lent	186,240	3,427	93	437	44	208	–	–	–		190,449
Subordinated debentures	–	–	–	251	–	1,740	–	5,842	–		7,833
Other liabilities	533	759	1,285	1,267	979	3,142	6,860	8,954	39,249		63,028
Total equity	–	–	–	–	–	–	–	–	84,076		84,076
Total liabilities and equity	278,924	89,193	75,986	65,603	48,950	86,235	110,875	82,153	574,108		1,412,027
Off-Balance sheet commitments
Credit commitments(4)	$1,538	$9,568	$15,403	$18,291	$12,075	$58,806	$144,972	$8,818	$–		$269,471
Guarantees and letters of credit(5)	–	–	–	–	–	–	–	–	64,016		64,016
Outsourcing obligations(6)	12	23	7	7	7	29	56	13	–		154

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

2024 Scotiabank Annual Report | 105

Management’s Discussion and Analysis

T59 Contractual maturities

	As at October 31, 2023(1)

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$85,337	$383	$50	$45	$47	$132	$246	$199	$4,810		$91,249
Trading assets	2,822	6,336	7,434	2,798	3,687	8,878	18,512	16,942	50,459		117,868
Securities purchased under resale agreements and securities borrowed	174,243	11,632	8,185	3,247	2,018	–	–	–	–		199,325
Derivative financial instruments	3,403	5,590	3,641	2,772	2,238	7,917	12,495	13,284	–		51,340
Investment securities – FVOCI	2,679	6,299	8,095	4,006	4,718	9,754	30,602	15,997	2,164		84,314
Investment securities – amortized cost	291	560	754	1,063	826	2,937	5,217	20,336	–		31,984
Investment securities – FVTPL	–	–	–	–	–	–	51	–	1,888		1,939
Loans	61,791	38,905	39,256	39,951	35,611	132,128	291,332	52,390	59,547		750,911
Residential mortgages	3,722	6,362	10,961	12,478	14,087	70,902	183,644	39,776	2,250	(2)	344,182
Personal loans	3,594	2,538	4,168	4,398	3,581	13,419	24,456	6,782	41,234		104,170
Credit cards	–	–	–	–	–	–	–	–	17,109		17,109
Business and government	54,475	30,005	24,127	23,075	17,943	47,807	83,232	5,832	5,326	(3)	291,822
Allowance for credit losses	–	–	–	–	–	–	–	–	(6,372)		(6,372)
Customers’ liabilities under acceptances	15,243	3,307	73	5	–	–	–	–	–		18,628
Other assets	–	–	–	–	–	–	–	–	63,485		63,485
Total assets	345,809	73,012	67,488	53,887	49,145	161,746	358,455	119,148	182,353		1,411,043
Liabilities and equity
Deposits	$109,973	$65,320	$70,697	$58,361	$46,318	$68,912	$86,716	$27,160	$418,876		$952,333
Personal	18,320	16,379	18,241	13,690	16,668	25,987	15,199	828	163,305		288,617
Non-personal	91,653	48,941	52,456	44,671	29,650	42,925	71,517	26,332	255,571		663,716
Financial instruments designated at fair value through profit or loss	385	696	1,333	1,084	1,361	6,979	4,045	10,896	–		26,779
Acceptances	15,333	3,307	73	5	–	–	–	–	–		18,718
Obligations related to securities sold short	312	2,039	2,216	1,016	2,032	2,915	6,827	7,503	11,543		36,403
Derivative financial instruments	2,542	4,561	2,866	2,328	1,983	8,440	14,489	21,451	–		58,660
Obligations related to securities sold under repurchase agreements and securities lent	157,525	821	1,661	–	–	–	–	–	–		160,007
Subordinated debentures	–	–	–	–	–	252	1,714	7,727	–		9,693
Other liabilities	530	1,809	1,309	1,248	1,556	7,642	6,021	8,021	41,743		69,879
Total equity	–	–	–	–	–	–	–	–	78,571		78,571
Total liabilities and equity	286,600	78,553	80,155	64,042	53,250	95,140	119,812	82,758	550,733		1,411,043
Off-Balance sheet commitments
Credit commitments(4)	$7,709	$8,558	$22,634	$17,905	$19,784	$47,035	$150,573	$11,571	$–		$285,769
Guarantees and letters of credit(5)	–	–	–	–	–	–	–	–	49,112		49,112
Outsourcing obligations(6)	18	35	52	52	52	39	33	24	–		305

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Includes primarily impaired mortgages.
(3)	Includes primarily overdrafts and impaired loans.
(4)	Includes the undrawn component of committed credit and liquidity facilities.
(5)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(6)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

106 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Risk Management

Principal Risks – Non-Financial

Money Laundering, Terrorist Financing and Sanctions Risk

Money Laundering / Terrorist Financing (ML/TF) and Sanctions risks are the susceptibility of Scotiabank to be used by individuals or organizations to launder the proceeds of crime, finance terrorism, or violate economic sanctions. It also includes the risk that Scotiabank does not comply with applicable Anti-Money Laundering (AML)/Anti-Terrorist Financing (ATF) or Sanctions legislation or does not apply adequate controls reasonably designed to deter and detect ML/TF and sanctions violations or to file required regulatory reports.

Money laundering, terrorist financing and sanctions risks are managed throughout the Bank via the operation of the Bank’s AML/ATF and Sanctions Program (“the AML/ATF Program”). The Group Chief Anti-Money Laundering Officer is responsible for the AML/ATF Program, which includes the development and application of compliance policies, procedures, the assessment of money laundering, terrorist-financing and sanctions risks, and the maintenance of an ongoing training program. The effectiveness of the AML/ATF and Sanctions Program is subject to regular review and independent assessment conducted by the Audit Department. Global Compliance & AML establishes enterprise standards to assess clients for money laundering, terrorist financing and sanctions risk.

The Bank conducts an enterprise-wide annual self-assessment of the money laundering/terrorist financing (ML/TF) and sanctions risks inherent in its business units, as well as an assessment of the control measures in place to manage those risks. The process is led by Global Compliance & AML, the results of which are shared with the Bank’s senior management. All active employees are provided with mandatory AML/ATF and Sanctions training on an annual basis. The Bank performs Client Due Diligence sufficient to form a reasonable belief that it knows the true identity of its clients, including in the case of an entity, its material ultimate beneficial owners.

The Bank will not maintain anonymous accounts, nor will it maintain accounts for shell banks. Consistent with a risk-based approach, the Bank assesses the risks of its clients and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. The Bank also conducts ongoing risk tailored monitoring of its clients to detect and report suspicious transactions and activity, and conducts client and transaction screening against terrorist, sanctions, and other designated watch-lists.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate processes and systems, or from external events. Operational risk includes third party risk, fraud risk and legal risk. It exists in some form in each of the Bank’s business and support activities, and third parties with whom the Bank has entered a business or strategic arrangement for outsourcing activities, the provision of products or services, or other benefits. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. Operational risk management refers to the discipline of systematic identification, assessment, measurement, mitigation, monitoring, and reporting of operational risk.

The Bank’s Operational Risk Management Framework (ORMF) outlines a structured approach for the effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements. The ORMF is supplemented by additional policies, processes, standards and methodologies. The ORMF supports the governance and management of all other non-financial risks. The Framework is approved by the Bank’s Operational Risk Committee and addresses program governance, risk culture and risk appetite along with the following key program components:

Risk Identification and Assessment

Risk identification and assessment is a critical part of effectively managing operational risk. Risks are identified, classified and assessed. Their potential impact is evaluated and reported to management and the Board. Operational risk management tools and programs are in place to support the identification and assessment of operational risk with each having their defined methodology and/or standards. The key tools include Risk and Control Self-Assessment (RCSA), Scenario Analysis, and New Initiatives Risk Assessment (NIRA).

Risk Measurement

A key component of risk management is quantifying the size and scope of the Bank’s operational risk exposure. The collection and analysis of operational risk event data and operational risk capital values provide meaningful information to measure operational risk. The data provides meaningful information for assessing and mitigating operational risk exposure at the Bank as a result of event root cause analysis and evaluation of internal controls. Timely, accurate and complete reporting of internal operational risk events, and their analyses, ensures that the Bank maintains a strong risk culture, promotes transparency, and enables the following:

•	Monitoring risk exposure, and to assess if the Bank is operating within risk appetite.

•	Contributes to the assessment of the effectiveness of the operational control environment.

•	Causal analysis to identify deficiencies and control failures that can be mitigated to prevent recurrence of future events.

•	Compliance with Basel III Standardized Approach (SA) requirements for the calculation of operational risk capital.

Operational Risk Capital refers to regulatory and internal capital which is quantified as a reserve for unexpected losses resulting from operational risk. Operational risk capital is a component of the total amount of risk capital that the Bank holds. Loss data from OREs are collected in the Bank’s Operational Risk Management System (OpenPages) and used for reporting purposes. When combined with Business Indicator Component (BIC)1 data, the loss data captured from OREs is a critical input for the calculation of the Bank’s Internal Loss Multiplier (ILM)2, which is included in the operational risk regulatory capital calculation.

Risk Mitigation and Control

Operational risk response decisions include mitigation, transfer, acceptance, and avoidance of operational risks. The appropriate response will be determined based on consideration of the nature of the risks, their potential impacts and the consideration of the Bank’s Code of Conduct and risk appetite thresholds. Through the Bank’s operational risk management tools, issues such as deficiencies in the design or operating effectiveness of a control may be identified. When issues are identified, action plans can be developed to address them, or, where appropriate, the risk associated with these issues can be accepted. Action plans are managed by action owners to ensure the detailed plans are executed timely and effectively.

[1]

Business Indicator Component (BIC) is calculated by multiplying the Business Indicator (BI) by set of regulatory determined marginal coefficients. The BI is a financial statement-based proxy for operational risk.

[2]	Internal Loss Multiplier (ILM) is a scaling factor that is based on an institution’s average historical losses and the BIC.

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Controls are identified and assessed through the various Operational Risk Management tools. In cases where controls are deemed deficient a response will be required which will in turn help to mitigate residual risk.

Risk Monitoring, Analytics, and Reporting

The Bank has processes in place for the ongoing monitoring of operational risk. These monitoring activities can provide an early warning of emerging issues, triggering timely management response. In addition, these activities allow for review and analysis of the risk profile in relation to risk appetite or other key indicators to identify when potential risk events may be approaching or exceeding thresholds, requiring action and/or escalation. Operational risk data is collected in risk systems and used for reporting. Operational risk reporting facilitates distribution and escalation of operational risk information to the relevant parties, including the Operational Risk Committee, as well as senior management and the Board via the Enterprise Risk Management report. It provides stakeholders involved in operational risk management activities access to reliable data in a consistent and timely manner to support risk-based decision making.

Cyber Security and Information Technology (IT) Risk

Cyber Security Risk is the risk of loss of confidentiality, integrity, or availability of information, data, or information systems and reflect the potential adverse impacts to organizational operations (i.e., mission, functions, image, or reputation) and assets, customers, and other stakeholders. Information Technology Risk is the risk of financial loss, disruption or damage to reputation from a failure of information technology systems.

The Cyber Security and IT risk landscape continues to evolve across the financial industry. The increasing use of digital delivery channels to deliver financial services exposes the Bank to various vectors of attack. Threat actors, including individuals, organized crime rings and nation state sponsored entities, continue to target financial institutions to steal data, money or to disrupt operations. These events can adversely impact the Bank’s operational environment, our customers and other third parties.

The Board of Directors approves the Information Technology and Information Security Risk Summary Framework, which along with its respective policies and other frameworks are focused on safeguarding the Bank and its customers’ information, ensuring the Bank’s IT environment is secure and resilient in support of our business objectives. The Bank continues to expand its cyber security capabilities to defend against potential threats and minimize impact to the business.

Compliance Risk

Compliance Risk is the risk of an activity not being conducted in conformity with applicable laws, rules, regulations, and prescribed practices (“regulatory requirements”), and compliance-related internal policies and procedures and ethical standards expected by regulators, customers, investors, employees and other stakeholders. Compliance Risk includes Regulatory Compliance Risk, Conduct Risk, and Privacy Risk.

Regulatory compliance risk: the risk that business activity may not be conducted in conformity with all applicable regulatory requirements wherever the Bank does business.

Conduct Risk: an aggregation of risks arising from actions or behaviours of the Bank’s officers, directors, employees, or the conduct of the Bank’s business (directly or indirectly), not in conformity with the Bank’s values or principles for ethical conduct and which has, or has the potential to have, an adverse impact on the Bank, the Bank’s customers or employees, or integrity of the financial markets in which the Bank operates.

Privacy Risk: the risk that arises from contraventions of applicable privacy laws, regulations, standards, and regulatory expectations; ethical or operational standards set out in the Scotiabank Code of Conduct (our ‘Code’), or other Bank policies, procedures, manuals, guidelines; and/or employees’ responsibility to respectfully treat the Personally Identifiable Information (PII) of the Bank’s customers, employees, and other stakeholders.

The Board approves the Compliance Risk Summary Framework which provides an overview of the key governance components, responsibilities and programs which support the Bank in effectively managing Compliance Risk as a part of the Bank’s Compliance Program. The Bank is required to comply with E-13 guidelines as set out by the Office of the Superintendent of Financial Institution (OSFI) with respect to the management of regulatory compliance risk. Regulatory compliance management at the Bank is governed by the Compliance Management Framework (CMF). The primary objective of the Bank’s CMF is to provide assurance that the Bank’s business activities are being conducted in a manner compliant with all applicable regulations in the Bank’s countries of operations and in line with the Bank’s risk appetite.

Environmental, Social and Governance Risk

ESG Risk is the risk that an environmental (including climate risk), social, or governance event, or condition, which if occurs could cause an actual or potential negative impact to the Bank.

The Bank considers Environmental Risk to be the potential adverse impacts to the Bank because of climate change and/or damage to the natural environment or biodiversity, such as land, water, plants, natural resources, ecosystems, and the atmosphere. The physical and transition risks associated with climate change are a component of Environmental Risk.

Social Risk is the risk of potential adverse impacts to the Bank that can arise due to the mismanagement of social considerations that can cause actual or perceived negative impacts on people and communities. Social considerations include, but are not limited to, human rights (including human trafficking and modern slavery); Indigenous rights; labour standards and working conditions; diversity, equity, and inclusion; accessibility; community health, safety, and security; disadvantaged and vulnerable groups; cultural property and heritage; and land acquisition and involuntary resettlement.

Corporate governance refers to the oversight mechanisms and the way in which the Bank is governed. It encompasses the Bank’s policies and processes, how decisions are made, and how it deals with the various interests of, and relationships with, its many stakeholders, including shareholders, customers, employees, regulators, and the broader community. Governance Risk is the risk of potential adverse impacts to the Bank stemming from poor or ineffective corporate governance mechanisms and controls.

Governance

Board Oversight

The Board of Directors and its committees provide oversight of ESG Risk to ensure alignment with the Bank’s strategies and risk appetite. It also approves key risk policies, frameworks and limits. The following Board committees provide ongoing oversight:

•

Risk Committee: Retains oversight of ESG Risks, including climate-related risks, and periodically reviews and approves the Bank’s key risk management policies, frameworks, and limits to ensure that management is operating within the Bank’s Enterprise Risk Appetite Framework.

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•

Corporate Governance Committee: Evaluates the Bank’s environmental and social performance and assesses best practices for ESG disclosure; examines current and emerging ESG topics, considers their implications on the Bank’s strategy and reviews the Bank’s annual ESG Report; and acts in an advisory capacity through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations, including on topics such as human rights.

•

Audit & Conduct Review Committee: Oversees climate-related disclosure as part of the Bank’s financial reporting, sets standards of conduct for ethical behaviour and oversees conduct risk management, and consumer protection.

•

Human Capital & Compensation Committee: Oversees human capital and compensation strategies related to diversity, equity and inclusion, employee health, safety, and well-being and other ESG policies and practices.

Management’s Role

The Board of Directors is supported by the President and Chief Executive Officer (CEO) and Chief Risk Officer (CRO). The CRO has delegated their authority over the oversight of ESG risk to the Operational Risk Committee (ORC). The ORC provides effective oversight and challenge of the Bank’s management of environmental and social risks. Its responsibilities include monitoring of the ESG risk profile, reviewing and approving ESG Risk frameworks, policies, risk appetite statements and limits.

The Bank actively monitors policy and legislative requirements through ongoing dialogue with government, industry, and stakeholders in the countries where it operates. Scotiabank regularly meets with various external stakeholders, including industry associations, with respect to roles that banks can play on ESG related issues and to share best practices.

Risk Management

The Bank’s approach for the effective management of ESG risk is governed by our ESG Risk Management Framework in a manner consistent with the Enterprise-wide Risk Management Framework. The ESG Risk Management Framework describes the guiding principles, program elements, and roles and responsibilities relating to the Bank’s management of ESG risk and establishes the minimum requirements for the integration of ESG risk considerations into the decision-making processes across other risk types and business strategies, activities and internal operations. This framework assists the Bank as we continue to advance our capabilities in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and risk appetite.

The ESG Risk Management framework is supported by additional policies, processes, and guidelines, designed to help mitigate ESG Risk or advance responsible practices. For example, Scotiabank is a signatory to the Equator Principles (EPs) framework, which enables the Bank, in partnership with our clients, to identify, assess, manage and report environmental and social risks and impacts associated with the large-scale infrastructure and industrial development projects. We also have policies in place related to our financing activities to oil and gas projects in the Arctic Circle, and to projects related to thermal coal mining and power, UNESCO World Heritage Sites and Wetlands of International Importance, and illegal logging and wildlife trade. Our approach to respecting and promoting human rights is communicated in the Scotiabank Code of Conduct and in the Global Human Rights Statement.

The Bank has set a number of enterprise-wide commitments that aim to address climate-related risks and opportunities in the short, medium, and long term. Scotiabank is a member of the Net Zero Banking Alliance (NZBA), re-enforcing the Bank’s commitment in playing a significant role to finance the climate transition to reach the goal of net-zero by 2050. As a member of the NZBA, we have committed to setting and disclosing interim emissions reduction targets for certain high-emitting sectors. The Bank has also committed to provide $350 billion by 2030 in climate-related finance to support clients in their strategies to address climate change and other environmental goals. Our Climate Related Finance Framework outlines the financial product and services we offer in support of these objectives. Additional information on the Bank’s approach to climate change risk management and strategy will be provided in our 2024 Climate Report.

Data Risk

Data risk is the risk of exposure to the adverse financial and non-financial consequences (e.g., revenue loss, reputational risk, regulatory risk, sub-optimal management decisions) caused by mismanagement, misunderstanding or misuse of the Bank’s data assets. This risk may arise from poor data quality; inadequate data management or data architecture; and/or unethical data usage.

The Data Risk Management Framework (DRMF) outlines the overarching guiding principles for data risk management and defines the governance structure of the enterprise data risk management program, recognizing the collaborative nature of data risk management and oversight. The Data Risk Management Policy (DRMP) categorizes and explains risks associated with data, and outlines the interaction model and roles and responsibilities for key stakeholders involved in managing data risk across the organization.

Model Risk

Model risk is the risk of adverse financial (e.g., capital, losses, revenue) and reputational consequences arising from the design, development, implementation and/or use of a model. It can originate from, among other things, inappropriate specifications; incorrect parameter estimates; flawed hypotheses and/or assumptions; mathematical computation errors; inaccurate, inappropriate or incomplete data; inappropriate, improper or unintended usage; and inadequate monitoring and/or controls.

The Model Risk Management Framework outlines the Bank’s approach for effective governance and oversight of model risk consistent with the policies and processes outlined in the Bank’s Model Risk Management Policy (MRMP). The MRMP describes the overarching principles, policies, and procedures that provide the framework for managing model risk. All models, whether developed by the Bank or vendor-supplied, that meet the Bank’s model definition are covered by this Policy. The MRMP also clearly defines roles and responsibilities for key stakeholders involved in the model risk management cycle.

Reputational Risk

Reputational risk is the risk that negative publicity or stakeholder sentiment regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

The Bank has an Enterprise Reputational Risk Policy, as well as other policies and procedures for managing suitability risk, and reputational and legal risk related to various transactions, relationships or other Bank activities. Reputational risk is managed and controlled by the Scotiabank Code

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of Conduct, governance practices and risk management programs, policies, procedures, and training. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Code of Conduct, and in a manner that minimizes reputational risk. The activities of the Legal; Global Tax; Corporate Secretary; Global Communications; Global Compliance & AML, and Global Risk Management departments, as well as the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

Strategic Risk

Strategic risk is the risk that the enterprise, business lines or corporate functions will make strategic choices that are inappropriate or insufficiently resilient to changes in the business environment, or ineffectively execute such strategies.

The Board is ultimately responsible for oversight of strategic risk, by ensuring a robust strategic planning process and approving, on an annual basis, the strategic plan for the Bank. Changes in our business strategy can impact our risk appetite and therefore the Annual Strategy Report to the Board of Directors considers linkages between the Bank’s Enterprise Risk Appetite Framework and the enterprise strategy, business line strategies and how the corporate functions support the business lines in the execution of their strategic plans. The Board reviews this material, along with other relevant strategic and financial presentations by management throughout the year in order to provide the appropriate governance.

The strategic planning process is managed by Enterprise Strategy which supports the management of strategic risk throughout the planning process by ensuring alignment across our business, financial, capital and risk planning. Global Risk Management also provides oversight of strategic risk by providing independent reviews throughout the strategic planning process, establishing enterprise risk frameworks, and independently monitoring and reporting on the level of risk established against our risk appetite metrics.

The development, evaluation and execution of the Bank’s strategic plans is owned by the Management team of the Bank. They participate actively in the annual planning process and on an ongoing basis, Heads of Business Lines and Corporate Functions identify, manage, and assess the internal and external risks that could impede achievement of, or progress of, strategic objectives. The executive management team regularly meets to evaluate the effectiveness of the Bank’s strategic plan, and consider what amendments, if any, are required.

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Controls and Accounting Policies

Controls and Procedures

Management’s responsibility for financial information contained in this annual report is described on page 136.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and the Group Head and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2024, the Bank’s management, with the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2024. There are no material weaknesses that have been identified by management in this regard. KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting as of October 31, 2024.

Changes in internal control over financial reporting

During the year ended October 31, 2024, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Critical Accounting Policies and Estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 to the consolidated financial statements summarizes the material accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgments that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are particularly important to the presentation of the Bank’s financial position and results of operations, as changes in the estimates, assumptions and judgments could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgments are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using valuation models and incorporates inputs, assumptions and techniques that involve a high degree of management judgment. Under IFRS 9 expected credit loss methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. The Bank recognizes an allowance at an amount equal to 12 month expected credit losses if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). When a financial asset experiences a significant increase in credit risk after origination but is not considered to be in default, it is included in Stage 2 and subject to lifetime expected credit losses. Financial assets that are in default are included in Stage 3. Similar to Stage 2, the allowance for credit losses for Stage 3 financial assets captures the lifetime expected credit losses.

The main drivers in allowance for credit loss changes that are subject to significant judgment include the following:

•	Determination of point-in-time parameters such as probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•	Forecast of macroeconomic variables for multiple scenarios and probability weighting of the scenarios.

•	Assessment of significant increase in credit risk.

Qualitative adjustments or overlays may also be made as temporary adjustments using expert credit judgment in circumstances where, in the Bank’s view, the existing regulatory guidance, inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of allowance recognized.

Measurement of expected credit losses

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on historical default and loss experience, and macroeconomic variables that are closely related with credit losses in the relevant portfolio.

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Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking macroeconomic scenarios

The Bank uses a broad range of forward-looking economic information as inputs to its models of expected credit losses and the related allowance. These include real GDP, unemployment rates, consumer price index, central bank interest rates, and house-price indices, amongst others. The allowance is determined using four probability-weighted, forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to create unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using both internally and externally developed models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments; SE also develops a representative range of other alternative possible forecast scenarios. More specifically, the process involves the development of three additional economic scenarios to which relative probabilities are assigned. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

Significant increase in credit risk (SIR)

The assessment of SIR since origination of a financial asset considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking information. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition; and natural disaster events impacting certain portfolios.

For retail exposures, a significant increase in credit risk is assessed based on thresholds that exist by product which consider the change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

For Non-retail exposures the Bank uses an internal risk rating scale (IG codes). All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward-looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. The contractual cash flow characteristics of a financial instrument and the business model under which it is held determine such classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or fair value through other comprehensive income at inception.

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Quoted prices are not always available for over-the-counter (OTC) transactions, as well as transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would consider in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgement is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent of the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process to ensure the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed by GRM to determine the market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in over-the-counter markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent second-line model risk management function within GRM oversees the initial

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model validation, approval and ongoing validation and the performance monitoring of valuation models used in determining fair value. Model development and validation processes are governed by the Bank’s Model Risk Management Policy.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves can include adjustments for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets. The methodology for the calculation of valuation reserves is reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $81 million as at October 31, 2024 (2023 – $153 million), net of any write-offs. The majority of the year-over-year change is due to tightening of counterparty credit spreads during the year.

As at October 31, 2024, a net funding valuation adjustment (FVA) representing an excess of funding benefit adjustment over funding cost adjustment of $165 million (2023 – $271 million), pre-tax, was recorded for uncollateralized derivative instruments.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings) and defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits include post-retirement health care, dental care and life insurance, along with other long-term employee benefits, such as long-term disability benefits.

The employee benefit expenses and related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the U.S. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors, such as plan-specific experience and best practices.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income, except for other long-term employee benefits, where they are recognized in the Consolidated Statement of Income.

Note 29 of the consolidated financial statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities, or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Note 28 of the consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided in the Off-balance sheet arrangements section on page 68.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements, and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the Bank’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and
•	when the Bank has control over specified assets of an investee.

2024 Scotiabank Annual Report | 113

Management’s Discussion and Analysis

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee. The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change. Management is required to exercise judgement to determine if a change in control event has occurred. During 2024, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 16 to the consolidated financial statements and in the discussion of off-balance sheet arrangements, the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. At each reporting date, goodwill is reviewed to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. Corporate capital that is not directly attributable is allocated to each CGU on a proportional basis. The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

FVLCD is the price that would be received from the sale of a CGU in an orderly transaction between market participants, less costs of disposal, at the measurement date. In determining FVLCD, an appropriate valuation model is used which considers various factors, including normalized net income, price earnings multiples, and control premiums. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators.

VIU is the present value of the future cash flows expected to be derived from a CGU. The determination of VIU involves judgment in estimating future cash flows, terminal growth rate and discount rate. The future cash flows are based on management approved budgets and plans which factor in market trends, macroeconomic conditions, forecasted earnings and business strategy for the CGU. The terminal growth rate is based on the long-term growth expectations in the relevant countries, while the discount rate is based on the cost of capital.

Significant judgment is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology described above as at July 31, 2024, and no impairment was determined to exist. As of October 31, 2024, there were no significant changes to this assessment. For additional information, see Note 19 of the consolidated financial statements.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets with finite useful lives are amortized over the estimated useful life of the asset and are tested for impairment only when events and circumstances indicate impairment. Indefinite life and finite life intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal (FVLCD) and value in use (VIU). If either FVLCD or VIU exceeds the carrying amount, there is no need to determine the other. The VIU method is used by the Bank to determine the recoverable amount of intangible assets. In determining VIU, a discounted cash flow valuation model is used which incorporates key assumptions, such as management-approved cash flow projections, terminal growth rate and the applicable discount rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss recognized in a prior period shall be reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment was recognized. The reversal of an impairment loss reflects an increase in the estimated service potential of an asset, either from use or from sale, and does not only result from the passage of time. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgment is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Indefinite life intangible assets were assessed for annual impairment based on the methodology described above as at July 31, 2024, and no impairment was determined to exist. As of October 31, 2024, there were no significant changes to this assessment. For additional information on both indefinite life and finite life intangible assets, see Note 19 of the consolidated financial statements.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the asset have expired, which occurs with repayment by the borrower or upon substantial modification of the asset terms. Assets are also derecognized when the Bank transfers the contractual rights to receive the cash flows from the financial asset or has assumed an obligation to pay those cash flows to an independent third-party, and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

114 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Controls and Accounting Policies

Management must apply judgement in determining whether a modification of the contractual terms of the financial asset is substantial. For loans, this includes the nature of the modification and the extent of changes to contractual terms including interest rate, authorized amount and term.

Management must also apply judgement in determining, based on specific facts and circumstances, whether the Bank has retained or transferred substantially all the risks and rewards of ownership of the financial asset. Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement.

Most assets transferred under repurchase agreements, securities lending agreements, securitizations of fully insured Canadian residential mortgages, and securitizations of credit card receivables do not qualify for derecognition. The Bank continues to record the transferred assets on the Consolidated Statement of Financial Position as secured financings.

Further information on derecognition of financial assets can be found in Note 15 of the consolidated financial statements.

Provisions

The Bank recognizes a provision if, because of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not. Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing, and amount of any future outflows.

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any reporting period.

The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $176 million, which arose from certain client transactions that occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was heard by the Peruvian Constitutional Court in June 2023. That case was decided in favour of the Government of Peru in May 2024. Accordingly, the Bank paid $34 million representing the principal and associated reasonable interest, which was recorded in non-interest expenses – other. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued default interest for procedural reasons. With respect to this default interest component, and in relation to the Constitutional Court of Peru’s treatment of Scotiabank Peru, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes (ICSID), pursuant to the provisions of the Canada-Peru Free Trade Agreement. In May 2024, the ICSID Tribunal issued a ruling that narrowed the scope of the Bank’s case. This case is currently proceeding through the arbitration process. Following these developments, the Bank recorded a legal provision of $142 million in other liabilities  – provisions, representing the amount at issue in the arbitration. The Bank intends to continue to vigorously advance its position.

Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2026

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Amendments

On May 30, 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)” to address post-implementation review findings of IFRS 9 Financial Instruments.

The amendments introduce an accounting policy choice to derecognize financial liabilities settled through an electronic payment system before the settlement date upon meeting certain conditions. The amendments clarify the assessment of contractual cash flow characteristics of financial assets based on contingent events, such as interest rates linked to environmental, social and governance (ESG) targets, the treatment of non-recourse assets, and contractually linked instruments. The amendments introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows due to events not directly related to changes in basic lending risks, such as certain loans subject to ESG targets. Additionally, the amendments change some of the disclosure requirements for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for the Bank on November 1, 2026, and early adoption is permitted. The Bank is required to apply the amendments retrospectively but is not required to restate prior periods. The Bank is currently assessing the impact of these amendments.

Effective November 1, 2027

IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements on April 9, 2024, to replace IAS 1 Presentation of Financial Statements and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements.

IFRS 18 will be effective for the Bank on November 1, 2027, with early adoption permitted. The Bank is currently assessing the impact of this new standard.

2024 Scotiabank Annual Report | 115

Management’s Discussion and Analysis

Regulatory Developments

The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included below.

OSFI Draft Revised Guideline E-23 Model Risk

The E-23 Guideline, which is principles-based, sets out OSFI’s expectations related to enterprise-wide model risk management (MRM). It applies to all federally regulated financial institutions, including private pension plans, insurance, and trust and loan companies, and to all models, whether they require formal regulatory approval or not. OSFI expects model risk to be managed through a risk-based approach and on an enterprise-wide basis. The consultation period is closed, and the final version is expected to be published in Summer 2025. The Bank is monitoring this proposed regulatory development.

OSFI Guideline B-15: Climate Risk Management

OSFI’s Guideline B-15 – Climate Risk Management is effective as of October 31, 2024. This guideline aims to streamline climate disclosures and promote transparency of climate-related risks. OSFI also released new Climate Risk Returns that will collect standardized climate-related data on emissions and exposures from FRFIs. The Climate Risk Returns are due in December 2024.

Interest Rate Benchmark Reform

The publication of the 1-month, 2-month and 3-month Canadian Dollar Offered Rate (CDOR) tenors ceased as of June 28, 2024. The Bank has successfully transitioned all contracts referencing CDOR and Bankers Acceptances (BAs) to alternative rates such as Canadian Overnight Repo Rate Average (CORRA) or Prime.

Canadian Federal Tax Measures

On August 12, 2024, the Department of Finance released draft legislation on the proposed increase to the capital gains inclusion rate from 50% to 66.7% for gains or losses realized after June 24, 2024.

A Notice of Ways and Means Motion was tabled on September 23, 2024 to implement the draft legislation for the increased capital gains inclusion rate. This legislation is expected to be enacted in a future bill and its impact is not material to the Bank.

Global Minimum Tax

The Organisation for Economic Co-operation and Development (OECD) published Pillar Two model rules in December 2021 as part of its efforts toward international tax reform. The rules aim to have large multinational enterprises, with consolidated revenues in excess of €750 million, pay a minimum effective tax of 15% in each jurisdiction they operate. OECD member countries are in the process of developing domestic tax legislation to implement the rules. In June 2024, Canada enacted the Global Minimum Tax (GMT) Act as part of Bill C-69. During the year, certain countries have also enacted their local GMT legislation to introduce a domestic minimum top-up tax. These laws will apply to the Bank from fiscal year 2025 onwards.

The IASB previously issued amendments to IAS 12 Income Taxes for a temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two GMT rules, which the Bank has applied.

The Bank has performed an assessment of its potential GMT impact and continues to monitor relevant legislation and available guidance when released across various jurisdictions. GMT is expected to apply to earnings from jurisdictions including Bahamas, Barbados, Cayman Islands and Ireland. Based on the Bank’s preliminary assessment, the Bank expects an increase in its effective tax rate by approximately 1% for the year ending October 31, 2025.

OSFI Draft Revised Guideline E-21: Operational Risk

On August 22, 2024, OSFI published the final revised Guideline E-21: Operational Risk Management and Resilience (Guideline E-21). Guideline E-21 sets out OSFI’s expectations for financial institutions to prepare for and recover from adverse events, such as internal control failures, pandemics and technology failures. Expectations in the guideline are subject to phased implementation, with full adherence by September 1, 2026. The Bank is working on a multi-year plan to in respect of this regulatory development.

Consumer Protection (Quebec)

On September 12, 2024, the Quebec Government introduced Bill 72, An Act to protect consumers against abusive commercial practices and to offer better transparency with respect to prices and credit (Bill 72). Bill 72 amends Quebec’s Consumer Protection Act and provides new protections for consumers, including with respect to the unauthorized use of a deposit account or fraud. The Bank is assessing the application of Bill 72.

Related Party Transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

T60 Compensation of key management personnel of the Bank

For the year ended October 31 ($ millions)	2024	2023
Salaries and cash incentives(1)	$25	$23
Equity-based payment(2)	29	32
Pension and other benefits(1)	2	2
Total	$56	$57

(1)	Expensed during the year.
(2)	Awarded during the year.

116 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Controls and Accounting Policies

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 27 – Share-based payments for further details of these plans.

T61 Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2024	2023
Loans	$10	$13
Deposits	5	6

The Bank’s committed credit exposure to companies controlled by directors totaled $267 million as at October 31, 2024 (October 31, 2023 – $266 million) while actual utilized accounts were $199 million (October 31, 2023 – $165 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T62 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2024	2023
Net income / (loss)	$(15)	$(22)
Loans	209	209
Deposits	253	277
Guarantees and commitments	46	55

Scotiabank principal pension plan

The Bank manages assets of $6.0 billion (October 31, 2023 – $5.2 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.7 million (October 31, 2023 – $6.9 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing the Related Party Policy and transactions with related parties that may materially affect the Bank and to ensure compliance with the Bank Act. The Bank Act requirements encompass a broader definition of a related party and the transactions than is set out in International Accounting Standard 24 Related Party Disclosures. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with reports that reflect the Bank’s compliance with its Policy.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively in compliance with the Bank Act.

2024 Scotiabank Annual Report | 117

Management’s Discussion and Analysis

Supplementary Data

Geographic Information

T63 Net income by geographic segment

	2024(1)									2023(1)

For the fiscal year ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total
Net interest income	$8,933	$870	$2,397	$1,425	$2,020	$690	$1,849	$1,068	$19,252	$8,535	$1,019	$2,168	$1,320	$1,830	$564	$1,743	$1,083	$18,262
Non-interest income	8,535	1,588	996	530	433	479	1,180	677	14,418	8,597	1,351	865	451	593	418	1,126	551	13,952
Provision for credit losses	1,701	28	380	501	626	561	150	104	4,051	1,492	59	270	404	604	392	123	78	3,422
Non-interest expenses	11,198	1,383	1,610	741	969	723	1,440	1,631	19,695	10,982	1,246	1,488	727	1,014	661	1,427	1,576	19,121
Income tax expense	951	182	337	170	156	(33)	306	(37)	2,032	1,041	276	312	162	135	(21)	300	16	2,221
Net income	3,618	865	1,066	543	702	(82)	1,133	47	7,892	3,617	789	963	478	670	(50)	1,019	(36)	7,450
Net income attributable to non-controlling interests in subsidiaries	–	–	24	3	42	(50)	115	–	134	(3)	–	22	1	18	(34)	108	–	112
Net income attributable to equity holders of the Bank	$3,618	$865	$1,042	$540	$660	$(32)	$1,018	$47	$7,758	$3,620	$789	$941	$477	$652	$(16)	$911	$(36)	$7,338
Adjustments(2)	708	–	–	2	18	–	3	2	733	876	–	–	5	20	–	4	5	910
Adjusted net income (loss) attributable to equity holders of the Bank(2)	$4,326	$865	$1,042	$542	$678	$(32)	$1,021	$49	$8,491	$4,496	$789	$941	$482	$672	$(16)	$915	$(31)	$8,248

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Refer to Non-GAAP Measures starting on page 20.

T64 Loans and acceptances by geography

As at October 31 ($ billions)	2024	2023
Canada
Atlantic provinces	$24.9	$24.8
Quebec	44.2	41.5
Ontario	281.9	278.4
Manitoba and Saskatchewan	21.0	20.1
Alberta	55.9	55.2
British Columbia	95.5	92.7
	523.4	512.7
U.S.	59.3	65.8
Mexico	44.2	46.1
Peru	21.0	22.6
Chile	49.2	52.6
Colombia	11.3	12.8
Other International
Latin America	14.0	16.1
Europe	10.5	10.9
Caribbean and Central America	25.9	24.5
Asia and Other	8.7	11.8
	59.1	63.3
	$767.5	$775.9
Total allowance for credit losses	(6.5)	(6.5)
Total loans and acceptances net of allowance for credit losses	$761.0	$769.4

T65 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2024	2023
Canada	$2,158	$1,564
U.S.	109	–
Mexico	1,343	1,183
Peru	715	691
Chile	1,249	1,098
Colombia	322	356
Other International	843	834
Total	$6,739	$5,726

118 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

T66 Provision against impaired financial instruments by geographic segment

For the fiscal years ($ millions)	2024	2023
Canada	$1,571	$949
U.S.	24	14
Mexico	404	315
Peru	554	393
Chile	592	479
Colombia	532	349
Other International	253	224
Total	$3,930	$2,723

Credit Risk

T67 Loans and acceptances by type of borrower

As at October 31 ($ billions)	2024	2023
Residential mortgages	$350.9	$344.2
Personal loans	106.4	104.2
Credit cards	17.4	17.1
Personal	$474.7	$465.5
Financial services
Non-bank	$29.7	$29.9
Bank(1)	0.9	0.8
Wholesale and retail	29.9	34.3
Real estate and contractor	66.0	67.4
Energy	7.1	9.1
Transportation	9.7	9.7
Automotive	17.6	18.9
Agriculture	17.0	17.6
Hospitality and leisure	3.8	3.7
Mining	6.4	6.6
Metals	2.2	2.3
Utilities	25.0	29.5
Health care	7.9	8.2
Technology and media	21.7	25.1
Chemicals	1.9	2.3
Food and beverage	10.8	11.8
Forest products	2.8	2.9
Other(2)	25.2	23.8
Sovereign(3)	7.2	6.5
Business and government	$292.8	$310.4
	$767.5	$775.9
Total allowance for credit losses	(6.5)	(6.5)
Total loans and acceptances net of allowance for credit losses	$761.0	$769.4

(1)	Deposit taking institutions and securities firms.
(2)	Other includes $7.9 in wealth management, $3.5 in services and $1.7 in financing products (2023 – $7.2, $3.4, and $1.8 respectively).
(3)	Includes central banks, regional and local governments, supra-national agencies.

T68 Off-balance sheet credit instruments

As at October 31 ($ billions)	2024	2023
Commitments to extend credit(1)	$272.8	$284.0
Standby letters of credit and letters of guarantee	63.0	48.4
Securities lending, securities purchase commitments and other	60.3	57.7
Total	$396.1	$390.1

(1)	Includes liquidity facilities, and excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

2024 Scotiabank Annual Report | 119

Management’s Discussion and Analysis

T69 Changes in net impaired loans

For the fiscal years ($ millions)	2024	2023
Gross impaired loans
Balance at beginning of year	$5,726	$4,786
Net additions
New additions	9,495	7,067
Acquisition-related	–	–
Declassifications	(2,394)	(1,940)
Payments	(1,744)	(1,406)
Sales	(79)	(49)
	5,278	3,672
Write-offs
Residential mortgages	(100)	(97)
Personal loans	(2,145)	(1,417)
Credit cards	(1,356)	(1,113)
Business and government	(484)	(355)
	(4,085)	(2,982)
Foreign exchange and other	(180)	250
Balance at end of year	$6,739	$5,726
Allowance for credit losses on financial instruments
Balance at beginning of year	$1,881	$1,635
Provision for credit losses	3,930	2,723
Write-offs	(4,085)	(2,982)
Recoveries
Residential mortgages	24	31
Personal loans	288	237
Credit cards	190	197
Business and government	60	65
	562	530
Foreign exchange and other	(234)	(25)
Balance at end of year	$2,054	$1,881
Net impaired loans
Balance at beginning of year	$3,845	$3,151
Net change in gross impaired loans	1,013	940
Net change in allowance for credit losses on impaired financial instruments	(173)	(246)
Balance at end of year	$4,685	$3,845

T70 Provision for credit losses

For the fiscal years ($ millions)	2024	2023
New provisions	$4,591	$3,357
Reversals	(99)	(104)
Recoveries	(562)	(530)
Provision for credit losses on impaired financial instruments	3,930	2,723
Provision for credit losses – performing financial instruments	121	699
Total Provision for credit losses	$4,051	$3,422

120 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

T71 Provision for credit losses against impaired financial instruments by type of borrower

For the fiscal years ($ millions)	2024	2023
Residential mortgages	$250	$156
Personal loans	1,885	1,266
Credit cards	1,165	908
Personal	3,300	2,330
Financial services
Non-bank	34	70
Bank	–	–
Wholesale and retail	137	72
Real estate and construction	108	118
Energy	–	(2)
Transportation	87	(2)
Automotive	6	5
Agriculture	73	50
Hospitality and leisure	2	4
Mining	–	(9)
Metals	9	17
Utilities	–	(4)
Health care	22	5
Technology and media	32	7
Chemicals	6	15
Food and beverage	69	22
Forest products	9	3
Other	35	21
Sovereign	1	1
Business and government	630	393
Provision for credit losses on impaired financial instruments	$3,930	$2,723

T72 Impaired loans by type of borrower

	2024			2023

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$2,372	$645	$1,727	$1,864	$498	$1,366
Personal loans	1,117	621	496	1,176	664	512
Credit cards	–	–	–	–	–	–
Personal	$3,489	$1,266	$2,223	$3,040	$1,162	$1,878
Financial services
Non-bank	141	57	84	118	48	70
Bank	–	–	–	–	–	–
Wholesale and retail	487	189	298	456	202	254
Real estate and construction	768	147	621	773	150	623
Energy	30	5	25	33	7	26
Transportation	351	75	276	82	29	53
Automotive	33	9	24	27	9	18
Agriculture	338	82	256	272	73	199
Hospitality and leisure	71	7	64	95	14	81
Mining	6	3	3	6	3	3
Metals	53	19	34	57	21	36
Utilities	1	1	–	4	2	2
Health care	56	16	40	68	18	50
Technology and media	133	32	101	27	12	15
Chemicals	81	20	61	82	16	66
Food and beverage	198	49	149	133	42	91
Forest products	81	14	67	80	11	69
Other	172	61	111	135	59	76
Sovereign	250	2	248	238	3	235
Business and government	$3,250	$788	$2,462	$2,686	$719	$1,967
Total	$6,739	$2,054	$4,685	$5,726	$1,881	$3,845

2024 Scotiabank Annual Report | 121

Management’s Discussion and Analysis

T73 Total credit risk exposures by geography(1)(2)

	2024(3)					2023(3)

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(4)	Retail	Total	Total
Canada	$246,341	$45,847	$38,143	$452,847	$783,178	$766,005
U.S.	141,511	35,888	60,802	–	238,201	223,574
Chile	23,926	1,759	3,435	31,059	60,179	66,733
Mexico	32,363	2,476	2,767	20,833	58,439	62,296
Peru	17,098	1,393	2,547	11,571	32,609	32,467
Colombia	7,224	337	704	6,750	15,015	16,833
Other International
Europe	15,975	5,659	17,142	–	38,776	43,281
Caribbean and Central America	18,010	1,378	1,569	15,213	36,170	33,974
Latin America (other)	14,854	843	887	1,158	17,742	21,672
Other	18,024	3,431	3,681	–	25,136	31,852
Total	$535,326	$99,011	$131,677	$539,431	$1,305,445	$1,298,687
As at October 31, 2023	$557,552	$103,721	$125,367	$512,047	$1,298,687

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T74 IRB credit risk exposures by maturity(1)(2)

	2024(3)				2023(3)

Residual maturity as at October 31 ($ millions)	Drawn	Undrawn	Other exposures(4)	Total	Total
Non-retail
Less than 1 year	$165,202	$22,802	$72,780	$260,784	$303,851
One to 5 years	197,867	69,298	34,679	301,844	284,999
Over 5 years	48,965	1,351	5,677	55,993	53,428
Total non-retail	$412,034	$93,451	$113,136	$618,621	$642,278
Retail
Less than 1 year	$61,421	$61,808	$–	$123,229	$91,138
One to 5 years	234,961	–	–	234,961	253,126
Over 5 years	15,540	–	–	15,540	16,457
Revolving credits(5)	43,035	50,365	–	93,400	83,576
Total retail	$354,957	$112,173	$–	$467,130	$444,297
Total	$766,991	$205,624	$113,136	$1,085,751	$1,086,575
As at October 31, 2023	$772,162	$195,632	$118,781	$1,086,575

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes equity securities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(4)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(5)	Credit cards and lines of credit with unspecified maturity.

122 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

T75 Total credit risk exposures and risk-weighted assets

	2024(1)						2023(1)

	IRB		Standardized(2)		Total		Total

As at October 31 ($ millions)	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets
Non-retail
Corporate
Drawn	$204,357	$84,846	$42,169	$40,513	$246,526	$125,359	$272,658	$123,447
Undrawn	75,655	27,684	5,094	4,890	80,749	32,574	87,773	33,263
Other(4)	45,740	11,750	2,179	2,123	47,919	13,873	45,992	11,844
	325,752	124,280	49,442	47,526	375,194	171,806	406,423	168,554
Bank
Drawn	17,153	4,752	2,760	1,164	19,913	5,916	20,024	5,256
Undrawn	14,446	6,856	310	90	14,756	6,946	12,888	5,774
Other(4)	14,430	3,646	91	41	14,521	3,687	15,284	3,888
	46,029	15,254	3,161	1,295	49,190	16,549	48,196	14,918
Sovereign
Drawn	245,009	7,419	23,878	3,949	268,887	11,368	264,870	8,594
Undrawn	3,350	464	156	87	3,506	551	3,060	471
Other(4)	5,864	460	179	160	6,043	620	4,816	461
	254,223	8,343	24,213	4,196	278,436	12,539	272,746	9,526
Total Non-retail
Drawn	466,519	97,017	68,807	45,626	535,326	142,643	557,552	137,297
Undrawn	93,451	35,004	5,560	5,067	99,011	40,071	103,721	39,508
Other(4)	66,034	15,856	2,449	2,324	68,483	18,180	66,092	16,193
	$626,004	$147,877	$76,816	$53,017	$702,820	$200,894	$727,365	$192,998
Retail
Retail residential mortgages
Drawn	$226,623	$28,447	$62,979	$20,120	$289,602	$48,567	$279,021	$44,696
	226,623	28,447	62,979	20,120	289,602	48,567	279,021	44,696
Secured lines of credit
Drawn	22,963	4,364	489	171	23,452	4,535	22,652	4,142
Undrawn	56,809	2,343	104	36	56,913	2,379	51,982	2,062
	79,772	6,707	593	207	80,365	6,914	74,634	6,204
Qualifying retail revolving exposures
Drawn	17,220	11,653	11,684	7,676	28,904	19,329	28,276	17,955
Undrawn	50,365	5,400	7,935	4,141	58,300	9,541	50,252	8,445
	67,585	17,053	19,619	11,817	87,204	28,870	78,528	26,400
Other retail
Drawn	33,666	20,127	42,136	32,414	75,802	52,541	73,686	51,040
Undrawn/Other	4,999	2,074	1,459	1,104	6,458	3,178	6,178	3,269
	38,665	22,201	43,595	33,518	82,260	55,719	79,864	54,309
Total retail
Drawn	300,472	64,591	117,288	60,381	417,760	124,972	403,635	117,833
Undrawn/Other	112,173	9,817	9,498	5,281	121,671	15,098	108,412	13,776
	$412,645	$74,408	$126,786	$65,662	$539,431	$140,070	$512,047	$131,609
Securitization exposures	22,206	3,424	15,451	4,367	37,657	7,791	33,047	6,182
Trading derivatives	24,896	5,195	641	606	25,537	5,801	26,228	5,331
CVA derivatives	–	–	–	4,631	–	4,631	–	4,703
Subtotal	$1,085,751	$230,904	$219,694	$128,283	$1,305,445	$359,187	$1,298,687	$340,823
Equities	–	–	7,751	18,644	7,751	18,644	6,749	16,000
Other assets(5)	–	–	46,798	20,322	46,798	20,322	48,912	21,847
Total credit risk	$1,085,751	$230,904	$274,243	$167,249	$1,359,994	$398,153	$1,354,348	$378,670

(1)	Regulatory amounts reported in 2024 and 2023 are under Revised Basel III requirements.
(2)	Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.
(3)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, after credit risk mitigation.
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	Other assets include amounts related to central counterparties, net of capital deductions.

2024 Scotiabank Annual Report | 123

Management’s Discussion and Analysis

Revenues and Expenses

T76 Volume/rate analysis of change in net interest income

	Increase (decrease) due to change in: 2024 versus 2023			Increase (decrease) due to change in: 2023 versus 2022

($ millions)	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Net interest income
Total earning assets	$1,064	$3,771	$4,835	$3,293	$19,973	$23,266
Total interest-bearing liabilities	(301)	4,146	3,845	1,205	21,914	23,119
Change in net interest income	$1,365	$(375)	$990	$2,088	$(1,941)	$147
Assets

Deposits with banks	$(589)	$205	$(384)	$(43)	$2,681	$2,638
Trading assets	372	(570)	(198)	(97)	1,148	1,051
Securities purchased under resale agreements	41	83	124	149	870	1,019
Investment securities	1,281	1,244	2,525	432	2,473	2,905
Loans:
Residential mortgages	(262)	1,037	775	393	3,776	4,169
Personal loans	197	674	871	450	1,658	2,108
Credit cards	244	18	262	396	269	665
Business and government	(220)	1,080	860	1,613	7,098	8,711
Total loans	(41)	2,809	2,768	2,852	12,801	15,653
Total earning assets	$1,064	$3,771	$4,835	$3,293	$19,973	$23,266

Liabilities

Deposits:
Personal	$362	$1,418	$1,780	$312	$4,404	$4,716
Business and government	(468)	2,447	1,979	793	16,112	16,905
Banks	(188)	259	71	31	1,204	1,235
Total deposits	(294)	4,124	3,830	1,136	21,720	22,856
Obligations related to securities sold under repurchase agreements	178	(194)	(16)	62	356	418
Subordinated debentures	(43)	62	19	56	145	201
Other interest-bearing liabilities	(142)	154	12	(49)	(307)	(356)
Total interest-bearing liabilities	$(301)	$4,146	$3,845	$1,205	$21,914	$23,119

T77 Provision for income and other taxes

For the fiscal years ($ millions)	2024(1)	2023(1)	2024 versus 2023
Income taxes
Income tax expense	$2,032	$2,221	(8.5)%

Other taxes
Payroll taxes	530	500	6.0
Business and capital taxes	682	634	7.6
Harmonized sales tax and other	482	484	(0.4)
Total other taxes	1,694	1,618	4.7
Total income and other taxes(2)	$3,726	$3,839	(2.9)%
Net income before income taxes	$9,924	$9,671	2.6%
Effective income tax rate (%)(3)	20.5	23.0	(2.5)
Total tax rate (%)(4)	32.1	34.0	(1.9)

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Comprising $1,953 of Canadian taxes (2023 – $2,188) and $1,773 of foreign taxes (2023 – $1,651).
(3)	Refer to Glossary on page 132 for the description of the measure.
(4)	Total income and other taxes as a percentage of net income before income and other taxes.

124 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

T78 Assets under administration and management(1)

($ billions)	2024	2023
Assets under administration
Personal
Retail brokerage	$242.9	$198.3
Investment management and trust	198.6	180.5
	441.5	378.8
Mutual funds	233.7	201.5
Institutional	96.3	93.3
Total	$771.5	$673.6

Assets under management
Personal	$100.1	$79.8
Mutual funds	217.1	186.2
Institutional	55.8	50.6
Total	$373.0	$316.6

(1)	Refer to Glossary on page 132 for the description of the measure.

T79 Changes in assets under administration and management(1)

As at October 31 ($ billions)	2024	2023
Assets under administration
Balance at beginning of year	$673.6	$641.6
Net inflows (outflows)	9.7	12.3
Impact of market changes, including foreign currency translation	88.2	19.7
Balance at end of year	$771.5	$673.6

(1)	Refer to Glossary on page 132 for the description of the measure.

As at October 31 ($ billions)	2024	2023
Assets under management
Balance at beginning of year	$316.6	$311.1
Net inflows (outflows)	(0.1)	(7.5)
Impact of market changes, including foreign currency translation	56.5	13.0
Balance at end of year	$373.0	$316.6

T80 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2024	2023
Audit services	$39.1	$33.0
Audit-related services	1.2	1.0
Tax services outside of the audit scope	0.4	0.4
Other non-audit services	1.2	0.9
Total Bank and Subsidiaries	$41.9	$35.3
Mutual funds	3.6	3.2
Total Fees	$45.5	$38.5

2024 Scotiabank Annual Report | 125

Management’s Discussion and Analysis

Selected Quarterly Information

T81 Selected quarterly information

	2024(1)				2023(1)

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	4,923	4,862	4,694	4,773	4,666	4,573	4,460	4,563
Non-interest income	3,603	3,502	3,653	3,660	3,606	3,494	3,453	3,399
Total revenue	8,526	8,364	8,347	8,433	8,272	8,067	7,913	7,962
Provision for credit losses	1,030	1,052	1,007	962	1,256	819	709	638
Non-interest expenses	5,296	4,949	4,711	4,739	5,527	4,559	4,574	4,461
Income tax expense	511	451	537	533	135	497	484	1,105
Net income	1,689	1,912	2,092	2,199	1,354	2,192	2,146	1,758
Net income attributable to common shareholders	1,521	1,756	1,943	2,066	1,214	2,067	2,018	1,620
Operating performance
Basic earnings per share ($)	1.23	1.43	1.59	1.70	1.01	1.72	1.69	1.36
Diluted earnings per share ($)	1.22	1.41	1.57	1.68	0.99	1.70	1.68	1.35
Return on equity (%)(2)	8.3	9.8	11.2	11.8	7.0	12.0	12.2	9.8
Return on tangible common equity (%)(3)	10.1	11.9	13.8	14.6	8.8	15.0	15.3	12.4
Productivity ratio (%)(2)	62.1	59.2	56.4	56.2	66.8	56.5	57.8	56.0
Net interest margin (%)(3)	2.15	2.14	2.17	2.19	2.15	2.10	2.12	2.11
Financial position information ($ billions)
Cash and deposits with financial institutions	63.9	58.3	58.6	67.2	90.3	90.3	63.9	81.4
Trading assets	129.7	134.0	132.3	126.4	117.9	119.3	114.7	116.3
Loans	760.8	759.2	753.5	743.9	750.9	752.2	764.1	755.2
Total assets	1,412.0	1,402.4	1,399.4	1,392.9	1,411.0	1,396.4	1,373.5	1,374.7
Deposits	943.8	949.2	942.0	939.8	952.3	957.2	945.5	949.9
Common equity	73.6	72.7	70.6	70.0	68.7	67.9	69.1	66.1
Preferred shares and other equity instruments	8.8	8.8	8.8	8.8	8.1	8.1	8.1	8.1
Assets under administration(2)	771.5	761.0	738.9	715.9	673.6	690.8	684.2	664.7
Assets under management(2)	373.0	363.9	348.6	339.6	316.6	331.3	329.5	322.4
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(4)	13.1	13.3	13.2	12.9	13.0	12.7	12.3	11.5
Tier 1 capital ratio (%)(4)	15.0	15.3	15.2	14.8	14.8	14.6	14.1	13.2
Total capital ratio (%)(4)	16.7	17.1	17.1	16.7	17.2	16.9	16.2	15.2
Total loss absorbing capacity (TLAC) ratio (%)(5)	29.7	29.1	28.9	28.9	30.6	30.5	28.3	27.9
Leverage ratio (%)(6)	4.4	4.5	4.4	4.3	4.2	4.1	4.2	4.2
TLAC Leverage ratio (%)(5)	8.8	8.5	8.4	8.4	8.6	8.7	8.4	8.9
Risk-weighted assets ($ billions)(4)	464.0	453.7	450.2	451.0	440.0	439.8	451.1	471.5
Liquidity coverage ratio (LCR) (%)(7)	131	133	129	132	136	133	131	122
Net stable funding ratio (NSFR) (%)(8)	119	117	117	117	116	114	111	109
Credit quality
Net impaired loans ($ millions)	4,685	4,449	4,399	4,215	3,845	3,667	3,554	3,450
Allowance for credit losses ($ millions)(9)	6,736	6,860	6,768	6,597	6,629	6,094	5,931	5,668
Gross impaired loans as a % of loans and acceptances(2)	0.88	0.84	0.83	0.80	0.74	0.70	0.67	0.65
Net impaired loans as a % of loans and acceptances(2)	0.61	0.58	0.57	0.55	0.50	0.47	0.45	0.44
Provision for credit losses as a % of average net loans and acceptances (annualized)(2)(10)	0.54	0.55	0.54	0.50	0.65	0.42	0.37	0.33
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(2)(10)	0.55	0.51	0.52	0.49	0.42	0.38	0.33	0.29
Net write-offs as a % of average net loans and acceptances (annualized)(2)	0.51	0.45	0.48	0.42	0.35	0.34	0.29	0.29
Adjusted results(3)
Adjusted total revenue ($ millions)	8,526	8,507	8,347	8,433	7,905	8,067	7,913	7,962
Adjusted non-interest expenses ($ millions)	4,784	4,763	4,693	4,721	4,721	4,539	4,553	4,440
Adjusted net income ($ millions)	2,119	2,191	2,105	2,212	1,643	2,207	2,161	2,352
Adjusted diluted earnings per share ($)	1.57	1.63	1.58	1.69	1.23	1.72	1.69	1.84
Adjusted return on equity (%)	10.6	11.3	11.3	11.9	8.7	12.1	12.3	13.4
Adjusted return on tangible common equity (%)	12.8	13.7	13.8	14.6	10.8	15.0	15.3	16.7
Adjusted productivity ratio (%)	56.1	56.0	56.2	56.0	59.7	56.3	57.5	55.8
Common share information
Closing share price ($) (TSX)	71.69	64.47	63.16	62.87	56.15	66.40	67.63	72.03
Shares outstanding (millions)
Average – Basic	1,238	1,230	1,223	1,214	1,206	1,199	1,192	1,192
Average – Diluted	1,243	1,235	1,228	1,221	1,211	1,214	1,197	1,199
End of period	1,244	1,237	1,230	1,222	1,214	1,205	1,198	1,192
Dividends paid per share ($)	1.06	1.06	1.06	1.06	1.06	1.06	1.03	1.03
Dividend yield (%)(2)	6.3	6.6	6.4	7.0	7.0	6.5	6.0	6.1
Market capitalization ($ billions) (TSX)	89.2	79.8	77.7	76.8	68.2	80.0	81.0	85.8
Book value per common share ($)(2)	59.14	58.78	57.40	57.26	56.64	56.36	57.63	55.46
Market value to book value multiple(2)	1.2	1.1	1.1	1.1	1.0	1.2	1.2	1.3
Price to earnings multiple (trailing 4 quarters)(2)	12.0	11.3	10.5	10.3	9.7	10.4	10.0	9.9

(1)	The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements.
(2)	Refer to Glossary on page 132 for the description of the measure.
(3)	Refer to page 20 for a discussion of non-GAAP measures.
(4)

Commencing Q1 2024, regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). The Q2 2023- Q4 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). The Q1 2023 regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)

Commencing Q2 2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Q1 2023 leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

126 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

Selected Annual Information

T82 Selected annual information

($ millions)	2024(1)	2023(1)	2022(1)
Total revenue	$33,670	$32,214	$31,416
Net income attributable to:
Equity holders of the Bank	7,758	7,338	9,916
Non-controlling interests in subsidiaries	134	112	258
	$7,892	$7,450	$10,174
Basic earnings per share (in dollars)	$5.94	$5.78	$8.05
Diluted earnings per share (in dollars)	5.87	5.72	8.02
Dividend paid per common share (in dollars)	4.24	4.18	4.06
Total assets	1,412,027	1,411,043	1,349,418
Deposits	943,849	952,333	916,181

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements. Amounts for fiscal 2022 have been prepared in accordance with IFRS 4 and have not been restated.

Ten-Year Statistical Review

T83 Condensed Consolidated Statement of Financial Position

As at October 31 ($ millions)	2024(1)(2)	2023(1)(2)	2022(1)	2021(1)	2020(1)	2019(1)	2018(1)	2017	2016	2015
Assets
Cash, deposits with financial institutions and Precious metals	$66,400	$91,249	$66,438	$87,078	$77,641	$50,429	$65,460	$65,380	$54,786	$84,477
Trading assets	129,727	117,868	113,154	146,312	117,839	127,488	100,262	98,464	108,561	99,140
Securities purchased under resale agreements and securities borrowed	200,543	199,325	175,313	127,739	119,747	131,178	104,018	95,319	92,129	87,312
Investment securities	152,832	118,237	110,008	75,199	111,389	82,359	78,396	69,269	72,919	43,216
Loans, net of allowance	760,829	750,911	744,987	636,986	603,263	592,483	551,834	504,369	480,164	458,628
Other(3)	101,696	133,453	139,518	111,530	106,587	102,224	98,523	82,472	87,707	83,724
	$1,412,027	$1,411,043	$1,349,418	$1,184,844	$1,136,466	$1,086,161	$998,493	$915,273	$896,266	$856,497
Liabilities
Deposits	$943,849	$952,333	$916,181	$797,259	$750,838	$733,390	$676,534	$625,367	$611,877	$600,919
Obligations related to securities sold under repurchase agreements and securities lent	190,449	160,007	139,025	123,469	137,763	124,083	101,257	95,843	97,083	77,015
Subordinated debentures	7,833	9,693	8,469	6,334	7,405	7,252	5,698	5,935	7,633	6,182
Other(3)	185,820	210,439	210,994	184,890	169,957	151,244	147,324	126,503	121,852	118,902
	1,327,951	1,332,472	1,274,669	1,111,952	1,065,963	1,015,969	930,813	853,648	838,445	803,018
Common equity	73,590	68,767	65,150	64,750	62,819	63,638	61,044	55,454	52,657	49,085
Preferred shares and other equity instruments	8,779	8,075	8,075	6,052	5,308	3,884	4,184	4,579	3,594	2,934
Non-controlling interests in subsidiaries	1,707	1,729	1,524	2,090	2,376	2,670	2,452	1,592	1,570	1,460
Total equity	84,076	78,571	74,749	72,892	70,503	70,192	67,680	61,625	57,821	53,479
	$1,412,027	$1,411,043	$1,349,418	$1,184,844	$1,136,466	$1,086,161	$998,493	$915,273	$896,266	$856,497

(1)	The amounts for the years ended October 31, 2018 to October 31, 2024 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements. Amounts for fiscal 2015 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(3)	The amounts for the years ended October 31, 2020 to October 31, 2024 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.

T84 Condensed Consolidated Statement of Income

For the year ended October 31 ($ millions)	2024(1)	2023(1)	2022	2021	2020	2019	2018	2017	2016	2015
Revenue
Net interest income(2)(3)	$19,252	$18,262	$18,115	$16,961	$17,320	$17,177	$16,191	$15,035	$14,292	$13,092
Non-interest income(2)(4)	14,418	13,952	13,301	14,291	14,016	13,857	12,584	12,120	12,058	10,957
Total revenue	33,670	32,214	31,416	31,252	31,336	31,034	28,775	27,155	26,350	24,049
Provision for credit losses(2)	4,051	3,422	1,382	1,808	6,084	3,027	2,611	2,249	2,412	1,942
Non-interest expenses(3)(4)	19,695	19,121	17,102	16,618	16,856	16,737	15,058	14,630	14,540	13,041
Income before taxes	9,924	9,671	12,932	12,826	8,396	11,270	11,106	10,276	9,398	9,066
Income tax expense	2,032	2,221	2,758	2,871	1,543	2,472	2,382	2,033	2,030	1,853
Net income	$7,892	$7,450	$10,174	$9,955	$6,853	$8,798	$8,724	$8,243	$7,368	$7,213
Net income attributable to non-controlling interests in subsidiaries	134	112	258	331	75	408	176	238	251	199
Net income attributable to equity holders of the Bank	$7,758	$7,338	$9,916	$9,624	$6,778	$8,390	$8,548	$8,005	$7,117	$7,014
Preferred shareholders and other equity instrument holders	472	419	260	233	196	182	187	129	130	117
Common shareholders	$7,286	$6,919	$9,656	$9,391	$6,582	$8,208	$8,361	$7,876	$6,987	$6,897

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements. Amounts for fiscal 2015 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2)	The amounts for the years ended October 31, 2018 to October 31, 2024 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.
(3)	The amounts for the years ended October 31, 2020 to October 31, 2024 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.
(4)	The amounts for the years ended October 31, 2019 to October 31, 2024 have been prepared in accordance with IFRS 15; prior year amounts have not been restated.

2024 Scotiabank Annual Report | 127

Management’s Discussion and Analysis

T85 Consolidated Statement of Changes in Equity

For the year ended October 31 ($ millions)	2024(1)	2023(1)	2022	2021	2020	2019	2018
Common shares
Balance at beginning of year	$20,109	$18,707	$18,507	$18,239	$18,264	$18,234	$15,644
Issued	1,945	1,402	706	268	59	255	2,708
Purchased for cancellation	–	–	(506)	–	(84)	(225)	(118)
Balance at end of year	$22,054	$20,109	$18,707	$18,507	$18,239	$18,264	$18,234
Retained earnings
Balance at beginning of year	55,673	53,761	51,354	46,345	44,439	41,414	38,117
IFRS adjustment	–	(1)	–	–	–	(58)	(564)
Restated balances	55,673	53,760	51,354	46,345	44,439	41,356	37,553
Net income attributable to common shareholders of the Bank	7,286	6,919	9,656	9,391	6,582	8,208	8,361
Common dividends	(5,198)	(5,003)	(4,858)	(4,371)	(4,363)	(4,260)	(3,985)
Purchase of shares for cancellation and premium on redemption	–	–	(2,367)	–	(330)	(850)	(514)
Other	(10)	(3)	(24)	(11)	17	(15)	(1)
Balance at end of year	$57,751	$55,673	$53,761	$51,354	$46,345	$44,439	$41,414
Accumulated other comprehensive income (loss)
Balance at beginning of year	(6,931)	(7,166)	(5,333)	(2,125)	570	992	1,577
IFRS adjustment	–	–	–	–	–	–	51
Restated balances	(6,931)	(7,166)	(5,333)	(2,125)	570	992	1,628
Cumulative effect of adopting new accounting policies	–	–	–	–	–	–	–
Other comprehensive income (loss)	784	278	(1,564)	(3,134)	(2,668)	(422)	(693)
Other	–	(43)	(269)	(74)	(27)	–	57
Balance at end of year	$(6,147)	$(6,931)	$(7,166)	$(5,333)	$(2,125)	$570	$992
Other reserves
Balance at beginning of year	(84)	(152)	222	360	365	404	116
Share-based payments(4)	13	14	10	7	5	7	6
Other	3	54	(384)	(145)	(10)	(46)	282
Balance at end of year	$(68)	$(84)	$(152)	$222	$360	$365	$404
Total common equity	$73,590	$68,767	$65,150	$64,750	$62,819	$63,638	$61,044
Preferred shares and other equity instruments
Balance at beginning of year	8,075	8,075	6,052	5,308	3,884	4,184	4,579
Net income attributable to preferred shareholders and other equity instrument holders of the Bank	472	419	260	233	196	182	187
Preferred and other equity instrument dividends	(472)	(419)	(260)	(233)	(196)	(182)	(187)
Issued	1,004	–	2,523	2,003	1,689	–	300
Redeemed	(300)	–	(500)	(1,259)	(265)	(300)	(695)
Balance at end of year	$8,779	$8,075	$8,075	$6,052	$5,308	$3,884	$4,184
Non-controlling interests
Balance at beginning of year	1,729	1,524	2,090	2,376	2,670	2,452	1,592
IFRS adjustment	–	–	–	–	–	–	(97)
Restated balances	1,729	1,524	2,090	2,376	2,670	2,452	1,495
Net income attributable to non-controlling interests	134	112	258	331	75	408	176
Distributions to non-controlling interests	(88)	(101)	(115)	(123)	(148)	(150)	(199)
Effect of foreign exchange and others	(68)	194	(709)	(494)	(221)	(40)	980
Balance at end of year	$1,707	$1,729	$1,524	$2,090	$2,376	$2,670	$2,452
Total equity at end of year	$84,076	$78,571	$74,749	$72,892	$70,503	$70,192	$67,680

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements. Amounts for fiscal 2015 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(3)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(4)	Represents amounts on account of share-based payments (refer to Note 27 in the consolidated financial statements).

T86 Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2024(1)	2023(1)	2022	2021	2020	2019	2018
Net income	$7,892	$7,450	$10,174	$9,955	$6,853	$8,798	$8,724
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	(1,865)	942	2,454	(3,520)	(2,239)	(819)	(606)
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(2)	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(2)	612	378	(1,212)	(600)	293	105	(252)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	2,343	245	(4,537)	(806)	(32)	708	(361)
Net changes in finance income/(expense) from insurance contracts(1)	1	(17)	–	–	–	–	–
Other comprehensive income (loss) from investments in associates	(1)	(16)	(344)	37	(2)	103	66
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability	(136)	114	678	1,335	(465)	(815)	318
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(2)	338	(180)	(74)	408	(85)	95	60
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(581)	(985)	1,444	(199)	(298)	8	(22)
Other comprehensive income (loss) from investments in associates	1	2	2	5	(8)	(10)	(7)
Other comprehensive income (loss)	712	483	(1,589)	(3,340)	(2,836)	(625)	(804)
Comprehensive income	$8,604	$7,933	$8,585	$6,615	$4,017	$8,173	$7,920
Comprehensive income (loss) attributable to:
Common shareholders of the Bank	$8,070	$7,197	$8,092	$6,257	$3,914	$7,786	$7,668
Preferred shareholders and other equity instrument holders of the Bank	472	419	260	233	196	182	187
Non-controlling interests in subsidiaries	62	317	233	125	(93)	205	65
	$8,604	$7,933	$8,585	$6,615	$4,017	$8,173	$7,920

(1) The

Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements. Amounts for fiscal 2015 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2) The	amounts for the years ended October 31, 2018 to October 31, 2024 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.

128 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

2017	2016	2015

$15,513	$15,141	$15,231
313	391	104
(182)	(19)	(194)
$15,644	$15,513	$15,141

34,752	31,316	28,609
–	–	–
34,752	31,316	28,609
7,876	6,987	6,897
(3,668)	(3,468)	(3,289)
(827)	(61)	(761)
(16)	(22)	(140	)(2)
$38,117	$34,752	$31,316

2,240	2,455	949
–	–	–
2,240	2,455	949
–	–	(5	)(3)
(663)	(215)	1,511
–	–	–
$1,577	$2,240	$2,455

152	173	176
8	7	14
(44)	(28)	(17)
$116	$152	$173
$55,454	$52,657	$49,085

3,594	2,934	2,934
129	130	117
(129)	(130)	(117)
1,560	1,350	–
(575)	(690)	–
$4,579	$3,594	$2,934

1,570	1,460	1,312
–	–	–
1,570	1,460	1,312
238	251	199
(133)	(116)	(86)
(83)	(25)	35
$1,592	$1,570	$1,460
$61,625	$57,821	$53,479

2017	2016	2015
$8,243	$7,368	$7,213

(1,259)	396	1,855
(55)	(172)	(480)
n/a	n/a	n/a
(28)	258	55
–	–	–
56	31	(9)

592	(716)	(1)
n/a	n/a	n/a
(21)	(16)	15
6	(10)	1
(709)	(229)	1,436
$7,534	$7,139	$8,649

$7,213	$6,772	$8,408
129	130	117
192	237	124
$7,534	$7,139	$8,649

2024 Scotiabank Annual Report | 129

Management’s Discussion and Analysis

T87 Other statistics

For the year ended October 31	2024(1)	2023(1)	2022	2021	2020	2019	2018
Operating performance
Basic earnings per share ($)	5.94	5.78	8.05	7.74	5.43	6.72	6.90
Diluted earnings per share ($)	5.87	5.72	8.02	7.70	5.30	6.68	6.82
Return on equity (%)(2)	10.2	10.3	14.8	14.7	10.4	13.1	14.5
Productivity ratio (%)(2)	58.5	59.4	54.4	53.2	53.8	53.9	52.3
Return on assets (%)(2)	0.56	0.53	0.79	0.86	0.59	0.83	0.92
Net interest margin (%)(3)	2.16	2.12	2.20	2.23	2.27	2.44	2.46
Capital measures(2)
Common Equity Tier 1 (CET1) capital ratio (%)(4)	13.1	13.0	11.5	12.3	11.8	11.1	11.1
Tier 1 capital ratio (%)(4)	15.0	14.8	13.2	13.9	13.3	12.2	12.5
Total capital ratio (%)(4)	16.7	17.2	15.3	15.9	15.5	14.2	14.3
Leverage ratio (%)(5)	4.4	4.2	4.2	4.8	4.7	4.2	4.5
Common share information
Closing share price ($) (TSX)	71.69	56.15	65.85	81.14	55.35	75.54	70.65
Number of shares outstanding (millions)	1,244	1,214	1,191	1,215	1,211	1,216	1,227
Dividends paid per share ($)	4.24	4.18	4.06	3.60	3.60	3.49	3.28
Dividend yield (%)(2)(6)	6.5	6.5	5.1	5.2	5.8	4.9	4.2
Price to earnings multiple (trailing 4 quarters)(2)	12.0	9.7	8.2	10.5	10.2	11.2	10.2
Book value per common share ($)(2)	59.14	56.64	54.68	53.28	51.85	52.33	49.75
Other information
Average total assets ($ millions)	1,419,284	1,396,092	1,281,708	1,157,213	1,160,584	1,056,063	945,683
Number of branches and offices	2,236	2,379	2,439	2,573	2,618	3,109	3,095
Number of employees	88,488	89,483	90,979	89,488	91,447	101,380	97,021
Number of automated banking machines	8,533	8,679	8,610	8,610	8,791	9,391	9,029

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the consolidated financial statements. Amounts for fiscal 2015 to 2022 have been prepared in accordance with IFRS 4 and have not been restated.

(2)	Refer to Glossary on page 132 for the description of the measure.
(3)	Refer to page 20 for a discussion of non-GAAP measures.
(4)

2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(5)

2024 and 2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(6)	Based on the average of the high and low common share price for the year.

130 | 2024 Scotiabank Annual Report

Management’s Discussion and Analysis | Supplementary Data

2017	2016	2015

6.55	5.80	5.70
6.49	5.77	5.67
14.6	13.8	14.6
53.9	55.2	54.2
0.90	0.81	0.84
2.46	2.38	2.39

11.5	11.0	10.3
13.1	12.4	11.5
14.9	14.6	13.4
4.7	4.5	4.2

83.28	72.08	61.49
1,199	1,208	1,203
3.05	2.88	2.72
4.0	4.7	4.4
12.7	12.4	10.8
46.24	43.59	40.80

912,619	913,844	860,607
3,003	3,113	3,177
87,761	88,901	89,214
8,140	8,144	8,191

2024 Scotiabank Annual Report | 131

Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.

Allowance for Credit Losses Ratio: The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance for Impaired Loans Ratio: The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance for Performing Loans Ratio: The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.

Allowance against Impaired Loans as a % of Gross Impaired Loans: The ratio of allowance against impaired loans to gross impaired loans.

Assets Under Administration (AUA): Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets Under Management (AUM): Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one percent.

Book Value per Common Share: Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.

Canadian Overnight Repo Rate Average (CORRA): CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Revised Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares, non-cumulative subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Dividend Yield: Dividends per common share divided by the average of the high and low share price in the relevant period.

Effective Tax Rate: The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Gross Impaired Loans as a % of Loans and Acceptances: The ratio of gross impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Liquidity Coverage Ratio (LCR): The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Market Value to Book Value Multiple: This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.

Net Impaired Loans as a % of Loans and Acceptances: The ratio of net impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.

Net Interest Margin: Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.

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Net Stable Funding Ratio (NSFR): The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.

Net Write-offs as a % of Average Net Loans and Acceptances: The ratio of net write-offs expressed as a percentage of average net loans and acceptances.

Non-Viability Contingent Capital (NVCC): In order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.

Operating Leverage: This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Price to Earnings Multiple (Trailing 4 Quarters): Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.

Productivity Ratio: This ratio represents non-interest expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.

Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances: The ratio of PCL on loans, acceptances and off-balance sheet exposures expressed as a percentage of average net loans and acceptances.

Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances: PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance sheet exposures as a percentage of average net loans and acceptances.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Assets (ROA): Net income expressed as a percentage of total average assets.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each operating segment. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.

Return on Tangible Common Equity (ROTCE): Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.

Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Revised Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Revised Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

Total Annual Shareholder Return (TSR): Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.

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Total Loss Absorbing Capacity (TLAC): The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).

Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent.

Sovereign: Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2023).

Securitization: On-balance sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures: Credit cards and unsecured lines of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.

Undrawn: Unutilized portion of authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Revised Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to CAD $150 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

Basel III Regulatory Capital Floor: Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on is determined under the Revised Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

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